H/7

07022124

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Prime Minerals Limited

*CURRENT ADDRESS 34 Parliament Place
West Perth WA 6005
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 06 2007
THOMSON FINANCIAL

FILE NO. 82- 35075 FISCAL YEAR 8/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : April 3, 2007

PRIME MINERALS LIMITED

ABN 61 120 658 497



PROSPECTUS

An offer to raise $2.2 million by the issue of
11 million ordinary fully paid shares in the Company
at an issue price of $0.20 per Share

Maiden Capital Pty Limited
AFSL 299325
Manager to the Issue

This is an important document. Please consult your professional adviser(s) if you have any questions.
The mineral properties described in this Prospectus are at the exploration and evaluation stage and accordingly investment in the Securities offered by this Prospectus should be regarded as speculative in nature.

Corporate Directory

Directors

Bruce Richard Hawley
Chairman

Emilio Pietro Del Fante
Executive Director

Vincent Kenneth Hyde
Non-Executive Director

Bruce David Waddell
Non-Executive Director

Principal Place of Business

34 Parliament Place
West Perth WA 6005
Telephone: +61 8 9488 5299
Facsimile: +61 8 9321 6699
www.primeminerals.com.au

Manager to the Issue

Maiden Capital
Level 8, 190 St Georges Terrace
Perth WA 6000
Telephone: +61 8 9322 3024
Facsimile : +61 8 9322 3163

Independent Geologists

Voermans Geological Services Pty Ltd
23 Broadhurst Crescent
Bateman WA 6160

Mackay & Schnellmann Pty Ltd
4 Lawrence Avenue
West Perth WA 6000

Company Secretary

Bruce David Waddell

Share Registry

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St Georges Tce
Perth WA
Telephone: +61 8 9323 2000
Facsimile: +61 8 9323 2033

Solicitor to the Offer and Independent Solicitor Reporting on Tenements

Pullinger Readhead Lucas
Level 2
Fortescue House
50 Kings Park Road
West Perth WA 6005

Investigating Accountant

PKF Corporate Advisory Services (WA) Pty Ltd
Level 7, BGC Centre
28 The Esplanade
Perth WA 6000

Auditor

PKF Chartered Accountants
Level 7, BGC Centre
28 The Esplanade
Perth WA 6000

DISCLAIMER

The assests depicted in the cover photographs are not assets of Prime Minerals Limited, but are included for illustrative purposes.

Prime Minerals Ltd has assembled a Western Australian focused portfolio of exciting exploration opportunities with exposure to uranium, gold, vanadium/titanium and iron ore. Company highlights include;

- The **Lake Mason Uranium project** currently contains a pre-JORC target mineralisation of 374,000lbs of uranium oxide (U_3O_8) defined by aircore drilling. It is located 40kms to the southwest of BHP's Yeelirrie Deposit which is the worlds largest calcrete uranium deposit containing 52,500 tonnes of U_3O_8. The opportunity exists to identify substantial uranium mineralisation within the Lake Mason drainage system.
- The **Barrambie Project** contains numerous gold targets over 25kms of strike with current pre-JORC target mineralisation of 161,522t @ 3.34 g/t gold for 17,354 ounces. Barrambie contains structural similarities to Troy Resources' nearby "Lord Nelson" gold mine.
- The **Barrambie Project** also contains **Vanadium/Iron Ore** mineralisation. Excised from, but surrounded by, Prime Minerals' tenement area is Reed Resources Limited's JORC compliant Indicated and Inferred mineral resource of 39.2 Mt at an average grade of 0.49% vanadium pentoxide (V_2O_5) and 11.3% titanium dioxide (TiO_2) and 22.3% iron oxide (Fe_2O_3) with a reported Net Present Value of A$379 million. Prime Minerals' Barrambie Project includes 24km of highly magnetic sill and has the potential to host a significantly larger resource.
- The **Star of Mangaroon Gold Project** includes what was historically the most productive gold mine in the Gascoyne with current pre-JORC target mineralisation of 46,500t @ 17g/t gold for 25,700 ounces and has several high grade targets scattered across a 14km strike. This under-explored project will be aggressively drilled by Prime.
- The **Dales Gorge and Tom Price Iron Ore** properties have the potential to host iron mineralisation within channel iron deposits, with close proximity to railway and the Tom Price iron ore mine.
- The Company proposes to issue a **Loyalty Option** to all Shareholders approximately four months after listing on the basis of one loyalty option for every two shares held.
- Upon listing **only 32,350,001 Shares** will be on issue.

PROPOSED FINAL CAPITAL STRUCTURE			
	SHARES		**OPTIONS**
Founder and Seed investors	7,350,001	Directors	2,000,000
Tenement Vendors	14,000,000	Consultants	200,000
Public (by this Offer)	11,000,000		
Total	**32,350,001**	Total	**2,200,000**

INDICATIVE TIMETABLE	
Lodgement of Prospectus	31 October 2006
Offer Opens	7 November 2006
Offer Closes	5 December 2006
Allotment and Issue of Shares	8 December 2006

NOTES

1. Investors are encouraged to submit their Applications as early as possible. The Company reserves the right to close the Offer earlier or later than as indicated above without prior notice to investors.
2. These dates are indicative only. The date the Shares are expected to be issued and/or commence trading on the Official List of ASX may vary with any change in the Closing Date.

IMPORTANT NOTICE

This Prospectus is dated 31 October 2006 and was lodged with the ASIC on that date. No Shares will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

Neither the ASIC nor ASX take any responsibility for the content of this Prospectus or the merits of the investment to which this Prospectus relates.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and therefore persons into whose possession this document comes should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws. This Prospectus does not constitute an offer of Shares in any jurisdiction where, or to any person to whom, it would be unlawful to issue this Prospectus.

It is important that you read this Prospectus carefully, in its entirety and seek professional advice where necessary before deciding to invest in the Company. In particular, in considering the prospects for the Company, you should consider the risk factors that could affect the performance of the Company. The Offer does not take into account your investment objectives, financial situation and particular needs. Accordingly, you should carefully consider the risk factors in light of your personal circumstances and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest. The Shares the subject of this Prospectus should be considered speculative.

No person is authorised to provide any information or make any representation in connection with the Offer contained in this Prospectus which is not contained in this Prospectus.

WEB SITE – ELECTRONIC PROSPECTUS

A copy of this Prospectus may be downloaded from the Company's website at www.primeminerals.com.au. Any person accessing the electronic version of this Prospectus for the purpose of making an investment in the Company must be an Australian resident and must only access the Prospectus from within Australia. Persons who access the electronic version of this Prospectus should ensure that they download and read the entire Prospectus.

The Corporations Act prohibits any persons passing onto another person an Application Form unless it is attached to a hard copy of this Prospectus or it accompanies the complete and unaltered version of this Prospectus. Any persons may obtain a hard copy of this Prospectus free of charge by contacting the Company by telephone on (08) 9488 5299 during normal business hours.

Contents

EXPOSURE PERIOD

This Prospectus will be circulated during the Exposure Period. The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the raising of funds. Potential investors should be aware that this examination may result in the identification of deficiencies in the Prospectus and, in those circumstances, any application that has been received may need to be dealt with in accordance with Section 724 of the Corporations Act.

Applications for Shares under this Prospectus will not be accepted by the Company until after the expiry of the Exposure Period. No preference will be conferred on persons who lodge applications before the expiry of the Exposure Period.

GLOSSARY

Certain terms and abbreviations used in this Prospectus have defined meanings which are explained in the Glossary at the end of the Prospectus.

Dear Investor,

On behalf of the Board of Directors, it is my pleasure to invite you to subscribe under this prospectus to become a shareholder in Prime Minerals Limited.

The Directors of Prime Minerals Ltd are well experienced in the small to mid-sized mining and exploration industry and have strong and diverse technical backgrounds, including corporate and project management, exploration and mine geology, metallurgy and corporate governance.

This prospectus offers a total of 11,000,000 Shares at an issue price of 20 cents per Share to raise $2.2 million. The Company will upon listing on ASX acquire a portfolio of projects which offer exposure to uranium, gold, vanadium, titanium and iron ore all within Western Australia.

Prime's Lake Mason Uranium project currently contains a pre-JORC mineralisation of 374,000lbs of U_3O_8 defined by historical aircore drilling. The opportunity exists to identify substantial uranium mineralisation within the Lake Mason drainage system, situated 40kms to the southwest of Yeelirrie, and Prime intends to complete a radiometric survey and then immediately commence an extensive drilling programme over the main uranium targets.

Uranium is the fuel of the future, with rising fossil fuel prices and green house constraints, it will represent a growing source of fuel for the world. In addition, both China and India are expanding their domestic nuclear capacity to meet rapidly expanding energy needs. Demand is expected to exceed mine supply for many years.

Excised from, but surrounded by, Prime Minerals' Barrambie tenement area is Reed Resources Limited's JORC compliant mineral resource of 39.2 Mt at an average grade of 0.49% V_2O_5 and 11.3% TiO_2 and 22.3% Fe_2O_3 with an NPV of $379 million. Analysis of recently flown low level detailed aeromagnetic data over the Prime Minerals project area has outlined the presence of approximately 24 kilometres of highly magnetic bodies with a similar magnetic signature to that found over the Reed Resources deposit.

Vanadium is used in the steel industry to improve strength and corrosion resistance, which is valuable in the production of high strength alloy steels. It is predicted that global consumption of vanadium will be in the vicinity of 75,000 tonnes per annum in 2010, representing an increase of 25% above 2005 levels.

The Barrambie Project is located nearby Troy Resources Sandstone Gold operations and contains numerous gold prospects, including the historical Barrambie mining centre, over a strike of 25kms containing pre-JORC target mineralisation of 161,522t @ 3.34 g/t gold for 17,354 ounces.

Prime has the right to earn an 80% interest in the Star of Mangaroon Gold Project which covers the historically most productive gold mine in the Gascoyne and currently has pre-JORC target mineralisation of 46,500 tonnes @ 17g/t gold for 25,700 ounces within several high grade targets scattered across the 14km strength length project area. This under-explored project will be aggressively drilled by Prime.

The Dales Gorge and Tom Price Iron Ore properties have the potential to host iron mineralisation within channel iron deposits. Adjacent to and overlapping the eastern boundary of the Dales Gorge property is an extensive occurrence of Robe Pisolite channel iron deposit.

The funds raised by this Prospectus will initially be used to aggressively drill the Lake Mason uranium targets and the Star of Mangaroon gold project. As the other tenements within the projects mentioned in this Prospectus become granted over time, Prime will also undertake exploration on those tenements. Additionally, the Company will target opportunities to acquire further projects and focus on increasing shareholder wealth.

I look forward to welcoming you as a shareholder of Prime Minerals Limited.

Bruce Hawley

Bruce Hawley
Chairman

1 Project Overview


INDIAN
OCEAN
Port Hedland
Dampier
Dales Gorge
Iron Ore Project
Tom Price
Iron Ore Project
Tom Price
Newman
Star of Mangaroon
Gold Project
WESTERN
AUSTRALIA
W A
Carnarvon
Gascoyne
Junction
BHP's Yeelirrie
Uranium Deposit
52,000t of Uranium
Gidgee Gold Mine
Barramble Gold &
Vanadium / Iron Ore
Project
Lake Mason
Uranium Project
Sandstone
PMA Windimurra
Vanadium Mine
Troy Resources
Bulchina Gold Mine
Troy Resources
Lords Gold Mine
Geraldton
Kalgoorlie
Pilbara iron ore railways
Major roads
Other roads
0
100
200 km
PERTH
PRIME
MINERALS LIMITED
Project Areas

1.1 Objectives

Prime Minerals Limited was formed with the objective of pursuing opportunities in exploration and mining for uranium, gold, vanadium, titanium and iron ore. The funds to be raised by the Offer are $2,200,000, before costs of the Offer and brokerage. The main purpose of the Offer is to finance the uranium, gold, vanadium, titanium and iron ore exploration activities on the tenements to be acquired by the Company, conditional on ASX listing, and to meet the corporate and administrative costs of the Company, including the costs associated with the Offer.

In the following summary, wherever pre-JORC target mineralisation is referred to, it should be noted that such mineralisation is conceptual in nature and is not to be construed as a mineral resource or ore reserve. It is based on limited exploration to date and at this stage it is uncertain whether future exploration will in fact result in the discovery of a mineral resource or ore reserve.

1.2 Lake Mason Uranium Prospect

a) Background

Prime Minerals Limited will acquire a 100% interest through its wholly owned subsidiary Fineloop Holdings Pty Ltd in granted Exploration Licence 57/591 and Exploration Licence application 57/618, which comprise the Lake Mason Uranium Project. The tenements are located approximately 60km north east of Sandstone in the East Murchison Mineral Field of Western Australia (refer Figure B). The tenements cover some 426km² of predominantly Archaean granitoids and minor greenstones, over which the Lake Mason drainage system has been developed.

The Lake Mason Project also lies 40km to the south west of the Yeelirrie Project held by BHP Billiton which is the world's largest calcrete associated uranium deposit, with a published resource of 52,500 tonnes of uranium oxide (U_3O_8). At Yeelirrie, carnotite mineralisation has precipitated within valley fill calcrete aquifers in response to changes in groundwater chemistry.

The Directors assume that the Lake Mason and Yeelirrie lake systems developed during similar climatic conditions over a similar granitoid basement, and hence the opportunity exists to identify substantial uranium mineralisation within the Lake Mason palaeo-drainage system. This potential is supported by existing uranium channel radiometric data and some drilling undertaken by previous explorers (refer Figure A).

Previous exploration at Lake Mason has focused on the defined radiometric anomalies within the eastern extremity and northern shore of the main Lake Mason channel within E57/591, where pre-JORC target mineralisation of approximately 1 million tonnes at an average grade of 170ppm uranium for 170,000kg


Lake Mason Project – Bolitho Bore Aircore Drill Section
Calcrete and Silcrete
Gypsiferous and Calcareous Clays
12m
12m
12m
12m
9m

N **FIGURE A. Bolitho Bore – Aircore Drill Section** S


E57/658
E57/659
Barrambie Project
Gidgee Gold Mine
GIDGEE
OLD GIDGEE
BARRAMBIE
LAKE MASON
E57/591
E57/618
Lake Mason Project
20 km
MGA Zone 50 GDA94
BOOYLGOO SPRING
BLACK RANGE
SANDSTONE
Youanmi Fault
Edale Fault
Bulchina Gold Mine
BLACK HILL
DANDARAGA
Lord Nelson Gold Mine
PORT HEDLAND
Map Location
ESPERANCE
6,950,000
6,900,000
700,000
750,000
Legend
Gold Mine
Deposit
Fault
Tenement Granted
Tenement Application
Aeromag Interp
Major fault
Minor fault
Dyke or vein
Gneiss
Granite
Greenstone
Intrusive rock
FIGURE B. Barrambie & Lake Mason Projects – Regional Geology & Tenements

U_3O_8 (374,000lbs) has been defined by aircore drilling within the Prime project area at Bolitho Bore. Several areas along this defined channel are covered by either water or non-radioactive sheet-wash sands and sediments that may obscure a radiometric response. The Directors believe these areas of shallow cover offer an excellent opportunity for the discovery of additional uranium mineralisation, immediately south of the Bolitho Bore mineralisation on the southern shores of the lake, and up-stream.

Areas of specific interest identified by the Directors following a review of geophysical data and historical data are the northern and southern margins of the entire Lake Mason drainage system. Several discrete uranium anomalies are present within areas of thin sheetwash and lake cover, 6 – 12kms to the west and upstream of the Bolitho Bore mineralisation.

b) Exploration Program

Previously there has been no truly systematic uranium exploration over the defined radiometric anomalies and other untested uranium anomalous areas occurring outside Lake Mason, to the south, within E57/618. Prime will utilise both airborne and ground geophysical methods to define the channel position at Lake Mason and then embark on a focused lake based drilling program. The priorities for this drilling are to test the interpreted extensions to the Bolitho Bore mineralisation and complete regional traverses along the interpreted channel position upstream to the west.

1.3 Barrambie Gold/Vanadium/Iron Project

(a) Background

The two Barrambie tenements in which Prime Minerals Limited ("Prime") will acquire, subject to ASX listing, an 80% interest (subject to the vendor retaining a free carried interest of 20% up to completion of a bankable feasibility study and finance approval), are both located in the East Murchison Region of Western Australia (refer Figure B). Exploration Licence applications 57/658 and 57/659 ("the Tenements") are located approximately 60km north northwest of Sandstone in the East Murchison Mineral Field of Western Australia. The tenements are considered highly prospective for economic deposits of gold, vanadium-titanium-iron, base metals and platinum group elements.

The Tenements cover some 418km² of the Archaean Barrambie Greenstone Belt and enclosing granitoids. Lithologies at Barrambie which host gold mineralisation include gabbro, granite, felsic volcanics and sediments. Many of the known deposits within the Prime project area contain a significant portion of supergene gold, and the higher grade cores are typically sulphide bearing quartz veins.

Gold was first discovered at Barrambie in 1905 during the construction of the rabbit-proof fence. Small scale mining was undertaken in the Barrambie, Errolls, Sugarstone and Scheelite mining centres in the years prior to the First World War. Total recorded production is 27,339 ounces of gold from 34,101 tonnes.

The tenements represent a project area with very significant potential for economic resources of gold and vanadium rich titaniferous magnetite. No gold exploration has been undertaken in the last ten years.

(i) Barrambie – Gold Mineralisation and Target Areas

The 1985-97 work defined the extensions of the known mineralisation and also discovered new zones of mineralisation. Published pre-JORC target mineralisation spread over several deposits totals 161,522 tonnes at 3.34 g/t Au for 17,354 ounces (refer Figure C).

The geological and structural setting of some of the gold mineralisation in the Barrambie project area is remarkably similar to the Lord Henry and Lord Nelson deposits recently discovered by Troy Resources along the faulted and sheared eastern margin of the Sandstone Greenstone Belt. The mineralisation at "The Lords" is associated with a north-south trending fault forming part of the Edale Fault Corridor. Most of this gold is associated with pyrite-silica alteration within sheared granitoids. The northwest – southeast trending Edale Fault can be confidently traced to the Barrambie Area.

The fact that similar – style mineralisation within the same structural feature exists is highly encouraging, greatly increasing the gold prospectivity of the Barrambie project area.

Rock chip sampling to the southeast of the Barrambie Mine located anomalous gold in a flow banded rhyolite with a best result of 3.93g/t gold. This anomaly remains untested. At the Silver Lining Prospect, 1.5km north northwest of the old Barrambie Gold Mine, significant gold mineralisation has been intersected within north west trending ferruginous quartz veins associated with shear zones. Only 3 RC holes for 242m have been drilled to date, with best results of 14m at 2.2g/t Au from 50m. Further drilling is recommended to test the extent of the mineralisation at depth.

Within the Errolls Mining Centre, a pre-JORC target mineralisation of 27,522t at 4.13 g/t gold for 3,654 ounces has been defined at the Legacy prospect. Shallow rotary air blast drilling 160m along strike to the south with results of up to 2m at 6.85 g/t Au suggests that the mineralisation defined to date has potential to grow.

Shallow reconnaissance RC drilling at the Inheritance Mine some 160m along strike to the north of Errolls has intersected 3 metres grading 15.3 g/t Au, indicating that significant gold mineralisation also extends in this direction. The mineralisation remains open in all directions, and several parallel structures in the area remain lightly tested by drilling.

The Ironclad South prospect (also known as Kismet) south of the Sugarstone Mining Centre has not been fully RC drill tested, despite some early encouragement from scout drilling. Drill results of 14m at 5.49g/t Au from 18m in hole BR64 (inc 4m at 18.17g/tAu from 18m) have been reported. There is an absence of quartz with this intersection, but an abundance of martite rich lithologies from the Barrambie Sill. It was also reported that the ore shoot had a 50m strike, was steeply plunging and was not drill tested below 20 vertical metres from surface.

In 2000 St Barbara Mines Ltd explored in the general vicinity of Ironclad South and reported drilling a 5m to 30m wide north-trending shear zone with chlorite-sericite-carbonate alteration and multiple quartz veins and stringers along the eastern margin of a relatively unaltered massive biotite granodiorite. The eastern part of the granodiorite outcrop is variably chlorite altered over widths of 50m.

Aircore drilling intersected significant gold mineralisation within this shear zone over a strike length of 75m. The best drill intercepts included 7m at 7.03g/t from 33m (hole SSTA33) and 2m at 5.13g/t from 35m (hole SSTA35).

The discovery of this high grade zone in sheared granodiorite suggests the potential for similar deposits to that being mined by Troy Resources NL at their mine situated approximately 50 kilometres south east of Prime's Barrambie project. Barrambie is also 35 kilometres west south west of the Gidgee Gold Mine which is currently on care and maintenance but has produced in excess of one million ounces of gold.

Significant previous exploration RC drilling results are shown below.

Prospect	Hole No.	From (m)	Interval (m)	Grade (g/t Au)
Woodies	WRB029	52	12	1.95
	Inc.	52	4	3.65
Silver Lining	SCRC002	50	14	2.17
	Inc.	50	2	13.0
Errols South	ER013	2	2	6.85
Inheritance	NE01	28	3	15.30
Barrambie Shear	B194	25	4	6.07
Ironclad	ICRC004	76	9	2.60
	ICRC006	88	9	4.91
	Inc.	93	4	6.07
	ICRC007	53	3	6.10
Ironclad South	SSTA33	33	7	7.0
	BR64	18	14	5.49

(ii) Barrambie – Vanadium Iron Ore Mineralisation and Target Areas

In the Bay-Cove Area, a vanadium-titanium-iron deposit is held by Reed Resources Ltd ("Reed") within a narrow 500m wide, 11 kilometres long excised mining lease. The deposit lies within a magnetic portion of the Barrambie Sill, which is centrally located within Prime's Barrambie project. Reed has recently announced to the ASX a JORC compliant Indicated and Inferred mineral resource between the Bay and Gulf area of 39.2 Mt at an average grade of 0.49% vanadium pentoxide (V_2O_5) and 11.3 % titanium dioxide (TiO_2) and 22.3% iron oxide (Fe_2O_3) down to 80 metres depth over a strike length of 4.4 kilometres (refer Figure C).

This resource estimate is largely based on percussion drilling by Ferrovanadium Corp NL completed between 1968 and 1972. Pre-feasibility results indicate that at an ore throughput of 2 million tonnes per annum, producing 20 million pounds per annum of V_2O_5, Reed's project has a Net Present Value of A$379 million.

Analysis of recently flown low level detailed aeromagnetic data over the Prime Minerals project area has outlined the presence of approximately 24 kilometres of highly magnetic bodies with a similar magnetic signature to that found over the Reed Resources deposit. There are three main occurrences, at Prime Mineral's Barrambie North (9km strike length), Ballanhoe Hills (5km) and a further 10km at the Virginia Hills prospect. Virginia Hills is approximately 6km west of the Reed Resources deposit. Surface sampling by Ferrovanadium Corp NL at Virginia Hills returned assay results of 45 to 53% Fe, 11.1 to 14.8% TiO_2 and 0.73 to 1.15% V_2O_5 (refer Figure C).

Based on the presence of 24 kilometres of Barrambie Sill – type rocks the project area has the potential to host a substantially larger resource than that outlined within the Reed Resources Mining Lease.

(b) Exploration Program

Prime will carry out interpretation of detailed aeromagnetic data to generate further gold drilling targets over the strike extensions of the Barrambie Sill. Other targets include the major north-south trending structures which have excellent potential to host substantial gold mineralisation in greenstones and granitoid rocks. These structures form part of the Edale Fault system that hosts the Troy Resources gold mining operations at Sandstone approximately 50kms to the south of Barrambie.

Prime will acquire the aeromagnetic data to carry out geological interpretation and on site sampling over the vanadium target areas to define a detailed drilling program.

1.4 Star of Mangaroon Gold Project

(a) Background

The Star of Mangaroon Gold Project comprises three tenements, Exploration Licence application 09/1081, granted Prospecting Licence 09/405 and Mining Lease application 09/110, which are located 270km northeast of Carnarvon in the Gascoyne Mineral Field of Western Australia. The tenements cover an area of approximately 72km^2. The project is considered highly prospective for economic deposits of gold, and covers a large portion of the historical Mangaroon Gold Mining Centre which includes the largest gold producing mine in the Gascoyne, the Star of Mangaroon gold mine.

Prime Minerals Limited has acquired the right, subject to ASX listing, to form a joint venture with Gascoyne Minerals Pty Ltd and earn up to an 80% interest in the tenements by spending $500,000 within 5 years.

Results of recently released regional work by the GSWA have led to a much better understanding of the complex geology, stratigraphy and structural history of the Gascoyne Complex. The GSWA found that the northwest – southeast trending Mangaroon Zone, in which the Star of Mangaroon gold mine lies, is a strongly deformed and altered belt where extensive shearing has occurred (refer Figure D).

The Mangaroon Zone has been intruded by voluminous granite plutons followed by the intrusion of numerous dolerite dykes and quartz veins, and this geological and tectonic setting is regarded as very favourable for the formation of gold and base metal mineralisation. The majority of the known mineralisation in the Gascoyne Complex is found within the Mangaroon Zone.

Most of the historical work in the project area has been undertaken by local prospectors and miners. Activities conducted by modern exploration companies were largely restricted to drilling at the Star of Mangaroon gold mine. There is no record of any basic reconnaissance exploration work such as geological mapping, soil geochemistry and rock sampling having been carried out.

Drilling at the Star of Mangaroon has outlined a pre-JORC target mineralisation of 46,500 tonnes at 17.2g/t gold for 25,700 ounces. This mineralisation was estimated in 1994 down to a vertical depth of 50m. Subsequent deeper drilling found still richer mineralisation at a depth of 156 metres below the shallow partly mined high grade shoot. The mineralisation has not been closed off.

Despite the under-explored nature of the area, several high grade gold deposits have been discovered, all of them by local prospectors. These deposits are scattered across the entire project area along a strike length of approximately 14km.. None of these deposits have been drill tested or even geologically assessed.

The unexplored nature of the project area and its high prospectivity has recently been demonstrated by RC drilling at Pritchard Well, where one of only two holes drilled intersected a rich gold-bearing quartz vein. Elsewhere, alluvial workings have been recently located where prospectors still find coarse gold nuggets. These areas are principal targets for a geological assessment and exploration.


365,000
370,000
375,000
7,370,000
7,365,000
7,360,000
7,355,000
EXC
Two Peaks
Mangaroon Prospecting
Mangaroon / McDonald
Mangaroon
E09/1081
Star Of Mangaroon
P09/405
M09/110
Popeye
Legend
Deposit (Minedex)
Tenement Granted
Tenement Application
Excision
4 km
MGA Zone 50 GDA94
N

FIGURE D. Star of Mangaroon Project – Total Magnetic Intensity

The most likely geological model for gold mineralisation in the Mangaroon area is a shear related stacked system of high grade quartz veins hosted by a variety of highly altered sedimentary and igneous rock types.

The potential for magnetic dykes seen in regional airborne magnetic data to host PGE/nickel mineralisation should be investigated. Recently released airborne magnetic data outlined a number of larger magnetic dykes traversing the Project Area. Elsewhere a similar dyke hosted PGE/nickel mineralisation. Therefore potential for this type of mineralisation will be investigated

The Star of Mangaroon tenements represent a project area with very significant potential for economic resources of gold and some potential for platinum group elements and nickel.

(b) Exploration Program

The Star of Mangaroon Project area is under-explored. Subject to Prime's listing on ASX and joint venture approvals, further work will include:

- Digitising of the existing database,
- Acquisition or flying of detailed aeromagnetics over the entire area,
- Acquisition of colour aerial photography,
- Geological and structural assessment and detailed mapping of the area,
- Further deeper drilling at the high grade gold mineralisation at the Star of Mangaroon,
- Drill testing of other known high-grade deposits such as Pritchard Well, Two Peaks and the Lead Mine area, and
- Geological, geochemical and geophysical work across the entire project area.

Other prospective areas will be soil sampled and tested by auger or RAB drilling,.followed up by RC and/or diamond drilling.

1.5 Dales Gorge and Tom Price Iron Ore Prospect

(a) Background

The two iron properties in which Prime will acquire a 100% interest subject to ASX listing are both located in the Pilbara Region of Western Australia (refer Figure E).

The Dales Gorge property comprises Exploration Licence Application 47/1729 of approximately 210km^2 and is located 152 kilometres northwest of the town of Newman. The Great Northern Highway that runs first westward from Newman and then turns to the north is located some 12 kilometres to the east of the tenement.

Bedrock is a sequence of Archaean to Proterozoic rocks comprising the Wittenoom Formation overlain by the Mount Sylvia Formation, the Mount McRae Shale, the Brockman Iron Formation and in the southwest the Weeli Wolli Formation. The sequence is situated on the southern flank of the Yandicoogina Creek Syncline.

Overlying the bedrock are Cainozoic sediments of which the Robe Pisolite is of. potential economic importance. Adjacent to and overlapping the eastern boundary of the property is an occurrence of Robe Pisolite channel iron deposit that parallels the present drainage and that has a surface area of around 1.32 million square metres. At the usual bulk relative density of channel iron deposit of 3.0, the potential is for some 4 million tonnes per metre depth. Systematic exploration will be required to assess the depth of the deposit.

Iron mineralisation of potential economic importance is known to be present at one location on the tenement and in addition to this known occurrence of channel iron deposit, there is also potential for other unrecorded deposits on and adjacent to the drainages of the Dales Gorge property.

No previous exploration is known to have been completed on the Dales Gorge property area.

From exploration work undertaken in other areas, it has been observed that where published geological maps show the Robe Pisolite unit as being present then this is generally reliable although the extent may be in error in detail. However, due to the way in which such maps are prepared, all of the channel iron deposits present are not necessarily detected during the mapping procedure: the surface expression of a channel iron deposit may be very limited. There is also the possibility of channel iron deposit being completely buried beneath more recent detrital deposits.

In essence, therefore, the known Robe Pisolite occurrence warrants further investigation and more generally all of the drainage lines and adjacent areas on the Dales Gorge property should be examined for the presence of otherwise unrecorded channel iron deposits.

The Tom Price property comprises Exploration Licence Applications 47/1496 and 1497 that form the northern portion with an area of around 280km^2 and Exploration Licence Application 47/1498 that


Tom Price
Iron Ore Mine
MARANDOO
PARABURDOO
Paraburdoo
Iron Ore Mine
Prime Minerals tenements
Roads
Railway
Iron ore deposits
PRIME MINERALS LIMITED
Dales Gorge and
Tom Price Iron Ore Tenements
E47/1729 & E47/1496, E47/1497,E47/1498

FIGURE E. Iron Ore Tenement Map

constitutes the southern portion of 60 square kilometres. The northern and southern portions are 17 kilometres northeast and 15 kilometres southsouthwest of the Tom Price iron ore mine (refer Figure E).

Bedrock on the property is a sequence of Archaean rocks comprising the Bunjinah Formation overlain by the Jeerinah Formation. The Marra Mamba Iron Formation and the Brockman Iron Formation are present adjacent to the property. The sequences of the two portions of the property are located on the northern and southern flanks respectively of the Mount Turner Syncline.

Overlying the bedrock are Cainozoic sediments of which the Robe Pisolite is of potential economic importance. Southeast of the southern portion of the property is an occurrence of Robe Pisolite channel iron deposit. To the northeast of the southern portion is the Southern Plain Detritals deposit that has been explored and exploited whilst to the east there are interpreted canga deposits: these latter two deposits are evidence of the presence of iron rich detritals and of the southward movement of high iron clasts from the Marra Mamba Iron Formation and Brockman Iron Formation outcrops.

The potential of the Tom Price property for iron mineralisation is therefore for channel iron deposit and similar materials.

(b) Exploration Program

Initial exploration of the Dales Gorge and Tom Price tenements will comprise a detailed review of satellite and aerial photography followed by ground truthing of the remote sensing interpretation and the definition of drilling targets.

2 Profiles of Directors

BRUCE RICHARD HAWLEY
Chairman

Mr Hawley is a chemical engineer. For the past six years he has operated a consultancy business which has provided professional engineering services to a number of major resource and scientific organisations in Australia and overseas.

Mr Hawley has almost 40 years experience and has been involved in significant resource projects throughout Australia including the Kintyre Uranium Deposit for Rio Tinto, the Ranger Uranium Mine for Energy Resources Australia, Koongarra for Renison Mines, various Pilbara Iron Mines for Rio Tinto and uranium deposits for Paladin Resources and Summit Resources. He has also worked in the processing of ilmenite to high grade titanium for Rutile Zircon Mines.

Mr Hawley graduated in 1970 with Honours and a Bachelor of Engineering (Chemical). He is a Fellow of the Australian Institute of Mining and Metallurgy (Aus.IMM).

EMILIO PIETRO DEL FANTE
Executive Director

Mr Del Fante has owned and managed a company providing tenement administration and various consulting services to listed public companies for the last 17 years. These companies include BHP Billiton, Rio Tinto Limited, Ashanti Goldfields Company Limited and Newcrest Mining Limited.

This work has included many aspects of mining title management including dealings under the Native Title Act 1993.

He was previously a Director of Cape Lambert Iron Ore, an ASX listed iron ore company, and held senior positions within the mineral titles division of the Mines Department of Western Australia (now Department of Industry and Resources).

Mr Del Fante brings with him extensive mining and management skills that will be valuable in the day to day operations of Prime Minerals.

VINCENT KENNETH HYDE
Non-Executive Director

Vince Hyde brings with him over 40 years of banking and corporate advisory experience. He was the Managing Director of a merchant bank for many years and his responsibilities included the overall management and performance of the operations in Australia, South East Asia, Republic of South Africa, United Kingdom, France, Germany and North America.

Through All Australian Capital Management he has assisted small to medium enterprises in restructuring, developing competitive strategies, implementing management reporting systems and reviewing their operations and banking facilities, thereby turning them into profitable businesses.

Vince is an accountant by training and due to the varied nature of the projects he has been involved in he has had extensive dealings with lawyers, project managers, developers, utility companies and government.

Mr Hyde is a member of the Australian Institute of Export and the National Institute of Accountants.

BRUCE DAVID WADDELL
Non-Executive Director and Company Secretary

Mr Waddell has 16 years commercial experience in the mining industry. He has provided senior administration and accounting services to several mining companies including National Mine Management Pty Ltd, Roche Mining and Hill 50 Gold NL. He was previously Chief Financial Officer and Company Secretary of Tectonic Resources NL, a listed ASX company with mining operations in Western Australia.

Mr Waddell graduated with a Bachelor of Commerce (Accounting) from the University of Western Australia. Mr Waddell is a Certified Practising Accountant and holds a Diploma in Company Secretarial Practice.

3.1 Shares Offered For Subscription

This Prospectus invites investors to apply for a total of 11 million Shares at a price of $0.20 for each Share to raise $2.2 million, before costs of the Offer. All Shares offered under this Prospectus will rank equally with existing Shares. Details of the rights attaching to the Shares are set out in Section 10.2 of the Prospectus.

All application monies are payable in full on application.

3.2 Key Dates

Lodgement of Prospectus	31 October 2006
Opening Date	7 November 2006
Closing Date (5.00pm WST)	5 December 2006
Allotment of Shares under this Prospectus (anticipated)	8 December 2006
Trading of Shares to commence on ASX (anticipated)	15 December 2006

The above dates are indicative only and may vary. The Company reserves the right to change the key dates of the Offer without prior notice which may have a consequential impact on other dates.

3.3 Loyalty Options to Shareholders

Shareholders registered on a record date approximately four months after the commencement of trading of the Company's shares on ASX will be entitled to participate in a non-renounceable entitlements issue of Loyalty Options on the basis of one option for every two Shares held at a price of one cent per Loyalty Option. The Loyalty Options will have an exercise price of 20 cents and an expiry date of 31 October 2009. The terms and conditions of the Loyalty Options are summarised in Section 10.4.

3.4 Expenditure Plans and Use of Funds

The budget expenditure figures for the Company for the first two years following listing on ASX are set out below.

	$2.2m million raising
Pre-float funds	$236,000
IPO funds	$2,200,000

Budget Expenditure	$2.2 million raising	
	Year 1	Year 2
Tenement acquisition expenses	150,000	0
Costs of the Issue including Manager's fees	313,000	0
Lake Mason Uranium Project exploration	190,000	250,000
Barrambie Project exploration	40,000	80,000
Star of Mangaroon Project exploration	225,000	250,000
Dales Gorge and Tom Price Iron Ore Project exploration	40,000	140,000
Working capital	368,000	371,000
Total	1,326,000	1,091,000

The Directors currently intend that, in the first two years after listing a minimum of $915,000 out of the funds to be raised by this Prospectus will be spent on exploration programs on the two granted tenements which are to be acquired by the Company subject to ASX listing, namely E57/591 (Lake Mason Uranium Prospect) and P09/452 (Star of Mangaroon Project). Details on the intended exploration programs are set out in Section 4 of the Prospectus.

3.5 Application For Shares

An Application for Shares can only be made on the Application Form contained at the back of this Prospectus. The Application Form must be completed in accordance with the instructions set out on the Application Form.

Applications must be for a minimum of 10,000 Shares (being minimum application monies of $2,000), and thereafter in multiples of 1,000 Shares ($200).

The Application Form must be accompanied by a cheque in Australian dollars, for the full amount of your application monies. Cheques must be made payable to "Prime Minerals Ltd – Application Account" and should be crossed "Not Negotiable".

Application Forms must not be circulated to prospective investors unless accompanied by a copy of this Prospectus.

Completed Application Forms and accompanying cheques must be received by no later than 5.00 pm (WST) on the Closing Date by the Share Registry:

By Delivery to:
PRIME MINERALS LTD
c/- Computershare Investor Services Pty Ltd
Level 2
45 St Georges Terrace
Perth WA 6000

By Post to:
PRIME MINERALS LTD
c/- Computershare Investor Services Pty Ltd
GPO Box D182
Perth WA 6840

The Company reserves the right to extend the Offer or close the Offer early without notice. Applicants are therefore urged to lodge their Application Form as soon as possible.

An original, completed and lodged Application Form, together with a cheque for the application monies, constitutes a binding and irrevocable offer to subscribe for the number of Shares specified in the Application Form. The Application Form does not need to be signed to be a valid application. An Application will be deemed to have been accepted by the Company upon allotment of the Shares.

If the Application Form is not completed correctly, or if the accompanying payment of the application monies is for the wrong amount, it may still be treated as valid. The Directors' decision as to whether to treat the Application as valid and how to construe, amend or complete the Application Form is final. However, an Applicant will not be treated as having applied for more Shares than is indicated by the amount of the cheque for the application monies.

No brokerage or stamp duty is payable by Applicants in respect of Applications for Shares under this Prospectus.

3.6 Allocation and Allotment of Shares

The Company reserves the right to reject any Application or to allocate to any Applicant fewer Shares than the number applied for. The Company also reserves the right to reject or aggregate multiple applications in determining final allocations.

In the event an Application is not accepted or accepted in part only, the relevant portion of the application monies will be returned to Applicants, without interest.

The Company reserves the right not to proceed with the Offer or any part of it at any time before the allocation of the Shares to Applicants. If the Offer or any part of it is cancelled, all application monies, or the relevant application monies will be refunded.

The Company also reserves the right to close the Offer or any part of it early, or extend the Offer or any part of it, or accept late Applications Forms either generally or in particular cases.

The allotment of Shares to Applicants will occur as soon as practicable after Application Forms and application monies have been received for the minimum subscription of Shares being offered, following which statements of shareholding will be dispatched. It is the responsibility of Applicants to determine their allocation prior to trading in the Shares. Applicants who sell Shares before they receive their statement of shareholding will do so at their own risk.

3.7 Application Money Held in Trust

All application monies will be deposited into a separate bank account of the Company and held in trust for Applicants until the Shares are issued or application monies returned. Any interest that accrues will be retained by the Company and will not be paid to Applicants.

3.8 Minimum Subscription and Oversubscriptions

The minimum subscription to be raised under this Prospectus is $2,200,000.

No Shares will be issued pursuant to this Prospectus until the minimum subscription has been achieved. Should the minimum subscription not be reached within 4 months after the date of this Prospectus, all applications monies will be dealt with in accordance with the Corporations Act.

The Company believes the minimum subscription is sufficient working capital to achieve its objectives as set out in this Prospectus.

Oversubscriptions will not be accepted.

3.9 Capital Structure

As at the date of this Prospectus, the issued share capital of the Company is 3,350,001 Shares.

The capital structure at completion of the Offer, assuming the Offer is fully subscribed, is set out below:

Issued Share Capital	Number Of Shares	% of Shares
Shares on issue as at the date of the Prospectus	3,350,001	10.3%
Shares to be issued on acquisition of tenements[1]	14,000,000	43.3%
Shares to be issued on completion of raising[2]	4,000,000	12.4%
Shares to be issued pursuant to the Prospectus	11,000,000	34.0%
Total Shares on issue at the close of the Offer	**32,350,001**	**100%**

[1] Details on the Shares to be issued on acquisition of tenements are set out in Section 5 of this Prospectus.

[2] Details on the Shares to be issued as part of the Manager to the Issue's engagement terms, on completion of the raising, are set out in Section 5 of this Prospectus.

The Company has also issued 2,000,000 options to directors, and 200,000 options to consultants, details of which are set out in section 10.3 below.

It is anticipated that most, if not all, of the 3,350,001 Shares and the 2,200,000 Options on Issue as at the date of this Prospectus, the 14,000,000 Shares to be issued on acquisition of the tenements and the 4,000,000 Shares to be issued on completion of the raising will be classified as restricted securities by ASX.

3.10 Dividend Policy

The Company anticipates that significant expenditure will be incurred in the evaluation and development of the Company's projects. These activities are expected to dominate the two year period following the issue of this Prospectus. Accordingly, the Company does not expect to declare any dividends during that period.

Subject to the Company achieving sustained profitability, the Directors will consider paying dividends, subject to available cash flow and capital requirements.

3.11 ASX Listing

The Company will apply to ASX within 7 days after the date of this Prospectus for admission to the Official List and for Official Quotation of the Shares, other than those existing Shares that the ASX is likely to treat as restricted securities as defined in ASX Listing Rules.

If the Shares are not admitted to official quotation within 3 months after the date of this Prospectus, none of the Shares offered by this Prospectus will be allotted or issued. In that circumstance, all Applications will be dealt with in accordance with the Corporations Act.

The fact that ASX may admit the Company to the Official List is not to be taken in any way as an indication of the merits of the Company or the Shares. ASX, its officers and employees, take no responsibility for the contents of this Prospectus.

3.12 Investment Risks

The business of the Company involves mining exploration and investment in mining tenements and accordingly, investments in the Shares offered by this Prospectus should be considered speculative. The key risks associated with an investment in the Company are in Section 9 of this Prospectus.

3.13 Underwriting

This Offer is not underwritten.

3.14 Manager to the Issue

Maiden Capital Pty Ltd has been appointed Manager to the Issue. The terms of the appointment are summarised in Section 5 of the Prospectus.

VOERMANS GEOLOGICAL SERVICES PTY LTD
ABN 55 065 480 855

23 Broadhurst Crescent
Bateman Western Australia 6150
Tel 08 93325019
Mobile 0408 877 270
Email: Voermans@bigpond.net.au

Independent Technical Assessment

30 September 2006

The Directors
Prime Minerals Limited
34 Parliament Place
West Perth WA 6005

Dear Sirs,

Voermans Geological Services Pty Ltd ("VGS") has been commissioned by Prime Minerals Limited ("Prime") to provide an *Independent Technical Assessment* ("Report") of certain mineral exploration tenements comprising the Lake Mason Uranium, the Barrambie and Star of Mangaroon Projects located in the Northeast Goldfields and Gascoyne Regions respectively of Western Australia.

This *Independent Technical Assessment* is to be included in a Prospectus to be lodged with the Australian Securities and Investments Commission ("ASIC"). The Prospectus will offer 11,000,000 shares at an issue price of $0.20 per share (the "Prospectus"), to raise a total of $2,200,000 (before costs associated with the issue).

This Report has been prepared to the standard of, and is considered by VGS to be a Technical Assessment Report under the guidelines of the VALMIN Code. The VALMIN Code has been adopted by the Australasian Institute of Mining and Metallurgy (AusIMM) and the Australian Institute of Geoscientists (AIG) and is binding upon all AusIMM and AIG members. This Report is not a Valuation Report and does not express an opinion as to the value of mineral assets or tenements involved, nor to the 'fairness and reasonableness' of any transactions between Prime and any other parties.

VGS is an exploration consulting firm which has been providing exploration services and advice to the mineral industry since 1986. This Report has been compiled by Mr Frans Voermans who is a professional geologist with in excess of 30 years experience in the exploration and evaluation of mineral properties within Australia, Africa and Europe. Mr Voermans is a Director of Voermans Geological Services Pty Ltd and a Fellow (CP) of the Australasian Institute of Mining and Metallurgy (AusIMM) and a Member of the Australian Institute of Geoscientists (AIG). He has the appropriate relevant qualifications, experience, competence and independence to be considered an "Expert" under the definitions provided in the Valmin Code.

Neither VGS nor the author of this report have or have previously had any material interest in Prime Minerals Limited or the mineral properties in which Prime has an interest. The relationship with Prime is solely one of professional association between client and independent consultant. This report is prepared in return for professional fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this Report.

The technical information which forms the basis of this Report has been provided by Prime to VGS, and VGS has supplemented this with information from the library of the Geological Survey of Western Australia. The past exploration history of the Project Areas has been summarised from previous explorers reports, and VGS has not conducted its own independent data searches.

Prime has represented in writing to VGS that full disclosure has been made of all material information and that, to the best of its knowledge and understanding, such information is complete, accurate and true.

As recommended by the VALMIN Code, Prime has provided VGS with an indemnity under which VGS is to be compensated for any liability and/or any additional work or expenditure resulting from any additional work required which results from VGS's reliance on information provided by Prime or to Prime not providing material information, or which relates to any consequential extension workload through queries, questions or public hearings arising from this Report.

The Lake Mason Uranium Project comprises of one granted and one Exploration Licence application with a total area of some 426 square kilometres. Barrambie Project consists of two applications for Exploration Licences covering an aggregate area of approximately 418 square kilometres. The Star of Mangaroon project consists of one Exploration Licence application, one granted Prospecting Licence and one Mining Lease application covering an aggregate area of approximately 72 square kilometres. The author has visited the Star of Mangaroon Project area in June 2006. The other two project areas were viewed from the air, as specific site visits were not considered necessary given the extensive literature available for Lake Mason and Barrambie.

Tenement ownership has not been independently verified by VGS. The present status of the project area tenements is based on information provided by Prime, and the report has been prepared on the assumption that all of the tenements will be lawfully accessible for exploration and evaluation when granted.

The tenements in which Prime has or is earning an interest are considered to be "Exploration Projects" which are inherently speculative in nature. However, VGS considers that the acquisition of the tenements was based on sound technical merits and that are sufficently prospective to warrant further exploration. Assessment of their economic potental is consistent with the proposed exploration programs.

VGS has prepared staged exploration programs, specific to the potential of each project, which are consistent with the budget allocations. VGS considers that the relevant project areas have sufficient technical merit to justify the proposed programs and associated expenditure. The proposed exploration budgets also exceed the anticipated minimum annual statutory expenditure commitment on the various tenements of the projects.

A final draft of the report was also provided to Prime, along with a written request to identify any material errors or omissions prior to lodgement. VGS consents to this Report being included, in full, in the Prime Minerals Limited Prospectus, in the form and context in which the technical assessment is provided, and not for any other purpose.

VGS provides this consent on the basis that the technical assessments expressed in the Summary and in the individual sections of this Report are considered with, and not independently of, the information set out in the complete Report and the Cover Letter. This Report has also been prepared on information available up to and including 30 September 2006.

Yours faithfully



Frans Voermans
Director – Voermans Geological Services Pty Ltd

Table of Contents

List of Figures

List of Tables

DISCLAIMER

The opinions expressed in this report have been based on the information supplied to Voermans Geological Services Pty Ltd ("VGS") by Prime Minerals Limited (Prime). The opinions in this report are provided in response to a specific request from Prime to do so. VGS has exercised all due care in reviewing the supplied information. Whilst VGS has compared key supplied data with expected values, the accuracy of the results and conclusions from the review are entirely reliant on the accuracy and completeness of the supplied data. VGS does not accept responsibility for any errors or omissions in the supplied information and does not accept any consequential liability arising from commercial decisions or actions resulting from them.

Summary

Lake Mason Uranium Project

Prime Minerals Limited has a 100% interest through its wholly owned subsidiary Fineloop Holdings Pty Ltd in granted Exploration Licence 57/591 and Exploration Licence application 57/618, which comprise the **Lake Mason Uranium Project.** The Tenements are located approximately 60km north east of Sandstone in the East Murchison Mineral Field of Western Australia. The project area covers some 426km² of predominantly Archaean granitoids and minor greenstones, over which the Lake Mason drainage system has been developed.

The Lake Mason Uranium Project lies 40km to the south west of the Yeelirrie Project held by BHP Billiton, the world's largest calcrete associated uranium deposit, with a published resource of 52,500 tonnes of uranium oxide (U_3O_8). At Yeelirrie, carnotite mineralisation has precipitated within valley fill calcrete aquifers in response to changes in groundwater chemistry.

It is assumed that the Lake Mason and Yeelirrie lake systems developed during similar climatic conditions over a similar granitoid basement, and hence the opportunity exists to identify substantial uranium mineralisation within the Lake Mason palaeo-drainage system. This potential is supported by some existing uranium channel radiometric data and limited follow up drilling undertaken by previous explorers.

Previous exploration at Lake Mason has focused on the defined radiometric anomalies within the eastern extremity and northern shore of the main Lake Mason channel within E57/591, where pre-JORC target mineralisation of approximately 1M tonnes at an average grade of 170ppm uranium for 170,000kg U_3O_8 (374,000lbs) has been defined by aircore drilling at Bolitho Bore. Several areas along this defined channel are covered by either water or non-radioactive sheet-wash sands and sediments that may obscure a radiometric response. Prime believes these areas of shallow cover offer an excellent opportunity for the discovery of additional uranium mineralisation, immediately south of the Bolitho Bore mineralisation on the southern shores of the lake, and also up-stream.

Areas of specific interest identified by Prime following a review of GSWA public domain geophysical data and DOIR Open File data are the northern and southern margins of the entire Lake Mason drainage system. Several discrete uranium anomalies are present within areas of thin sheet wash and lake cover, 6 – 12kms to the west and upstream of the Bolitho Bore mineralisation. A review of historical data has highlighted that there has been no truly systematic uranium exploration over these anomalies. Other untested uranium anomalous areas occur outside Lake Mason, to the south, within E57/618 held by Prime.

Prime will utilise both airborne and ground geophysical methods to define the channel position at Lake Mason and then embark on a focused lake based drilling program. The priorities for this drilling are to test the interpreted extensions to the Bolitho Bore mineralisation and complete regional traverses along the interpreted channel position upstream to the west. It is anticipated drilling on the Lake Mason Tenements will commence in the first half of 2007.

A key feature in the targeting of calcrete uranium deposits is the identification of hydrological trap sites within the palaeochannel systems. Prime has targeted the intersection of the east-west oriented Lake Mason palaeo-channel with the north-south oriented Booylgoo Range greenstone belt, and several significant bends in the channel, as potential trap sites for uranium mineralisation.

While there is no legislative restriction on Prime's ability to explore and evaluate its uranium assets, successful development of uranium deposits in Western Australia is wholly dependent on a change in State Government policy in relation to uranium mining. Notwithstanding the present policy, Prime's uranium exploration portfolio is based on sound research and strong technical merit.

Barrambie Gold and Vanadium/Iron Ore Project

The two Barrambie tenements in which Prime Minerals Limited ("Prime") has an 80% interest are both located in the East Murchison Region of Western Australia. Exploration Licence applications 57/658 and 57/659 ("the Tenements") comprise the **Barrambie Project**, located approximately 60km north northwest of Sandstone in the East Murchison Mineral Field of Western Australia. The tenements are considered highly prospective for economic deposits of gold, vanadium-titanium-iron, base metals and platinum group elements.

The Tenements cover some 418km² of the Archaean Barrambie Greenstone Belt and enclosing granitoids. The Barrambie Greenstone Belt consists of the central Barrambie Sill, a layered mafic igneous complex, flanked by sedimentary rocks and felsic volcanics to the east. The Barrambie Sill is typically a metagabbro with layers of metapyroxenite and meta-anorthosite, containing a core of concentrated vanadium bearing titaniferous-magnetite.

Lithologies at Barrambie which host gold mineralisation include gabbro, granite, felsic volcanics and sediments. Many of the known deposits contain a significant portion of supergene gold, and the higher grade cores are typically sulphide bearing quartz veins. Depth of oxidation in the area is estimated at between 25 – 80 metres depth.

Gold was first discovered at Barrambie in 1905 during the construction of the rabbit-proof fence. Small scale mining was undertaken in the Barrambie, Errolls, Sugarstone and Scheelite mining centres in the years prior to the First World War. Total recorded production is 27,339 ounces of gold from 34,101 tonnes.

The Prime Tenements represent a project area with very significant potential for economic resources of gold, vanadium rich titaniferous magnetite and base metals, and some potential for platinum group elements.

Barrambie – Gold Mineralisation and Target Areas

Previous exploration between 1985 and 1997, predominantly by Acclaim Exploration NL and its joint venture partners, has been conducted to a high standard but has been sporadic and there has been no gold exploration undertaken in the last ten years.

The 1985-97 work has defined the extensions of the known mineralisation and also discovered new zones of mineralisation. Published pre-JORC target mineralisation spread over several deposits totals 161,522 tonnes at 3.34 g/t Au for 17,354 ounces. The primary portions of these mineralised bodies should be drill tested at depth.

The geological and structural setting of some of the gold mineralisation in the Barrambie project area is remarkably similar to the Lord Henry and Lord Nelson deposits recently found by Troy Resources along the faulted and sheared eastern margin of the Sandstone Greenstone Belt. The mineralisation at "The Lords" is associated with a north-south trending fault forming part of the Edale Fault Corridor. Most of this gold is associated with pyrite-silica alteration within sheared granitoids. The northwest – southeast trending Edale Fault can be confidently traced to the Barrambie Area.

The fact that similar – style mineralisation within the same structural feature is known is highly encouraging, greatly increasing the gold prospectivity of the Barrambie Project area.

Rock chip sampling to the southeast of the Barrambie Mine located anomalous gold in a flow banded rhyolite with a best result of 3.93g/t gold. This anomaly remains untested. These rhyolites to the east of the Barrambie Sill contain a significant gold in soil anomaly but have had scant exploration to date.

At the **Silver Lining Prospect** 1.5km north northwest of the old Barrambie Gold Mine, significant gold mineralisation has been intersected within north west trending ferruginous quartz veins associated with shear zones. Only 3 RC holes for 242m have been drilled to date, with best results of 14m at 2.2g/t Au from 50m. Further drilling is recommended to test the extent of the mineralisation at depth. Soil sampling and RAB drilling is recommended to explore the southern strike extensions of this gold-bearing zone.

Within the **Errolls Mining Centre,** a pre-JORC target mineralisation of 27,522t at 4.13 g/t gold for 3,654 ounces has been defined at the Legacy prospect. Shallow rotary air blast drilling 160m along strike to the south with results of up to 2m at 6.85 g/t Au suggests that the mineralisation defined to date has potential to grow.

Shallow reconnaissance RC drilling at the **Inheritance Mine** some 160m along strike to the north of Errolls has intersected 3 metres grading 15.3 g/t Au, indicating that significant gold mineralisation also extends in this direction. The mineralisation remains open in all directions, and several parallel structures in the area remain lightly tested by drilling.

The **Ironclad South prospect** (also known as Kismet) south of the Sugarstone Mining Centre has not been fully RC drill tested, despite some early encouragement from scout drilling. Drill results of 14m at 5.49g/t Au from 18m in hole BR64 (inc 4m at 18.17g/tAu from 18m) have been reported. There is an absence of quartz with this intersection, but an abundance of martite rich lithologies from the Barrambie Sill. It was also reported that the ore shoot had a 50m strike, was steeply plunging and was not drill tested below 20 vertical metres from surface.

In 2000 St Barbara Mines Ltd explored in the general vicinity of **Ironclad South** and reported drilling a 5m to 30m wide north-trending shear zone with chlorite-sericite-carbonate alteration and multiple quartz veins and stringers along the **eastern margin of a relatively unaltered massive biotite granodiorite.** The eastern part of the granodiorite outcrop is variably chlorite altered over widths of 50m.

Aircore drilling intersected significant gold mineralisation within this shear zone over a strike length of 75m. The best drill intercepts included 7m at 7.03g/t from 33m (hole SSTA33) and 2m at 5.13g/t from 35m (hole SSTA35). Mineralisation appears to be closed off by drilling to the north and south.

However the discovery of this high grade zone in sheared granodiorite suggests the potential for similar deposits to that being mined by Troy Resources NL at their mine situated approximately 50 kilometres south east Prime's Barrambie Project. Barrambie is also 35 kilometres west south west of the Gidgee Gold Mine which is currently on care and maintenance but has produced in excess of one million ounces of gold.

Significant exploration RC drilling results from the Acclaim Exploration NL and St Barbara Mines Ltd work are shown below.

Prospect	Hole No.	From (m)	Interval (m)	Grade (g/t Au)
Woodies	WRB029	52	12	1.95
	Inc.	52	4	3.65
Silver Lining	SCRC002	50	14	2.17
	Inc.	50	2	13.0
Errols South	ER013	2	2	6.85
Inheritance	NE01	28	3	15.30
Barrambie Shear	B194	25	4	6.07
Ironclad	ICRC004	76	9	2.60
	ICRC006	88	9	4.91
	Inc.	93	4	6.07
	ICRC007	53	3	6.10
Ironclad South	SSTA33	33	7	7.0
	BR64	18	14	5.49

Barrambie – Vanadium/Iron Ore Mineralisation and Target Areas

In the Bay-Cove Area, a vanadium-titanium-iron deposit is held by Reed Resources Ltd ("Reed") within a narrow 500m wide, 11 kilometres long excised mining lease. The deposit lies within a magnetic portion of the Barrambie Sill, which is centrally located within Prime's Barrambie Project. Reed has recently announced to the ASX a JORC compliant Indicated and Inferred mineral resource between the Bay and Gulf area of 39.2 Mt at an average grade of 0.49% V_2O_5 and 11.3% TiO_2 and 22.3% Fe_2O_3 down to 80 metres depth over a strike length of 4.4 kilometres.

This resource estimate is largely based on percussion drilling by Ferrovanadium Corp. NL between 1968 and 1972. Pre-feasibility results indicate that at an ore throughput of 2 million tonnes per annum, producing 20 million pounds per annum of V_2O_5, Reed's project has a Net Present Value of A$379 million.

A review of the open file Ferrovanadium Corp. NL drilling and assay data has shown that the eastern (basal) zone of the magnetic Barrambie Sill generally contains some strongly elevated values of TiO_2 and Fe_2O_3 in the transition zone between surface and fresh rock. For example, hole PDH49 on Section 135,600'N (within the Reed Resources tenement) averages 19.5% TiO_2 and 38.3% Fe_2O_3 over 51.8 metres down hole from surface. Based on these grades, selective mining of high grade titanium/iron mineralisation with a vanadium credit should be considered. Magnetic separation could be used to produce a high grade magnetite concentrate.

Analysis of recently flown low level detailed aeromagnetic data over the Project Area has outlined the presence of approximately 24 kilometres of highly magnetic bodies with a similar magnetic signature to that found over the Reed Resources deposit. There are three main occurrences, at Barrambie North (9km strike length), Ballanhoe Hills (5km) and a further 10km at the Virginia Hills prospect. Virginia Hills is approximately 6km west of the Reed Resources deposit. Surface sampling by Ferro Vanadium Corp NL at Virginia Hills returned assay results of 45 to 53% Fe, 11.1 to 14.8% TiO_2 and 0.73 to 1.15% V_2O_5. (Refer Figure 10)

Based on the presence of 24 kilometres of Barrambie Sill – type rocks it can be argued that the project area has a potential to host a substantially larger resource than outlined within the Reed Resources Mining Lease. Further investigations are certainly warranted.

Titaniferous magnetite deposits associated with zoned ultramafic complexes such as Barrambie and the nearby Windimurra-Narndee Complexes also occur in Alaska and Canada, and all are members of the family of magmatic Fe – Ti -V oxide deposits. Titaniferous magnetite deposits can range up to a billion tonnes with grades between 20 to 45% Fe, 2 to 20% TiO_2 and have V contents averaging 0.25%. For example, the Tellnes deposit in Canada comprises 300 Mt averaging 18% TiO_2. These deposits are typically coarse grained, equigranular aggregates which are amenable to processing depending on the composition and kinds of exsolution textures of the Fe-Ti-oxide minerals.

Barrambie – Potential Base Metal Mineralisation and Target Areas

Elsewhere in the Yilgarn Craton of Western Australia, Archaean felsic volcanics are known to host volcanogenic massive sulphide (VMS) copper-zinc deposits. Examples include Golden Grove, Jaguar and Freddie Well. The Freddie Well deposit containing some 300,000 tonnes at 10% zinc and 0.25% copper lies within a felsic volcanic sequence west of Youanmi, immediately below a V-Fe-Ti rich layered mafic intrusion which is a similar geological setting to the Barrambie Sill. The extensive areas of Scheelite Felsics (interpreted to be overlain by laterite and RAB drilled by Acclaim for gold) to the west of and lower in the sequence to the Barrambie Sill should be considered prospective for copper-zinc deposits.

Layered mafic sills also have potential for PGE's and nickel mineralisation associated with differentiation processes occurring within the magna chamber. The world class deposits of Bushveld and Sudbury in South Africa and Canada respectively are two of the more famous examples of this mineralisation style. To date little exploration has been conducted at Barrambie which was focused on these commodities. The possibility for the presence of an economic deposit should be investigated.

Star of Mangaroon Gold Project

Prime Minerals Limited's **Star of Mangaroon Gold Project** comprises three tenements, Exploration Licence application 09/1081, granted Prospecting Licence 09/405 and Mining Lease application 09/110, which are located 270km northeast of Carnarvon in the Gascoyne Mineral Field of Western Australia. The Tenements cover an area of approximately 72km². The ground held by Prime is considered highly prospective for economic deposits of gold covering a large portion of the historical Mangaroon Gold Mining Centre including the largest gold producing mine in the Gascoyne, the Star of Mangaroon gold mine.

Prime Minerals Limited has the right to earn up to an 80% interest in the Tenements by spending $500,000 within 5 years. The vendor is entitled to a 1.5% net smelter return royalty in respect of ore or minerals won from the Star of Mangaroon tenements as detailed in the Joint Venture Agreement.

Results of recently released regional work by the GSWA have led to a much better understanding of the complex geology, stratigraphy and structural history of the Gascoyne Complex. The GSWA found that the northwest – southeast trending Mangaroon Zone, in which the Star of Mangaroon gold mine lies, is a strongly deformed and altered belt where extensive shearing has occurred.

The Mangaroon Zone has been intruded by voluminous granite plutons followed by the intrusion of numerous dolerite dykes and quartz veins, and this geological and tectonic setting is regarded as very favourable for the formation of gold and base metal mineralisation. The majority of the known mineralisation in the Gascoyne Complex is found within the Mangaroon Zone.

Most of the historical work in the project area has been undertaken by local prospectors and miners. Activities conducted by modern exploration companies were largely restricted to drilling at the Star of Mangaroon gold mine. There is no record of any basic reconnaissance exploration work such as geological mapping, soil geochemistry and rock sampling having been carried out.

Drilling at the Star of Mangaroon has outlined a pre-JORC target mineralisation of 46,500 tonnes at 17.2g/t gold for 25,700 ounces. This mineralisation was estimated in 1994 down to a vertical depth of 50m. Subsequent deeper drilling found still richer mineralisation at a depth of 156 metres below the shallow partly mined high grade shoot. The mineralisation has not been closed off.

Despite the under-explored nature of the area, several high grade gold deposits have been discovered, all of them by local prospectors. These deposits are scattered across the entire project area along a strike length of approximately 14km. None of these deposits have been drill tested or even geologically assessed.

The unexplored nature of the project area and its high prospectivity has recently been demonstrated by RC drilling at Pritchard Well, where one of only two holes drilled intersected a rich gold-bearing quartz vein. Elsewhere, alluvial workings have been recently located where prospectors still find coarse gold nuggets. These areas are principal targets for a geological assessment and exploration.

The most likely geological model for gold mineralisation in the Mangaroon area is a shear related stacked system of high grade quartz veins hosted by a variety of highly altered sedimentary and igneous rock types.

It is concluded that the Star of Mangaroon Project area is under-explored and recommendations are made for further work which should include:

- Further deeper drilling at the high grade gold mineralisation at the Star of Mangaroon,
- Drill testing of other known high-grade deposits such as Pritchard Well, Two Peaks and the Lead Mine area, and
- Geological, geochemical and geophysical work across the entire project area.

The recommended budget and plan includes the digitising of the existing database, acquisition or flying of detailed aeromagnetic over the entire area, acquisition of colour aerial photography and geological and structural assessment of the area prior to commencement of field work

It is also recommended that the entire area be lithogically and structurally mapped and rock chip sampled. Emphasis should be on locating favourable tectonic settings for gold mineralisation. For this reason, a detailed structural mapping exercise should be given high priority.

Other prospective areas should be soil sampled and tested by Auger or RAB drilling, followed up by RC and/or diamond drilling.

The potential for magnetic dykes seen in regional airborne magnetic data to host PGE/nickel mineralisation should be investigated. Recently released airborne magnetic data outlined a number of larger magnetic dykes traversing the Project Area. Elsewhere a similar dyke hosted PGE/ nickel mineralisation. Therefore potential for this type of mineralisation should be investigated.

Prime's Star of Mangaroon Tenements represent a project area with very significant potential for economic resources of gold and some potential for platinum group elements and nickel.

1 LAKE MASON URANIUM

1.1 Introduction

The Lake Mason Uranium Project is located approximately 60km northeast of Sandstone in the East Murchison Mineral Field of Western Australia. Prime Minerals Limited ("Prime") through its wholly owned subsidiary Fineloop Holdings Pty Ltd, has a 100% interest in one granted Exploration Licence and one Exploration Licence application as shown in Table 1 below. The Prime tenements are comprised of 140 blocks for a total area of some 426km² and cover approximately 35 kilometres of the Lake Mason drainage system.

Table 1. Tenement details

Tenement	Status	Date	Area (km²)
Exploration Licence 57/591	Granted	3 October 2005	213
Exploration Licence 57/618	Application	Pending	213

1.2 Regional Geology & Mineralisation

The Lake Mason Project is located toward the northern extremity of the Archaean Yilgarn Province of Western Australia. The basement geology is dominated by gneiss and granitoids, with these granitoids being the probable source of calcrete style uranium mineralisation. (Refer Figure 1)


Gidgee Gold Mine
Barrambie Project
Lake Mason Project
Bulchina Gold Mine
Lord Nelson Gold Mine
Youanmi Fault
Edale Fault
Legend
FIGURE 1: Barrambie & Lake Mason Projects – Regional Geology & Tenements

Lake Mason is known to host a secondary mineral deposit of uranium at Bolitho Bore. It is believed that through the processes of erosion and leaching, uranium has been dissolved, transported and precipitated as secondary uranium minerals under alkaline chemical conditions in younger sediments of calcareous/carbonaceous composition, in clays or in calcrete residual crusts. Tertiary palaeo-channels trapping secondary uranium mineral is relatively common in Western Australia.

The Lake Mason Project tenements lie 40km to the south west of the Yeelirrie uranium deposit, discovered by Western Mining Corporation (now BHP Billiton) in 1972. Yeelirrie contains 52,500t of U_3O_8 at a grade of 1.5kg/t U_3O_8 using a 0.5kg/t cut-off grade. It is believed to be the largest and highest grade calcrete-hosted uranium deposit in the world. Yeelirrie was initially identified as a prominent uranium channel radiometric anomaly, which was found to coincide with a portion of a much more extensive area of calcrete development. Much of the calcrete was covered by sand-plain, thereby obscuring the broader radiometric response. The calcrete deposits are associated with an extensive dendritic palaeo-channel that drains southeast, evolving into a playa lake system downstream from the Yeelirrie deposit.

The Yeelirrie deposit is hosted within valley-fill calcretes that are 1,000m to 1,500m wide and are developed over a channel length of 85km. The deposit itself comprises a sheet-like body, some 9km long and 500m to 1,500m wide, averaging 3m in thickness. Mineralisation is exposed in one small outcrop and extends up to 14m below surface. The present watertable lies at 4.5m depth and the uranium mineralisation is typically best developed immediately below this level in the transition zone beneath the calcrete.

From an exploration perspective, the Yeelirrie deposit was originally identified as a strong airborne radiometric anomaly some 10km long and 2km wide, being more intense where the channel calcrete is exposed at surface. Water sampling from stock bores, wells and drill holes identified strongly anomalous background values of 5ppb to 10ppb uranium throughout the Yeelirrie catchment, increasing to between 100ppb and 450ppb uranium along the channel, and up to 1,200ppb uranium within the deposit itself.

The sampling also demonstrated a progressive increase in salinities in the down-channel direction, ranging from 750ppm total dissolved solids (TDS) around the catchment margins, rising to 5,000ppm on channel margins, and reaching a maximum of 25,000ppm TDS near the deposit. Both the uranium content and the concentration relative to TDS are highest immediately down-channel from the deposit. Calculated carnotite solubilities also increase progressively down-channel, becoming positive close to the deposit.

1.3 Calcrete Hosted Uranium Deposits

The calcrete – related uranium deposits are hosted by calcrete or limestone deposits which formed as chemical precipitates associated with valley – fill sediments in broad palaeo-valleys and existing trunk drainage systems. They have been formed under arid and semi-arid conditions in the Pliocene. Climate, groundwater chemistry and the topography controlled the development of calcrete.

Uranium mineralisation is found as secondary mineralisation in the form of oxidised minerals like carnotite. This mineralisation is mostly developed in areas of granitic bedrock. Mineralisation is exclusively comprised of the readily soluble hydrated potassium-uranium vanadate mineral carnotite, $K_2(UO_2)_2(VO_4)_2.3H_2O$. The carnotite post-dates the calcrete, commonly occurring as void linings in porcellanous varieties, as seams and disseminations in earthy varieties, as fracture 'paint' on slip planes around the margin of mounds, and as grain coatings within the clay-sand host beneath the calcrete.

There are three major types of calcrete – related uranium deposits:

a) **Trunk Valley Calcretes:**
Mineralisation occurs in channels, platforms and chemical deltas and is usually concentrated near the water table. The Bolitho Bore uranium deposit at Lake Mason and the Yeelirrie deposit are classified as Trunk Valley Calcretes.

b) **Playa Lakes:**
At the Playa Lake deposits, uranium is enriched in gypsiferous and calcareous clays near the surface or in carbonaceous sediments below the surface.

c) **Dissected Calcretes:**
Uranium mineralisation occurs in dissected calcretes in terraces above the present water table.

1.4 Exploration History

Three companies have previously explored for uranium in the Lake Mason Project area. In 1978 McIntyre Mines and Canadian Superior Mines group ("CSM") undertook preliminary work including auger drilling in the Bolitho Bore area of Lake Mason. In 1980 Uranex Pty Ltd held a series of Mineral Claims (MC57/4488-4502) in the same area and work was undertaken by John F Gilfillan and Associates ("Gilfillan") and in 1997/98 Acclaim Uranium NL ("Acclaim") undertook further exploration in the same area.

Between 1970 -1972, Hill Minerals NL undertook nickel/copper exploration in the Morphies Bore area, immediately north of Lake Mason and Bolitho Bore. They held a series of Mineral Claims (MC57/1528-1533) within the Booylgoo Range greenstone belt mafic and ultramafic rocks, which is now clearly identifiable on the recently released 400m line spaced GSWA airborne magnetic data. Hill Minerals reported the presence of weathered BIF, metabasalt and talc tremolite schist, but no mineralisation of any significance was reported.

Between 1995 -1996, Stockdale Prospecting Pty Ltd held a series of exploration licences in the Lake Mason area while looking for diamonds, including E57/272 which is largely coincident with E57/591. Stockdale flew a 200m line spaced magnetic and radiometric survey and undertook stream sediment and loam sampling. It was reported that they recovered several chrome spinels, a good indicator mineral. Stockdale attributed the source to the nearby Booylgoo Range mafic and ultramafic greenstone lithologies. The tenements were surrendered.

In 1999, the Geological Survey of Western Australia (GSWA) flew the entire Sandstone 1:250,000 map sheet with 400 metre line spaced airborne magnetics and radiometrics. The imaged magnetic data from this survey provides an excellent overview of the contrasting lithologies in the Lake Mason area, and identifies major regional and local structures. (Refer Figure 2).

The Sandstone multi-channel radiometric data has been processed by Prime to produce a false colour potassium (red), thorium (green) and uranium (blue) image, also known as an "RGB" image, of the Lake Mason area. The bluish-purple colouration shown in Figure 3 represents a concentration of uranium minerals along the northern ad southern flanks of the Lake Mason drainage system.

1.5 Uranium Targets

Bolitho Bore

Although clearly evident in the GSWA 400 metre line spaced airborne radiometric data flown in 1999, (refer Figure 4), the Bolitho Bore radiometric anomaly was initially located in 1978 by CSM using ground radiometric surveying on the northern shore of Lake Mason. Work completed by Minex Services on behalf of CSM included ground scintillometer traversing and hand sampling of surface anomalies using an unpegged grid based on the mineral claim corner pegs. Surface anomalies located during the ground scintillometer survey were followed up with shallow auger drilling.

In 1980 Gilfillan followed up the CSM work with a ground radiometric survey using a McPhar TV1 scintillometer. Other work included gridding, surface sampling, water sampling from wells and aircore drilling, geological mapping from aerial photography, ground magnetics and auger drilling.

Based on the results of an aircore drilling program of 38 holes (for a total of 384m) at Bolitho Bore, Gilfillan estimated pre-JORC target mineralisation of approximately 1M tonnes at an average grade of 170ppm uranium for 170,000kg uranium oxide (U_3O_8) (374,000lbs). An SIE T450 downhole logger was used for grade determination. Routine check assaying of samples at AMDEL and SGS laboratories was undertaken to check the accuracy of the downhole logging. The Bolitho Bore mineralisation covers an area


Gidgee Gold Mine
Barrambie Project
Lake Mason Project
Bulchina Gold Mine
Lord Nelson Gold Mine
Legend

FIGURE 2 Barrambie & Lake Mason Projects – Regional 1VD Aeromagnetics


Gidgee Gold Mine
Barrambie Project
Lake Mason Project
Bulchina Gold Mine
Lord Nelson Gold Mine
Legend
Radiometric RGB

FIGURE 3 Barrambie & Lake Mason Projects – Regional K/Th/U RGB Image of approximately 180 metres north-south by 2,000m east-west, and is open to the west. Gilfillan reported best uranium intercepts from holes SAM2 (600ppm uranium over 1m) and SAM 25 (430ppm uranium over 1m).


Bolitho Bore
Lake Mason
5 km
E57/618
Deposit
Tenement Granted
Tenement Application
Radiometric RGB
Red: K
Green: Th
Blue: U
FIGURE 4. Lake Mason Project – K/Th/U RGB Image

In 1997, Acclaim relocated the historical 1980 aircore drill holes. Figure 5 illustrates the location of these drill holes on the northern margin of lake Mason, coincident with contoured uranium anomalies sourced from the GSWA 400m spaced airborne radiometric data


FIGURE 5. Bolitho Bore – Radiometric Contours & Drill Hole Locations

An in-house analysis by Acclaim of the aircore drill hole configuration suggested that there is potential for higher grade uranium intercepts in the area between hole SAM 25 and SAM 11. Drill traverse "B" through the Bolitho Bore uranium prospect, which includes hole SAM 25, is shown in Figure 6.


Lake Mason Project - Bolitho Bore Aircore Drill Section
N
S
FIGURE 6. Bolitho Bore – Aircore Drill Section

The lake margins and lake itself are respectively veneered by superficial lacustrine sediments and sand dunes that locally appear to largely mask the airborne uranium-channel radiometric response. In addition, drilling access within these more difficult terrains was severely restricted by the technology available in the late 1970s and early 1980s. Some opportunity exists within E57/591 to identify additional uranium mineralisation beneath superficial cover, which has no obvious associated radiometric expression.

Furthermore, the Bolitho Bore uranium mineralisation on the northern shore of Lake Mason is interpreted to occur close to a major lithological change in the Archaean basement. For example, at the interpreted boundary between granite and greenstone belt lithologies. It is suggested that the change in basement lithology and subtle changes in groundwater chemistry may be the catalyst for precipitation of the uranium and vanadium responsible for carnotite precipitation. This conceptual information only became apparent with the publication of the 400m line spaced aeromagnetic data. This information was not available to explorers in 1980. (Refer Figure 8)

More detailed radiometric surveying followed by detailed GPS controlled aircore drilling and modern assaying may show the Bolitho Bore uranium mineralisation to be more extensive and of higher grade than has been reported previously.

Other Uranium Targets

Other untested uranium anomalous areas occur outside the Lake Mason palaeo-drainage system. An example of one of these is the broad uranium anomaly 5km to 20km south of Lake Mason within E57/618. (Refer Figure 7) Field reconnaissance and soil sampling of this broad regional target in saprock is recommended.


Gidgee Gold Mine
Barrambie Project
Lake Mason Project
Bulchina Gold Mine
Lord Nelson Gold Mine
Legend

FIGURE 7. Barrambie & Lake Mason Projects – Regional Uranium Image

1.6 Gold & Base Metal Targets

The GSWA 400 metre line spaced airborne magnetic data clearly shows the narrow north – south oriented Archaean Booylgoo Range greenstone belt cross-cutting the Lake Mason drainage system at approximately 782,000mE. (GDA94) A review of DOIR Open File records failed to locate any documentation on gold related exploration of this greenstone belt in the vicinity of Lake Mason.

Historical records however show that Mineral Claims 57/571-579, 57/997-998, 57/1000 and 57/1991, approximately 10km north of Lake Mason, were explored by Hill Minerals NL between1970-1972. Aeromagnetic data shows that the mineral claims were over the interpreted northern extension of the Booylgoo Range greenstone belt at approximately 696,000mN (GDA94), an area now wholly within Prime's Exploration Licence 57/591.


Gum Creek Greenstone Belt
Booylgoo Range Greenstone Belt
E57/591
E57/618
Bolitho Bore Uranium Prospect

FIGURE 8. Lake Mason Project – 1VD Magnetic Image

The Open File report by Hill Minerals confirms the presence of banded iron formation (BIF), metabasalt and ultramafic rocks which could be prospective for gold and nickel/copper mineralisation. Field reconnaissance and soil sampling is recommended over this interpreted greenstone belt. (Refer Figure 8)

1.7 Recommended Plan & Budget

Prime has provided VGS with its exploration strategy for the Lake Mason Project, covering activities for an initial two year period. Prime has recommended that airborne radiometrics be flown over Lake Mason on north – south lines at 25m line spacing, 20m height. In addition, Prime has recommended that follow up Ground EM aircore drilling be completed over defined radiometric anomalies such as Bolitho and their possible extensions.

Prime has also recommended that soil sampling and/or aircore drilling be completed over the southern and northern margins of Lake Mason, where uranium mineralisation may be more extensive that what is shown on the radiometric images.

The Year 1 program entails the compilation of relevant historic exploration data and bore water sampling information, along with 2,500 line kilometres of 25m spaced north-south radiometric surveying to clearly delineate all radiometric targets and delineate aeolian cover. These activities will be complimented by approximately 2,000m of aircore drilling, down-hole radiometric logging and physical assaying to commence assessment of existing targets and additional targets identified from the airborne survey.

The Year 2 program is planned to comprise a further 5,000m of aircore drilling to detail specific higher priority targets, along with associated down-hole radiometric logging and physical assaying. VGS considers that the proposed exploration and evaluation strategy is appropriate to the potential of the Lake Mason Project, providing it is staged to allow review at the completion of each phase of exploration.

Table 2. Recommended Budget

Year 1 Budget	
Acquisition of detailed airborne radiometric data	$30,000
Radiometric data processing & geological interpretation	$10,000
Literature review & data compilation	$10,000
Ground EM & geochemical analysis	$30,000
Aircore drilling	$100,000
General administration	$10,000
Total	**$190,000**
Year 2 Budget	
Aircore drilling	$30,000
Reverse circulation drilling	$130,000
Ground EM & geochemical analysis	$30,000
Metallurgical test work (Uranium resource)	$30,000
Resource estimation	$15,000
General administration	$15,000
Total	**$250,000**

2 BARRAMBIE GOLD & VANADIUM/IRON ORE

2.1 Introduction

The Barrambie Gold and Vanadium/Iron Ore Project is located approximately 50km north northwest of Sandstone in the East Murchison Mineral Field of Western Australia. The Sandstone – Meekatharra road passes through the Project area giving good access. Prime Minerals through its wholly owned subsidiary Mitis Resources Pty Ltd has an 80% interest in two Exploration Licence applications as shown in Table 3 below. The Prime tenements are comprised of 140 blocks for a total area of some 418km² and cover approximately 30 strike kilometres of the Barrambie Greenstone Belt.

Table 3. Tenement details

Tenement	Status	Date	Area (km²)
Exploration Licence 57/658	Application	Pending	210.76
Exploration Licence 57/659	Application	Pending	207.77

2.2 Regional Geological Setting

The geology of the Barrambie Project area is dominated by an Archaean greenstone belt comprising a layered sequence of tuffaceous clastics and a felsic volcanic pile. This sequence has been intruded by small albite porphyry stocks, and a major gabbro anorthosite dominated layered sequence. (Refer Figure 9). These rocks have been tightly folded, faulted, intruded by a number of different granites, and faulted again. Regionally the greenstone belt is folded into a major north-west plunging anticline, the west limb of which is largely obliterated by granite intrusions, while the east limb has been generally well preserved as a synclinorium.

The Geological Survey of Western Australia have recently completed fact mapping on the Youno Downs 1:100,000 sheet, which has assisted Prime.


Legend
Historical Working
Tenement Application
Geology
Major Fault
Fault
Contact
Trend
Proterozoic Dolerite Dyke
Biotite Granite
Granite
Magnetite
Barrambie Sill
Barrambie Clastics
Banded Iron Formation
Felsic Schist
Scheelite Felsics
N
5 km

FIGURE 9: Barrambie Project – Geology Interpretation

2.2.1 Stratigraphy

Within the project area, four principal rock sequences can be distinguished. These are from oldest to youngest:

- Barrambie Clastics
- Scheelite Felsics
- Barrambie Sill
- Granite and Gneiss

A. Barrambie Clastics

When fresh these rocks are dark green, gritty and strongly schistose, with occasional pale grey bands up to two centimetres thick, which represent the original bedding. Petrographic reports describe these rocks as quartz and chlorite schists and the presence of quartz clastics and volcanic clasts suggests that the precursors were tuffaceous arenites. Finer grained varieties lack diagnostic relict clastic textures and are assumed to be quartz and chlorite schists developed from pelitic arenites. Still finer grained weakly spotted rocks are chlorite and sericite schists probably developed from pelitic sediments.

B. Scheelite Felsics

There a number of different mappable units within the Scheelite Felsics.

i) Fine Grained Felsic Volcaniclastics

These rocks are dark greyish green, fine to very fine grained, fissile, striped quartz chlorite schists with ankerite and scattered opaques and occasional sub-rounded to rounded minute "quartz eyes".

ii) Chemical Sediments

Oxide-facies banded iron formation (BIF) composed of alternating white or grey chert bands and magnetite bands up to two centimetres thick overlie the fine grained felsic volcaniclastics. They are found at the base of a sequence of fine grained felsic volcaniclastics, (chlorite and quartz schists), chlorite and pyrite schists after pelitic sediments, fine grained "quartz-eye" tuffs and grey pyritic cherts. Individual chert and BIF units vary in thickness over short strike lengths and cannot be traced for more than a few hundred metres. Rare, thin siliceous pyritic gossans with enriched copper values are associated with cherts and BIF in this unit. A prominent BIF unit caps this sequence.

iii) Fine Grained "Quartz-Eye" Tuffs

A fairly monotonous sequence of fine grained quartz-eye tuffs overlies the mixed metasediment/ volcaniclastic sequence described above.

C. Barrambie Sill

The Barrambie Sill is approximately 800m thick and is composed of leucogabbro, pyroxenite, anorthosite and contains titano magnetite-rich bands. Gabbroic rocks form the bulk of the sill, however, anorthositic rocks predominate in the core and contain three main zones of vanadium bearing titano-magnetite (now martite) with an aggregate thickness of up to 25m.

Fine grained metagabbro and metadolerite dykes intrude the Barrambie Sill and parts of the Barrambie Clastics and Scheelite Felsics. These intrusives probably represent late stage offshoots of the Barrambie Sill.

D. Granite and Gneiss

These rocks are locally well exposed to the west and south east of the Barrambie Sill. Some are probably the result of granitisation of the main greenstone rocks, others are late intrusive granitoids. Rock types present include schistose muscovite leucogranite, hybrid granite gneiss, pegmatite, and foliated biotite granite. Late stage granitoids include biotite-rich equigranular granite and fine grained silicified aplitic intrusives.

2.2.2 Structure

The Barrambie greenstone belt is bounded to the east by the north northwest trending Edale Fault, which also provides the eastern boundary to the Sandstone greenstone belt, some 60km to the south east of Barrambie. (Refer Figures 1 & 2)

The layered sequence is folded into an upright isoclinical syncline with minor folds plunging to the north-west at 30°. A strong schistosity has developed as an axial plane fabric and is parallel or sub-parallel to the bedding. These prominent structural features are associated with the large NNW-SSE trending Edale Fault Corridor which can be traced over many hundreds of kilometres. This fault forms the eastern margin of the Sandstone Greenstone Belt south of the project area. Gold associated with the Edale Fault has been recently discovered by Troy Resources.

This early shearing trends 345° to 360° and is affected by later faulting, trending almost due east-west. A set of faults trending 060° appears to be late in the geological history of the belt.

2.3 Mining & Exploration History

2.3.1 Gold

Gold was first discovered at Barrambie in 1905 during the construction of the rabbit-proof fence. Active gold mining was undertaken in the years prior to the First World War at four mining centres along the belt, as depicted in Figure 11.

- Barrambie Mining Centre (including the Barrambie Gold Mine)
- Errolls Mining Centre (including the Legacy Gold Mine)
- Sugarstone Mining Centre (including the Ironclad Deposit)
- Scheelite Mining Centre (including the Doherty's Gold Mine)

The recorded production from these mining centres totalled 27,339 ounces of gold from 34,101 tonnes at an average grade of 25g/t Au. Just over half of this production came from the Barrambie Mining Centre. (Refer Table 4)

Table 4. Recorded Production History – Gold – Barrambie Area[1]

Mining Centre	Tonnes (t)	Production (oz)	Period	Av. Grade (g/t Au)
Barrambie	16,466	15,390	1907 – 1916	29.1
Erroll's	10,102	6,197	1906 – 1919	19.1
Sugarstone	5,250	3,880	1908 – 1913	23.0
Scheelite	2,283	1,872	1955 – 1985	25.5
Total	**34,101**	**27,339**		**25.3**

[1] Williams (1988), reported as ounces/long ton. (Conversion factor 1 tonne = 0.9842 long tons.)

At Barrambie, gold mineralisation is found in most rock types, including gabbro, granite, granodiorite, felsic volcanics and sedimentary rocks. Many deposits discovered to date contain a significant portion of supergene gold, and the higher grade cores are typically sulphide bearing quartz veins.

Modern exploration for gold has been undertaken by several mining companies, principally Great Australian Resources NL ("GAR", 1985-86), Samson Exploration NL ("Samson", 1985-1996) and Acclaim Exploration NL ("Acclaim", 1996-97). This work initially concentrated on the abandoned workings and known mineralisation, but took a more regional approach from 1996 onwards.

Generally most of the old workings have been tested by shallow reverse circulation drilling, while work in the surrounding areas has comprised some soil sampling, reconnaissance rotary air blast drilling (RAB) followed-up some limited reverse circulation (RC) drilling. Several areas were covered by detailed aeromagnetics. This work has defined the extensions of the known mineralisation and also discovered new zones of mineralisation.

The various prospects discovered and explored to date are discussed in Chapter 2.4. The published pre-JORC estimate of target mineralisation is shown below in Table 5.

Table 5. Published Target Mineralisation – Gold – Barrambie Area

Mining Centre	Prospect	Tonnes (t)	Grade (g/t)	Ounces
Erroll's	Legacy	27,522	4.13	3,654
Sugarstone	Ironclad North	134,000	3.18	13,700
Total		**161,522**	**3.34**	**17,354**

2.3.2 Copper

Between 1941 and 1966 the Barrambie Copper Mine (200 metres west of the old Barrambie homestead) produced about 1,377 tonnes of copper ore. The mineralisation is within a laminated quartz vein striking 322° with widths between 1 and 4 metres. The steeply dipping vein is hosted by a highly weathered anorthositic gabbro and quartz – feldspar – mica – chlorite schist associated with the Barrambie Sill. The vein contains lenses of malachite, chrysocolla, azurite and bornite as stringers and vein lets, and has associated silver and gold values of up to 4g/t.

2.3.3 Vanadium – Titanium – Iron Ore

In the Bay-Cove Area, a vanadium-titanium-iron deposit discovered by Hector Ward (Ward, 1975) was subsequently drill evaluated by Ferrovanadium Corporation NL in 1971. An in-situ resource of 34 Mt at 0.48% V_2O_5, 11% TiO_2 and 18% Fe_2O_3 was defined within the magnetite rich basal portions of the Barrambie Sill.

A massive high grade band of this resource is continuous over the entire 11km length of granted Mining Lease 57/173 held by Reed Resources Ltd. This mining lease is excised from the centre of the Prime Minerals project area. On 9 February 2006, Reed Resources Ltd announced to the ASX an Indicated and Inferred mineral resource within the high grade Eastern Band of massive ilmenite and magnetite between the Bay and Gulf area, a strike distance of 4.4 km. Reed has estimated a JORC compliant Indicated and Inferred Mineral Resource of 39.2 Mt at an average grade of 0.49% V_2O_5 and 11.3% TiO_2 and 22.3% Fe_2O_3 down to 80 metres depth. Results of a pre-feasibility study released by Reed Resources indicate a Net Present Value of A$379 million for their project.

A review of the open file Ferrovanadium Corp. NL drilling and assay data has shown that the eastern (basal) zone of the magnetic Barrambie Sill generally contains some strongly elevated values of TiO_2 and Fe_2O_3 in the transition zone between surface and fresh rock. For example, hole PDH49 on Section 135,600'N (within the Reed Resources tenement) averages 19.5% TiO_2 and 38.3% Fe_2O_3 over 51.8 metres down hole from surface. Based on these grades, selective mining of high grade Ti/Fe mineralisation with a vanadium credit should be considered. Magnetic separation could be used to produce a high grade magnetite concentrate.

Analysis of recently flown low level detailed aeromagnetic data over the Project Area has outlined the presence of approximately 24 kilometres of highly magnetic bodies with a similar magnetic signature to that found over the

Reed Resources deposit (refer Figure 10). There are three main occurrences, at Barrambie North (9km strike length), Ballanhoe Hills (5km) and a further 10km at the Virginia Hills prospect. Virginia Hills is approximately 6km west of the Reed Resources deposit. Surface sampling by Ferrovanadium Corp NL at Virginia Hills returned assay results of 45 to 53% Fe, 11.1 to 14.8% TiO_2 and 0.73 to 1.15% V_2O_5. (Refer Figure 11)

Based on the presence of 24 kilometres of Barrambie Sill – type rocks it can be argued that the project area has a potential to host a substantially larger resource than outlined within the Reed Resources Mining Lease. Further investigations are certainly warranted. (Refer Figure 11)

The Barrambie Sill also has some similarities to the Munni Munni Complex and other layered complexes in the West Pilbara and apart from vanadium has potential to host nickel/copper sulphide and platinum group metal (PGE) mineralisation. However, to date very little exploration has been focussed on this type of mineralisation.



N
5 km
Legend
Deposit
Tenement

FIGURE 10. Barrambie Project – Filtered Total Magnetic Intensity Image

2.4 Geology & Mineralisation

2.4.1 Barrambie Gold Mining Centre

The **Barrambie Gold Mine** operated during the years before the First World War and was re-opened during the 1970's by a small prospecting syndicate. Recorded production at the Barrambie Mining Centre up to 1916 totalled 16,466 tonnes for 15,390 ounces at an average grade of 29g/t Au. The tailings dump at the Barrambie Mine was also put through a small cyanide vat leaching operation during the mid 1980's but production figures for this period are unknown. (Refer Figure 9)

It has been reported that the best gold mineralisation is associated with narrow pyritic quartz veins hosted by anorthosite-gabbro of the Barrambie Sill. Some of the gold was hosted by the Barrambie Clastics near their sheared contact with the Scheelite Felsics within the Barrambie Shear Zone. The known strike length of the mineralisation is at least 400m dipping steeply towards the east.



Three Star
Inheritance
Legacy
Errols South
Barrambie North
V-Fe-Ti
Ironclad North
Barrambie Copper Mine
Ironclad South
Silver Lining
Virginia Hills
V-Fe-Ti
Barrambie West
Woodles
Barrambie South
V-Fe-Ti
Ballanhoe Hills
V-Fe-Ti
N
5 km
Legend
Au Mineralisation
Au RC Drilling Results
V - Fe - Ti Prospect

FIGURE 11. Barrambie Project – Prospect & Target Locations

Great Australian Resources (1985-86) RAB drill tested Barrambie and nearby targets to shallow depths resulting in some significant mineralised intervals. Best intersections include 4m at 4.53g/t Au from 40m (hole BR1), 4.6m at 4.3g/t Au from 12.2m (hole PDH23), 2m at 2.01g/t Au (hole BR28) and 2m at 2.4g/t Au from 10m (hole PDH128).

A number of the intersections had lower grade gold haloes around the higher grade intersections which indicated that the potential of the area was greater than indicated by the old workings. However, mineralisation was also interpreted to be shear related, narrow and erratic within the oxide zone.

The Barrambie Shear zone has also received sporadic exploration drilling along its 3.4km strike length, with several encouraging intersections having been recorded.

Between 1941 and 1966 the Barrambie Copper Mine produced about 1,377 tonnes of copper ore from a laminated quartz vein up to 4 metres wide containing lenses of malachite and chrysocolla. The mineralisation is hosted by chlorite-quartz-sericite schist and has a strike length of approximately 100m. The zone trends northwest, has a sub-vertical dip and returned highly elevated silver and gold values of up to 4g/t. Little modern exploration has been undertaken at Barrambie Copper Mine.

Between 1995-97, Samson Exploration NL and its joint venture partner Acclaim Exploration NL conducted a number of regional soil sampling programmes over central, southern and northern parts of the project area. Colour aerial photography was flown at 1:10,000 and 1:25,000 scale and a low level detailed aeromagnetic survey was flown in May 1996 by UTS Geophysics for a total of 7,221.6 line kilometres.

Rock chip sampling to the southeast of the Barrambie Mine by Samson Exploration located anomalous gold in a flow banded rhyolite with a best result of 3.93 g/t which is still untested.

At **Barrambie West,** gold in soil anomalies around 6963 000N (AMG) were extended with further soil sampling to the west and south. Best values were:

46 ppb Au (708 560E 6 961 200N),
25 ppb Au (708 680E 6 961 200N),
25 ppb Au (7086 60E 6 960 600N),

with peaks of over 10 ppb extending 2.6 km from 710 280E, 6959 200N (AMG) northwest along the regional structural trend to 6961 800N.

Other peaks in the area fall within the northerly extensions of this trend:

e.g. 11 ppb Au (706 840E 6 964 400N).

A combination of RAB and RC drilling by Samson Exploration and Acclaim was used to follow up the more promising soil anomalies and areas of known mineralisation which resulted in the discovery by Acclaim of the **Silver Lining Prospect,** located 1.5km north-northwest of the old Barrambie Gold Mine. (Refer Figures 11 & 12)

The prospect is located on the eastern side of a low ridge and is overlain by up to 20m of transported cover. Lithologies at the Silver Lining Prospect include gabbroic rocks of the


N
5 km
Au_AV
130
90
50
.01
Legend
Deposit
Tenement
FIGURE 12: Barrambie Project – Soil Geochemical Image – Gold only

Barrambie Sill, quartz-rich sandstones partly assimilated by granite, and chlorite-quartz metapelites. Gabbro occurs as isolated, thin units between packages of sediments and probably represents small intrusive dykes originating from the main Barrambie Sill to the west. Occasional sericite and biotite alteration within the gabbroic rocks is also evident.

The quartz-rich meta-sandstones are fine to medium-grained and typically more massive to weakly foliated with a chloritic matrix. Assimilated versions contain little or no chlorite, with fine to medium-grained quartz phenocrysts set in a fine grained feldspathic matrix which is usually strongly iron stained. Meta-pelites in the area are typically strongly foliated fine-grained chlorite-quartz schists with variable sericite. Strongly weathered versions are purple-brown in colour from the weathered chlorites.

In 1996 Acclaim drilled 34 RAB holes for 1,701m, intersecting ferruginous quartz infilled northwest trending shear zones. A summary of significant RAB drilling results is shown in Table 6. Acclaim also drilled 3 RC holes (for 242m) which confirmed that gold mineralisation exists in the primary zone. A summary of significant RC drilling results is shown in Table 7.

Further drilling is recommended to properly test the extent of the Silver Lining mineralisation at depth. Soil sampling and RAB drilling is also warranted to explore the southern strike extensions of this gold-bearing zone.

Table 6. Significant RAB Drilling Results – Silver Lining Prospect

Hole No.	East AMG	North AMG	From (m)	To (m)	Interval (m)	Grade (g/t Au)
SLRB001	709 610	6965 500	56	72	16	0.6
	including		64	68	4	1.2
SLRB022	709 565	6965 450	48	56	8	1.3
	including		48	52	4	2.2
SLRB026	709 520	6965 350	16	54	38	0.5
	including		16	24	8	1
SLRB027	709 550	6965 350	4	32	28	0.5
SLRB029	709 610	6965 350	52	64	12	1.9
	including		52	56	4	3.6
SLRB034	709 592	6965 250	32	44	12	2.5
		including	32	36	4	5.4

Table 7. Significant RC Drilling Results – Silver Lining Prospect (+1g/t Au)

Hole No.	East AMG	North AMG	From (m)	To (m)	Interval (m)	Grade (g/t Au)
SLRC001	709 585	6965 294	48	50	2	1
SLRC002	709 474	6965 298	14	18	4	1.1
		and	50	64	14	2.2
		including	50	52	2	13

2.4.2 Errolls Mining Centre

The Errols Mining Centre is located in the northern portion of the Project area, about 15 km north of the Barrambie Mining Centre. Recorded production from the Errolls Mining Centre during the period 1906 – 1919 is 10,102 tonnes for 6,197 ounces at an average grade of 19 g/t Au. The Centre comprises three main prospects: the Legacy, Three Star and Inheritance Mines. (Refer Figure 11)

Gold mineralisation is controlled by the north trending Errolls Shear and is hosted by moderately westerly dipping pyritic quartz reefs in sheared granite. The principal gold mine is the Legacy Mine. Here the mineralised quartz reefs have a lenticular habit with a north-northwest trend with flat to moderate westerly dips (35° to 60). Three lenses of reef up to 6m thick can be traced over a strike length of about 300m. Mineralisation is associated with pyritic quartz, with the richest gold values in the footwall side of the reefs which seem to pitch in a northerly direction.

Branches of the main reefs' feather' into the hanging and footwall and sometimes form flat reefs up to 1.2m thick extending up to 20m away from the main structures. Mineralisation is hosted by quartz – sericite pyritic schist thought to be the sheared equivalent of a foliated granitoid. Iron rich tourmaline is commonly associated with the shearing. Gold grades varied from an average of 17.5 g/t Au to 49g/t Au in the northern section of the reef.

Exploration was first conducted by Miralga Mining in 1986 when the main workings were RC drill tested. Samson Exploration NL then RC infill drilled the **Legacy lease** and calculated pre-JORC target mineralisation of 27,522t at 4.13 g/t gold for 3,654 ounces using a 1 g/t cut-off grade. Shallow rotary air blast drilling 160m along strike to the south with results of up to 2m at 6.85 g/t Au suggests that the mineralisation defined to date has significant potential to grow.

The Three Star and Inheritance Mines are located several hundred metres to the north of the Legacy Gold Mine and were small producers of high grade ore with average gold grades from 29.8 g/t Au to 31.8 g/t Au respectively. The Three Star workings trend east to northeast along a quartz reef dipping 35 – 40° west-southwest and are hosted in granitoids. The Inheritance Mine workings follow a quartz vein dipping steeply to the west and follows a trend subparallel to the Legacy workings. The mineralisation is hosted in granitoids.

The Three Star and Inheritance leases have shallow reconnaissance RC drill results of 2m at 1.92g/t, 2m at 2.1g/t and 3m at 15.3g/t. indicating that significant gold mineralisation extends northwest of Errolls. The mineralisation remains open in all directions, and several parallel structures in the area remain poorly tested by drilling.

Samson also completed a soil sampling program (-1.3mm) over the entire Errolls Prospect which produced a 700m long Au in soil anomaly with a peak of 165ppb, and 400m northwest of this, an 8ppb anomaly. Several unsuccessful vertical RAB holes were drilled to test these anomalies. (Refer Figure 12)

A regional bedrock RAB program drilling vertical holes (BRB 1 to BRB 171) was conducted on a 800m by 100m spacing and infilled on a 400m by 100m spacing on the floodway area to the east of Errolls during 1993. The program was successful in defining the **Floodway East anomaly.** A further 120 holes (BRB 172 – BRB290) were drilled on infill lines during 1994. (Refer Figure 11)

2.4.3 Sugarstone Mining Centre

At the Sugarstone Mining Centre, some 9km northwest of Barrambie, mineralisation occurs along the Sugarstone – Mystery Shear/Fault Zone which hosts numerous old workings including the Mystery, Sugarstone and Ironclad gold mines. The shear trends north-northeast and dips steeply to the west. (Refer Figure 11)

The **Mystery** gold reef is reportedly up to 2.5m wide, trending north-south and is hosted in anorthosite and gabbro/dolerite of the Barrambie Sill. Production figures show that 4,296 tonnes were mined for 2,917 ounces Au at an average grade of 21.5g/t Au.

Mineralisation at the **Ironclad North** is located at the sheared northwest trending contact of the Barrambie Sill and the Barrambie Clastics, just to the south of the main north-northeast trending Sugarstone Shear. Gold mineralisation occurs within a quartz stockwork, with steep and shallow dipping quartz veins trending 050° – 060°. The mineralisation is hosted by the upper dolerite to porphyritic gabbro unit of the Barrambie Sill with ore shoots localised near and truncated by the Barrambie Sill – Barrambie Clastics (arenite) contact. This contact is a shear zone which is a splay structure off the main Sugarstone – Mystery Shear.

The **Old Mill** area, south of the Ironclad North mineralisation is controlled by a system of southeast dipping shears striking at 50 – 60°.

At **Light of the World South,** also south of the Ironclad North, pencil – like gold ore shoots seem to be controlled by a poorly defined shear system.

In 1985, Great Australian Resources NL RAB drilled the Ironclad North prospect and reported results which included 6m at 8.02 g/t Au from 18m (hole BR53) and 2m at 17.95g/t Au from 28m (hole BR99). Pre-JORC target mineralisation of 16,000t at 6.97g/t Au was subsequently estimated.

The mineralisation occurs in two parallel near vertical ore shoots some 2 to 4 metres wide which were identified over 100m of strike. The mineralisation was described as trending 295° – 300°, on the eastern margin of the Barrambie Sill, both within quartz hematite and schist and disseminated titano-magnetite.

In November 1988, Samson Exploration NL purchased Great Australian Resources' tenements at Ironclad and proceeded with an extensive RC drilling program.

At Ironclad North, Samson estimated pre-JORC target mineralisation of 162,461 tonnes at 3.2 g/t gold for 16,610 ounces using a 1.0g/t cut-off grade. The estimate was sectionally based, using 8 sections with 10m influence, and used uncut grades and undiluted drill intersections. Based on this and the Errolls target mineralisation, Samson submitted a Notice of Intent to the WA Mines Department indicating an eight months mining and milling campaign using a mobile gold plant. These plans never came to fruition due to the falling gold price.

Further exploratory work at Ironclad North by Acclaim showed that -80# was the most effective soil sampling mesh size, and that Te, Ba, As, Pb, Zn and Bi all showed a positive correlation with gold. Thereafter Acclaim's extensive soil sampling program used Au, As, Te, Pb and Zn as the main pathfinders for gold mineralisation.

In 1996 Acclaim drilled a further 13 RC holes (1,421m) at Ironclad North and assayed the chips for Au, Pt and Pd. The results showed poor continuity between sections, and the postulated northern extension failed to materialise, but some potential for depth extensions was shown. It was concluded that the mineralisation was restricted to the gabbroic lithologies. The best drilling result was 9m at 4.9g/t Au from 88m in hole ICRC006. As a result of this additional drilling, the Ironclad North pre-JORC target mineralisation was revised downwards to 134,000t at 3.2 g/t gold for 13,700 ounces.

At **Ironclad South,** (also known as Kismet) Great Australian Resources reported drill results of 14m at 5.49g/t Au from 18m in hole BR64 (inc 4m at 18.17g/t Au from 18m). An important observation was the presence of martite from the Barrambie Sill (i.e. gold associated with iron rich units) and the absence of quartz with these intersections. It was reported that the ore shoot had a 50m strike, was steeply plunging and was not drill tested below 20 vertical metres from surface. (Refer Figure 11)

Subsequently, in 2000, St Barbara Mines Ltd ("SBM") explored in the general vicinity of Ironclad South and reported drilling a 5m to 30m wide north-trending shear zone with chlorite-sericite-carbonate alteration and multiple quartz veins and stringers along the east margin of a relatively unaltered massive biotite granodiorite. The eastern part of the granodiorite outcrop is variably chlorite altered over widths of 50m.

SBM aircore drilling intersected significant gold mineralisation within this shear zone over a strike length of 75m. The best drill intercepts included 7m at 7.03g/t from 33m (hole SSTA33) and 2m at 5.13g/t from 35m (hole SSTA35). Mineralisation appeared to be closed off by drilling to the north and south.

SBM completed a total of 40 RAB holes (total 1,488m) on wide spaced RAB traverses, and 41 follow up aircore holes (total 1,709 m). The aircore drillholes defined an area of interest adjacent to shallow workings. A series of scissor aircore and RAB holes drilled on 20m spaced lines defined a north-northeast trending zone of gold mineralisation with a strike length of 50 to 100m. A high-grade zone was defined by drilling on lines 6969 110N and 6969 130N. The best drill intercepts are summarised in Table 8.

Table 8. Significant RAB/Aircore Drill Intercepts – Ironclad South

Hole No.	East AMG	North AMG	From (m)	To (m)	Interval (m)	Grade (g/t Au)
SSTA33	703 020	6969 130	33	40	7	7.03
		including	37	39	2	18.01
SSTA34	702 980	6969 130	41	42	1	1.3
SSTA35	703 020	6969 110	35	37	2	5.13
SSTA38	702 990	6969 056	23	24	1	1.48
SSTA40	702 980	6969 090	35	37	2	2.32
SSTR37	703 001	6969 123	15	17	2	1.13
SSTR38	703 006	6969 141	17	20	3	2.06
		and	24	25	1	1.51

2.4.4 Scheelite Mining Centre

The south east corner of Prime Minerals Project area covers the northwest extensions of the gold mineralised zone at the Scheelite Mining Centre. The characteristics of the mining centre, although not wholly within the project area, may be relevant to potential mineralisation within the Scheelite Felsics lying east of the Barrambie Sill which are largely covered by laterite. (Refer. Figure 11)

Gold mineralisation is associated with grey laminated, pyritic quartz reef as shear fillings in an albite porphyry host. Minor scheelite and chalcopyrite is present in the quartz reefs. The reefs are strongly folded reidel shears which have been worked along anticlinal crests and fold limbs plunging at about 30° towards 340°.

There are also lithological controls on gold grade mineralisation where the albite porphyry and sediments are associated within the shear/fault zones. Grades from 0.1g/t to greater than 50g/t were recorded from narrow mineralised quartz reefs, with thicknesses varying from 0.4m to 1.2m.

The **Woodies Prospect** is located to the northwest of the Scheelite Mining Centre and 4km southeast of the Barrambie Mining Centre. The Woodies Prospect was discovered in 1997 by Samson Exploration during follow up reconnaissance RAB drilling conducted over an area of soil anomalies.

The prospect was RAB drilled over a strike length of 1,200 metres, with drilling at mainly 200m line spacing. A total of 66 holes were completed for 3,213m resulting in the discovery of a major mineralised zone.

Hole WRB065 intersected high grade gold including 5m at 12.09 g/t Au from 41m in a 64m wide shear-zone within a mineralised foliated granitoid. This geological setting is believed to be similar to that of the Lord Nelson deposit presently being mined by Troy Resources NL at Sandstone, some 50 kilometres to the southeast of Prime's Barrambie Project.

The mineralised zone at Woodies extends NNW for at least 1,200m with significant gold intersections on three other lines. Hole WRB016, drilled 1,200m north of WRB065 intersected a wide zone of mineralisation between 7m and 64m depth with 9m at 1.22 g/t Au from 37m.

Subsequently 22 infill RC holes (total 2,435m at 50m spacings) were drilled in the central portion of the prospect, which showed that mineralisation is located on the sheared western contact of a granitoid and clastics. Minor banded iron formation is present in the footwall. The results show a series of narrow low grade Au intersections confined within a 30m to 100m wide sericite and biotite altered shear zone which has been traced for 1,150m in a north-northwest direction. A summary of significant RAB and RC drilling results is shown in Tables 9 and 10.

Table 9. Significant RAB Drilling Results – Woodies Prospect

Hole No.	East AMG	North AMG	From (m)	To (m)	Interval (m)	Grade (g/t Au)
WRB006	713 000	6961 200	57	59	2	0.8
WRB016	713 055	6961 000	1	3	2	0.7
		and	29	30	1	1.8
		and	37	46	9	1.2
		and	63	64	1	1.3
WRB024	713 150	6960 800	54	60	6	1.1
WRB025	713 115	6960 800	42	48	6	0.7
		and	63	65	2	1.4
WRB035	713 290	6960 600	61	64	3	0.9
WRB065	713 525	6960 200	18	26	8	1.9
		and	40	58	18	4.3
		including	41	46	5	12.1
		and	65	68	3	0.9
		and	70	71	1	0.6
		and	81	82	1	1.1

Table 10. Significant RC Drilling Results – Woodies Prospect (+1g/t Au)

Hole No.	East AMG	North AMG	From (m)	To (m)	Interval (m)	Grade (g/t Au)
WRC1	713 543	6960 200	52	53	1	1.05
		and	107	108	1	3.4
WRC2	713 503	6960 200	99	100	1	3.67
WRC6	713 249	6960 596	40	42	2	1.08
		and	92	94	2	1.48
WRC7	713 303	6960 595	72	74	2	1.7
		and	94	96	2	1.09
WRC8	713 158	6960 795	74	76	2	1.3
		and	110	112	2	3.17
WRC9	713067	6960 995	112	114	2	2.63
WRC10	713 540	6960 100	36	38	2	2.65
WRC11	713 590	6960 100	72	74	2	1.55
		and	88	90	2	6.07
WRC14	713 520	6960 150	52	54	2	1.08
WRC15	713 560	6960 150	88	90	2	1.25
WRC17	713505	6960 250	34	36	2	1.11

2.5 Conclusions & Recommendations

Within the project area, there is excellent potential for the presence of economic amounts of gold, vanadium rich titaniferous magnetite and base metals. Previous exploration between 1985 and 1997, predominantly by Acclaim Exploration NL and its joint venture partners, has been conducted to a high standard but has been sporadic, and there has been no gold exploration undertaken in the last ten years.

The 1985-97 gold focussed work has defined extensions to the known mineralisation and also discovered new zones of gold mineralisation. The published in-situ pre-JORC target mineralisation totals 161,522 tonnes at 3.34 g/t Au for 17,354 ounces. These bodies of mineralisation require drill testing at depth into the primary zones.

The geological and structural setting of some of the gold mineralisation in the Barrambie project area is remarkably similar to the Lord Henry and Lord Nelson deposits recently found by Troy Resources along the faulted and sheared eastern margin of the Sandstone Greenstone Belt. The mineralisation at "The Lords" is associated with a north-south trending fault forming part of the Edale Fault Corridor. Most of this gold is associated with pyrite-silica alteration within sheared granitoids. The northwest – southeast trending Edale Fault can be confidently traced to the Barrambie Area (Refer to Figure 1).

The fact that similar – style mineralisation within the same structural feature is known is highly encouraging, greatly increasing the gold prospectivity of the Barrambie Project area.

Rock chip sampling at Woodies to the southeast of the Barrambie Mine located anomalous gold in a flow banded rhyolite with a best result of 3.93g/t gold which is still untested. These rhyolites to the east of the Barrambie Sill contain a significant gold in soil anomaly but have had scant exploration to date.

At the Silver Lining Prospect significant gold mineralisation has been intersected within a northwest trending shear zone hosting ferruginous quartz veins . Only 3 RC holes have been drilled to date, with best results of 14m at 2.2g/t Au from 50m. Further drilling is recommended to test the extent of the mineralisation at depth. Soil sampling and RAB drilling is warranted to explore the southern strike extensions of this gold-bearing zone.

At the Errolls Mining Centre, pre-JORC target mineralisation of 27,522t at 4.13g/t gold for 3,654 ounces has been estimated. Shallow rotary air blast drilling 160m along strike to the south with results of up to 2m at 6.85 g/t Au suggests that the mineralisation defined to date has significant potential to expand.

Shallow reconnaissance RC drilling at the Inheritance Mine some 160m to the north and along strike from Errolls has intersected 3 metres grading 15.3 g/t Au, indicating that significant gold mineralisation also extends in this direction. The mineralisation remains open in all directions, and several parallel structures in the area remain poorly tested by drilling.

The Ironclad South prospect south of the Sugarstone Mining Centre has not been fully explored by follow-up RC drilling, despite some early encouragment from scout drilling. Drill results of 14m at 5.49g/t Au from 18m in hole BR64 (inc 4m at 18.17g/t Au from 18m) have been reported. There is an absence of quartz with this intersection, but an abundance of martite from the Barrambie Sill. It was also reported that the ore shoot had a 50m strike, was steeply plunging and was not drill tested below 20 vertical metres from surface.

Aircore drilling by St Barbara Mines Ltd at Ironclad South/Kismet has intersected significant gold mineralisation over a strike length of 75m within a north-trending altered shear zone in a relatively **unaltered massive biotite granodiorite.** Although the mineralisation appears to be closed off to the north and south, the discovery of this high grade zone in sheared granodiorite (7m at 7.0g/t from 33m and 2m at 5.1g/t from 35m) suggests the potential for gold deposits located on the contact between garnite and greenstone in a similar setting to the Lord Nelson deposit being mined by Troy Resources NL 80km to the south southeast of Barrambie along the Edale Fault.

In the Bay-Cove Area, a significant vanadium-titanium-iron deposit is held by Reed Resources Ltd within a narrow 500m wide, 11km long mining lease covering a magnetic portion of the Barrambie Sill. Reed has recently announced to the ASX that its project has a Net Present Value of A$379 million. Based on detailed aeromagnetic data and some encouraging exploration results, there is potential for Prime Minerals Limited's Project area to contain a substantially larger mineral resource.

2.6 Recommended Plan & Budget

A staged exploration program is proposed, which depends on exploration results. The majority of the proposed Year 1 work can be completed prior to the grant of the tenements. These activities will assist in defining existing targets and generating new targets.

The existing detailed UTS aeromagnetic survey has added significantly to the understanding of structure and the distribution of lithologies, but does not cover all target areas. Further detailed aeromagnetic surveying is recommended to cover the strike extensions of the Barrambie Sill. Other targets include the major north-south trending structures which have an excellent potential to host substantial gold mineralisation in greenstones and granitoid rocks. These structures form part of the Edale Fault system which hosts economic gold mineralisation in the Sandstone area.

Felsic volcanics interpreted to be abundantly present east of Barrambie will be targeted as well.

It is apparent that there is a significant quantity of valuable exploration data (pre-1994) in hard copy format. These data include soil geochemistry and results from RAB and RC drilling and should be captured into a digital format to ensure the compilation of a robust and auditable digital geographic information system (GIS). This work can also be completed prior to the grant of the tenements and will assist in refining drill targets.

Ferrovanadium Corp NL, Samson Exploration NL and Newcrest Mining Ltd undertook detailed 1:10,000 scale geological fact mapping of the tenement areas. This information needs to be properly compiled and integrated into the GIS to assist with drill targeting.

Table 11: Recommended Budget

Year 1 Budget	
Acquisition of detailed airborne magnetic data	$20,000
Magnetic data processing & geological interpretation	$5,000
Literature review & data compilation	$5,000
Soil sampling & geochemical analysis	$5,000
General administration	$5,000
Total	**$40,000**
Year 2 Budget	
RAB & Aircore drilling	$10,000
Reverse circulation drilling	$50,000
Geochemical analysis	$5,000
Metallurgical test work (Au and V-Fe-Ti resources)	$5,000
General administration	$10,000
Total	**$80,000**

3 STAR OF MANGAROON GOLD

3.1 Introduction

The Star of Mangaroon ("Star") Gold project is located approximately 270 km northeast of Carnarvon in the Gascoyne Region in Western Australia. Prime Minerals has the right to earn up to an 80% interest in three tenements, granted Prospecting Licence 09/405, Mining Lease application 09/110, and Exploration Licence application 09/1081 from Fox Resources Limited through its controlled entity, Gascoyne Mines Pty Ltd, by spending $500,000 within 5 years. The vendor is entitled to a 1.5% net smelter return royalty in respect of ore or minerals won from the Star of Mangaroon tenements as detailed in the Joint Venture Agreement.

The total tenement area is approximately 72 square kilometres and covers a large portion of the Mangaroon Gold Mining Centre. The principal historical workings at the old Star of Mangaroon Gold Mine are covered by the granted prospecting licence. Tenement details are shown below in Table 12 below.

Table 12. Tenement details

Tenement	Status	Date	Area (km²)
Exploration Licence 09/1081	Application	Pending	71.54
Prospecting Licence 09/405	Granted	24 November 2005	0.47
Mining Lease 09/110	Application	Pending	0.47

The main access is by a partly sealed road via Gascoyne Junction along the Ullawarra road to Mangaroon Station and eastwards to Mt Augustus. A well maintained track off the Ullawarra road leads to the Star of Mangaroon and other gold mining centres scattered within the project area.

Most of the topography comprises a gently undulating landscape with numerous four wheel drive creek crossings.

3.2 Regional Geological setting

The Gascoyne Complex which hosts the Star of Mangaroon project has been recently studied and remapped in much detail by the Geological Survey of Western Australia (GSWA) leading to the publishing in 2005 of a new 1:100,000 scale geological map of the Mangaroon area (Sheet 2050). Much of the following is sourced from the Explanatory Notes accompanying the map.

The Gascoyne Complex is one of several units which form part of the Capricorn Orogen, a major tectonic zone between the Archaean Yilgarn and Pilbara Cratons. The regional geology and general location is location shown in Figure 13.

The Gascoyne Complex is composed of Palaeoproterozoic metasedimentary and meta-igneous rocks which are extensively intruded by large volumes of granite. One of several tectonic zones recognized within the Complex is the Mangaroon Zone, a 70 km wide northwest trending zone. This zone is bounded by large regional faults, the Minga Bar Fault in the south and the Collins Fault in the north, the latter forms the boundary with younger mainly sedimentary rocks belonging to the Bangemall Supergroup. Immediately northeast of the project area a long narrow 4 km wide fault-bounded belt, the Mangaroon Syncline, forms a range of prominent hills known as the High Range. The rocks are assigned to the Bangemall Supergroup and mainly comprise sandstones which are extensively intruded by dolerite sills.


Bangemall Supergroup
Star of Mangaroon
Legend
FIGURE 13: Star of Mangaroon Project – Regional Geology & Tenements

The GSWA study found the Mangaroon Zone to be composed of metasedimentary rocks (the Pooranoo Metamorphics previously known as Morrissey Metamorphic Suite). These rocks were strongly deformed and altered during the Mangaroon Orogeny, a newly identified tectonothermal event in the Gascoyne Complex dated at 1680-1620 million years (Ma). During this episode large volumes of granitic plutons of the Durlacher Supersuite (also a newly defined igneous unit) intruded the area resulting into high grade contact metamorphism including the formation of a great variety of mixed rock types (migmatites). (Refer Figure 14)



LEGEND
E09/1081

FIGURE 14. Star of Mangaroon Project – Geology Plan



E09/1081
M09/110
Legend
4 km
N

FIGURE 15. Star of Mangaroon Project – Total Magnetic Intensity

Dolerite dykes and quartz veins of various ages cut through all the major rock types, and are plainly evident on the very recently released GSWA 400 metre line spaced aeromagnetic data (Refer Figure 15). Regionally, most dolerite dykes and some of these quartz veins strike north to north-northeast. In the Mangaroon Zone, many quartz veins strike east-southeast to southeast parallel to the regional structural grain. Some of the quartz veins are associated with mineralisation.

3.3 Mining History

The Star of Mangaroon gold mine has been the largest historic gold producer in the Gascoyne region. Between 1960 and 1983 it produced 7,464 oz of gold from 5,357 tonnes of ore at an average grade of 34.8 g/t gold. The deposit was discovered in 1956 by the local pastoralist. Most of the gold produced was mined from underground with the lowest extraction level approximately 90m below surface (Refer Figure 14 for location, and also Figure 16).

Other substantial workings are present at the Two Peaks Mine (Kempton's workings) approximately 9km



MAIN SHAFT
CHINESE SHAFT
STMRC1
STMRC5
40m

FIGURE 16. Star of Mangaroon – Longitudinal Section

northwest of the Star. The small open cut operation which is covered by excised Mining Lease 09/50 produced around 5000oz of gold from 20,000 tonnes at a grade of 7.9 g/t gold.

Open cut mining at a similar scale was also undertaken on a small excised Mining Lease 09/91, a few kilometres north of the Star near Lead Mine bore. This lease is presently still being worked by prospector Bob Dorey who has been actively mining and detecting there for the more than 20 years. Production figures are not known but he still finds substantial amounts of nuggetty gold weighing up to 16 ounces. Some of the gold is in crystalline form and closely associated with lead mineralisation.

Several groups of old workings are found with a one kilometre radius north northwest and south east of the Star of Mangaroon. Other workings are present up to 6km away from the Star in a northwest direction. A large portion of these workings are in the Prime Tenements.

Alluvial workings over a large area are found around Pritchard Well, a few kilometres west south west of Two Peaks. In addition extensive alluvial mining has been undertaken at several locations in the vicinity of the Star of Mangaroon but also further away. A majority of these workings are in the Prime Tenements.

Summarising, evidence of historic gold mining is widespread over the entire project area. Gold related ground activities are evident over an area measuring approximately 10km by 5km.

3.4 Previous Exploration

Exploration work in the Mangaroon area was initially of a regional nature.

In the mid eighties high grade gold with silver, copper and lead mineralisation was reported by Cove Mining NL near Mangaroon in granitic gneiss and granulite with the mineralisation being associated with major shears and shear link structures.

At least four drilling campaigns have been carried out at the Star of Mangaroon deposit.

Three diamond holes were drilled by Westralian Nickel in the early seventies but no records are available apart from the results for hole MDH-01 which returned an impressive intercept of 5.5m at 17.75g/t gold from 90.83 to 96.38 metres (Refer Table 13).

In 1987 Balde Exploration Consultants Pty Ltd ("Balde") on behalf of a private syndicate carried out a 28 hole RC drilling programme at the Star of Mangaroon gold mine. The holes were labelled MA001 to 28 (MA019 and 21 were not drilled). All but one drill hole (MA026) tested the down plunge extensions of the main mineralised zone. Several high grade intervals were returned from this programme (see Table 13).

Balde calculated a resource and designed an open pit down to a depth of 30 metres. Falling gold price and corporate troubles led to the break up of the syndicate.

Further RC drilling was carried out at the Star by Welcome Stranger Mining NL in 1994. Eighteen holes (MA029 to 46) were drilled resulting in a number of additional high grade intercepts (see Table 13).

The drilling outlined an open pit pre-JORC mineralisation of 46,500 tonnes at an average grade of 17.2 g/t gold for 25,700 ounces and was calculated down to a depth of 50 metres.

Fox Resources Ltd ("Fox") completed a seven hole RC drilling programme in March 2003 (STMRC001 to 007) targeting the main lode but also the projected down-plunge extensions of the shallow mineralisation.

At a vertical depth of 156m drill hole STMR005 intersected 4m at 3.76g/t gold including a one metre interval at 9.96g/t. This intercept increased the potential for the presence of a much larger resource. Fox did no follow up drilling as their focus was to bring the Radio Hill nickel mine back in to production.

Figure 11 shows a longitudinal section through the Star of Mangaroon mine with the location of some of the mineralised drill hole intercepts.

Very little exploratory work other than this drilling at the Star of Mangaroon has been undertaken in the project area. Significant RC drilling results from the Star of Mangaroon are shown overleaf in Table 13.

In 2003 Fox drilled two RC holes at Pritchard Well beneath a 3 to 5 m wide quartz vein containing large lumps of galena. This vein, hosted by strongly sheared granitoid rock types, was thought to be shedding the gold found in abundance in a large creek by a local prospector.

Drill hole PRWRC2 targeted this vein and was collared at MGA 365,830mE / 7365, 512mN at an angle of 60° with azimuth 059°. The drill hole intersected 3m at 10 g/t gold at a depth of 65m highlighting the gold potential of this basically unexplored area.

Table 13. Star of Mangaroon – Significant Drilling Results

Hole No.	East MGA94	North MGA94	Azimuth (degrees)	From (m)	To (m)	Interval (m)	Grade (g/t Au)
MA002	372 335	7359 860	310	10	14	4	3.27
MA006	372 327	7359 828	176	17	21	4	6.42
			including	20	21	1	15.1
MA007	372 325	7359 815	300	13	18	5	3.67
			including	14	15	1	13.3
MA008	372 327	7359 811	270	15	19	4	9.57
			including	16	17	1	19.95
MA009	372 327	7359 802	278	12	13	1	6.11
MA010	372 320	7359 786	322	9	13	4	25.97
			including	10	12	2	49.68
MA014	372 335	7359 825	270	29	31	2	17.95
MA015	372 333	7359 818	270	24	28	4	3.27
MA016	372 332	7359 806	272	25	28	3	10.5
			including	25	27	2	15.25
MA017	372 328	7359 779	290	22	24	2	41.86
MA020	372 351	7359 825	270	49	50	1	21.05
MA022	372 355	7359 782	285	47	51	4	6.29
MA023	372 322	7359 774	302	19	21	2	29.8
MA026	372 292	7359 923	30	3	4	1	2.57
MA027	372 309	7359 809	–	0	1	1	3.9
MA034	372 330	7359 894	206	8	9	1	2.3
MA036	372 385	7359 825	270	82	84	2	3.63
MA038	372 362	7359 806	270	51	52	1	8.2
MA040	372 385	7359 786	270	69	72	3	6.76
MA043	372 309	7359 747	303	18	19	1	47.5
STMRC01	372 376	7359 826	270	54	55	1	8.48
STMRC05	372 466	7359 861	270	176	180	4	3.76
MDH001	372 398	7359 826	280	90.8	96.3	5.5	17.75

Notes: All holes drilled at -60° except MA027

3.5 Geology & Mineralisation

Project Geology

The Star of Mangaroon project covers approximately 16km strike length of highly altered and deformed metasedimentary and meta-igneous rocks of the Pooranoo Metamorphics which are intruded by large quantities of granitoids, the Durlacher Supersuite.

The Pooranoo Metamorphics mainly comprises pelitic gneiss and metamorphosed feldspathic sandstone with minor amounts of quartz sandstone, conglomerate and amphibole. Dolerites and quartz veins are abundantly present (see also Figure 14).

Rocks generally exhibit a strong schistosity and foliation/ lamination. The often steeply dipping schistosity is frequently found parallel to the predominant regional structural trend, i.e. a northwest-southeast direction. Several northwest – southeast trending anticlinal and synclinal structures were recognized during the recent GSWA study (see Figure 15). In a number of areas within the project however, including the Star of Mangaroon, the prominent structural direction is more north northeast – south southeast. Intrusion and emplacement of younger dolerite dykes and quartz veins have taken place parallel to both major structural directions.

Mineralisation

The majority of known mineralisation in the Gascoyne Complex is located between the Minga Bar Fault and the Mangaroon Syncline. This area, which includes the Star of Mangaroon project, has undergone a greater amount of shearing than elsewhere.

In most cases the gold mineralisation in the project area is clearly associated with quartz veins. Often associated with the gold is the easily recognized lead in the form of large cubes or clumps of galena and copper minerals (green to blue copper oxide staining). Strong ferrugination and the presence of sulphides (especially arsenopyrite) at depth were found to be good indicators as well.

At the Star of Mangaroon the principal gold-bearing horizon consists of an anastomosing quartz vein with a strike of about 010° dipping to the east at approximately 50°. Northwards the mineralisation changes to a more northwest trending direction and becomes sub parallel to the regional structural grain. It was also noticed that the mineralisation in the northern portion appears to change to a more stock work type of disseminated gold. The gold-bearing vein system is about 200m long and 2 to 4m wide.

The quartz vein relationship was not always obvious during mining as some of the gold is hosted by strongly sheared metasedimentary rock and weaker sheared biotite granite.

At the Mangaroon Lead Mine, about 2km further to the north, high grade galena and free gold was mined from three en echelon quartz veins that strike north and dip 10-15° to the east, a similar orientation to the vein system as at the Star.

At Mangaroon South an east southeast striking quartz vein dips moderately to the north and contains malachite, pyrite and chalcopyrite.

At the open cut Two Peaks Mine numerous east southeast trending quartz veins have been exposed. Lead-copper mineralisation is still visible hosted by the quartz veins. The veins are en-echelon arranged and S-shaped (sigmoidal). The host rock is megacrystal biotite granite with feldspar crystals in excess of 5cm long.

At Pritchard Well several large quartz veins with a variable orientation are hosted by granitoid rocks. Both sub-vertical and sub-horizontal veins are present. A 3 to 5m wide quartz; containing large clumps of galena was drill tested by Fox and returned a 3 metre intercept assaying 10g/t gold (see also above).

Other mineralisation

Previous explorers located Scheelite, a tungsten mineral, in the vicinity of the Star of Mangaroon. The mineralisation is associated with calcium-rich mafic granulites. Grades of up to 0.2% have been reported.

Uranium mineralisation in the form of hydrothermal veins has been found at several locations near the project area. The most promising discovery so far is at Mundong Well further to the north. Another uranium occurrence has been reported 4km north of Two Peaks.

Large volumes of barite were located near Mangaroon Homestead but were found to be uneconomic as quartz levels were too high.

Platinum Group Elements (PGE) and associated nickel, copper and gold mineralisation were reported from a gossan at the margin of a thick NNE-trending dolerite dyke. The location is about 8km NW of the project but numerous similar dykes are found inside the project area. Values returned from grab samples included up to 1.2% nickel, 0.63% copper, 2.2g/t platinum, 2.1g/t palladium and 0.42g/t gold.

3.6 Conclusions & Recommendations

Most of the historical work in the project area has been undertaken by local prospectors and miners. The activities conducted by exploration companies were largely restricted to the drilling the Star of Mangaroon deposit. There is no record of any basic reconnaissance geological work such as mapping, soil geochemistry and rock sampling.

Drilling at the Star of Mangaroon outlined a pre-JORC mineralisation of 46,500 tonnes at 17.2g/t gold for 25,700 ounces. This mineralisation was calculated in 1994 down to a vertical depth of 50m. Subsequent deeper drilling found still rich mineralisation at a depth of 156 metres below the shallow partly mined high grade shoot. The mineralisation has not been closed off.

Despite the under-explored nature of the area several high grade gold deposits have been discovered all of them by local prospectors. These deposits are scattered across the entire project area along a strike length of approximately 14km. None of these deposits have been drill tested or even geologically assessed.

Results of regional work by the GSWA have just been released. The study led to a much better understanding of the complex geology, stratigraphy and structural history of the Gascoyne Complex. It was found that the northwest – southeast trending Mangaroon Zone, in which the prospect lies, is a strongly deformed and altered belt where extensive shearing has occurred. The Zone has been intruded by voluminous granite plutons followed by the intrusion of numerous dolerite dykes and quartz veins.

This geological and tectonic setting is regarded as very favourable for the formation of gold and base metal mineralisation. It is a fact that the majority of the known mineralisation in the Gascoyne Complex is found within the Mangaroon Zone.

The unexplored nature of the project area and its high prospectivity has been recently clearly demonstrated when, at Pritchard Well, one of only two holes drilled intersected a rich gold-bearing quartz vein.

During a recent field visit several alluvial workings were located where prospectors still find coarse gold (personal comment by Bob Dorey a highly skilled prospector who has been active in area for over twenty years). These areas are also principal targets for a geological assessment.

Presently the most likely geological model for the gold mineralisation in the Mangaroon area is a shear related stacked system of high grade quartz veins hosted by a variety of highly altered sedimentary and igneous rock types.

3.7 Recommended Plan & Budget

The under-explored Star of Mangaroon Project warrants a considerable amount of work which should include:

- Existing hardcopy data should be captured into a digital format,
- Further deeper drilling at the high grade gold resource at the Star of Mangaroon,
- Drill testing of other known high-grade deposits such as Pritchard Well, Two Peaks and the Lead Mine area, and
- Geological, geochemical and geophysical work across the entire project area.

Further work should include the acquisition or, if not available, the flying of detailed aeromagnetics over the entire area.

Aerial colour photography should also be purchased. Aeromagnetics and aerial photography should be interpreted and geologically and structurally analysed before commencement of the field work

On the ground the entire area should be lithogically and structurally mapped and rock chip sampled. Emphasis should be on locating favourable tectonic settings for gold mineralisation. For this reason, a detailed structural mapping exercise should be given high priority.

Other prospective areas should be soil sampled and further detailed by Auger or RAB drilling followed up by RC and/or diamond drilling. The PGE/nickel potential of the dolerite dykes in the project area should also be investigated.

Table 14: Recommended Budget

Year 1 Budget	
Acquisition of detailed airborne magnetic data	$25,000
Magnetic data processing & geological interpretation	$5,000
Literature review & data compilation	$5,000
Soil sampling & geochemical analysis	$10,000
RAB & Aircore drilling	$35,000
Reverse Circulation Drilling	$130,000
General administration	$15,000
Total	**$225,000**
Year 2 Budget	
Airborne Magnetics	$25,000
RAB & Aircore drilling	$25,000
Reverse circulation drilling	$165,000
Geochemical analysis	$10,000
Metallurgical test work	$5,000
Resource estimation	$15,000
General administration	$5,000
Total	**$250,000**

4 PRINCIPAL SOURCES OF INFORMATION

4.1 Lake Mason

Anon, 1972.	Exploration Report on Morphies Bore MC57/571-579, MC997-579 to the Dept of Minerals & Energy WA., Unpublished Report to the Dept of Minerals & Energy WA by Hill Minerals NL. Item 2463, A2134.
C.R.M.Butt, C.R.M. et al 1977	CSIRO, Minerals Research Laboratories, Report No.FP16, Uranium Occurrences in Calcrete and Associated Sediments In Western Australia, Oct 1977.
Camerron, E. 1990	Yeelirrie Uranium deposit, in Geology of the Mineral Deposits of Australia and Papua New Guinea " Ed. F. E. Hughes", pp 1625-1629)
Fried, T. 1997	First and Final Report on E36/300, 301, E57/272 – 276, E57/278 – 280 and E57/282 – 289 Lake Mason WA. March 1997. Unpublished Report to the Dept of Minerals & Energy WA by Stockdale Prospecting Pty Ltd,. Item 9219, A50828.
Gilfillan J, 1980	Lake Mason project WA. Mineral Claims 57/4488 -57/4502. A report on a Programme of Drilling May 1980. Unpublished Report to the Dept of Minerals & Energy WA, Item 2890, A9506.
MacLeod, R 2005 and Donnes, B.	Lake Mason Uranium Deposit, Sandstone WA November 2005. Unpublished Report for Fineloop Holdings Pty Ltd.
Pearson, J. 1998	Lake Mason, Annual Report for E57/381 & E57/382 for the period 23/9/1997-22/9/1998. Unpublished Report by Acclaim Uranium NL to the Dept of Minerals & Energy WA. Item 1067, A56558.
Pearson, J. 1999	Lake Mason, Annual Report for E57/381 & E57/382 for the period 23/9/1998-22/9/1999. Unpublished Report to the Dept of Minerals & Energy WA by Acclaim Uranium NL. Item 1067, A58051
Yeates, R. 2005	Independent Geologist's Report by RSG Global Pty Ltd for Encounter Resources Limited, Prospectus, February 2005.

4.2 Barrambie

Anderson,A., Bonnett, L. 1996	Annual Report (1996) to WA Dept of Mines, Barrambie Project. Unpublished Report to the Dept of Minerals & Energy WA by Acclaim Exploration NL
Durey H. 1985	Gold Exploration at Barrambie, East Murchison Goldfield, Western Australia. Unpublished Report to the Dept of Minerals & Energy WA by Great Australian Resources NL
Durey H. 1986	Exploration Progress on ELs 57/15, 18 & 33. Barrambie, East Murchison Goldfield, Western Australia. Unpublished Report to the Dept of Minerals & Energy WA by Great Australian Resources NL.
Jeffery R.G. 1987	Progress Report on EL 57/54, Barrambie Ranges. East Murchison Mineral Field, Western Australia. Unpublished report for Samson Exploration NL
Kornweibel, M. 1973	Annual Report on Barrambie Project, Virginia Hills Area. MC57/2136-2157 & Mc57/3843-3848. Unpublished Report to the Dept of Minerals & Energy WA by Ferrovanadium Corporation NL.
MacLeod, M. 2004	Barrambie Gold-Platinum-Vanadium Project E57/532. Unpublished Report for Barrambie Pty Ltd.
Mason, M.G. 1996	Annual Geological Report on E57/182, E57/192, M57268-270, P57/629-631, P57/773-786 and P57/839-840 Barrambie for the period 22 October 1994 to 21 October 1995. Unpublished Report to the Dept of Minerals & Energy WA by Tindals Gold Mines NL
Norum, E., 1995	Annual Report for the year ending 31 December 1994 on the Barrambie Project, Western Australia. Unpublished Report to the Dept of Minerals & Energy WA by Samson Exploration NL.
Oxiana, 2005	Oxiana Limited Fact Sheet, Golden Grove Operations Pty Ltd (Oxiana website)
Richardson, J. 2001	Surrender Report for Barrambie E57/300. Unpublished Report to the Dept of Industry & Resources WA by St Barbara Mines Ltd.
Sjerp, N. 1986	Controls of Gold Mineralisation, Barrambie Ranges, Western Australia. Unpublished report for Samson Exploration NL.
Sakalidis, G., 1990	Ground Magnetic Interpretation of the Barrambie Area. Unpublished report for Samson Exploration NL.
Stevens, R.E. 1993	Barrambie Project Soil Sampling, Ground Magnetics and RAB Drilling Perisher Prospect, EL57/182 Annual Report 1993. Unpublished Report to the Dept of Minerals & Energy WA by Samson Exploration NL.
Sjerp, N. 1988	Ironclad Project reserve estimate for Samson Exploration NL. Unpublished Report to Samson Exploration NL.
Sjerp, N. 1989	Ironclad/Errols in situ resources. Unpublished Report to Samson Exploration NL.
Tingey, R.W. 1985	Explanatory notes for the SANDSTONE 1:250,000 Geological Mapsheet SG50-16. Geological Survey of Western Australia.
Tomich, C. 1989	Annual Report, for the year ending 31.12.89, on the Doherty's Gold Mine and surrounding leases. Unpublished Report to the Dept of Minerals & Energy WA.
Ward, H.J. 1971	Barrambie Iron-Titanium-Vanadium Deposit. Unpublished Report to the Dept of Minerals & Energy WA. Item 12162, A59068, page 73 of 307 pages.
Ward, H.J. 1975	Barrambie Iron-Titanium-Vanadium Deposit, pp207-211, in *Economic Geology of Australia and Papua New Guinea*. Ed C. L. Knight. AusIMM

4.3 Star of Mangaroon

Anon, 2005	Fox Resources Ltd. Annual Report 2005, Page 20.
Balde, R. 1987	Reverse Circulation Drilling Programme of the Star of Mangaroon Gold Mine. Unpublished report for Mineral Pointer Syndicate.
Barnes, G.B. 1987	Gascoyne/Mangaroon Gold/Platinum Exploration. Annual Report 1987 for Regional Resources NL.
Cooper, R.W., Langford, R.L., Pirajno, F. 1998	Mineral Occurrences and Exploration Potential of the Bangemall Basin. GSWA Report 64.
Daniels, J.L. 1965	"Star of Mangaroon Gold Mine, Ashburton Goldfield". WA. Mines Department Annual Report 1965: pp 118-120.
Fitton, F. 2002	Technical Report on the Star of Mangaroon Gold Project, Gascoyne Mineral Field of Western Australia. Unpublished report for Gascoyne Mines Pty Ltd
Flint, D.J., Abeysinghe, P.B. 2000	Geology and Mineral Resources of the Gascoyne Region. Geological Survey of Western Australia. Record 2000/7.
Martin, D. McB, Sheppard, S. ,Thorne, A.M. 2005	Geology of the Maroonah, Ullawarra, Capricorn, Mangaroon, Edmund, and Elliott Creek 1:100 000 Sheets. Geological Survey of Western Australia. 1:100 000 Geological Series Explanatory Notes.
Maynard, A. 2000	Independent Consulting Geologists' Report. Unpublished report for Carlow Castle Resources Ltd.
Rohde, J. 1994	Progress Report on the Star of Mangaroon Project Tenement M09/3. Period from 1 July 1994 to 25 November 1995. Unpublished report for Welcome Stranger Co N.L.
Sullivan, M.P. 2000	Star of Mangaroon Project. Status Report. Unpublished report for Carlow Castle Resources Ltd.
Sullivan, M.P. 2001	Annual Report Star of Mangaroon Project. Exploration Licence 09/881. Period 30/12/1999 – 29/12/2000.

MACKAY & SCHNELLMANN
PTY LIMITED

INDEPENDENT GEOLOGIST'S REPORT ON THE IRON PROPERTY INTERESTS OF PRIME MINERALS LIMITED

DIRECTORS
PERTH OFFICE
H.J. Carlick
MSc DIC FIMM CEng
MCIMM MAIME
FAusIMM MMICA

M. Reynolds
BSc FIMM CEng
FAusIMM FSEG

ASSOCIATES
IMC Consultants Pty Ltd
345 Queen Street
Brisbane QLD 4000

REGISTERED OFFICE
Egan & Co Pty Ltd
Unit 2
14 Nicholson Road
Subiaco WA 6008

Prepared for:
Prime Minerals Limited
PO Box 443
West Perth WA 6872

Date: 12 September 2006

GEOLOGICAL AND MINING CONSULTANTS
4 Lawrence Avenue
West Perth WA 6005 Western Australia
Tel (61 8) 9322 3600 Fax (61 8) 9322 3699 Email mspl@linet.net.au
Website http://www.mackayschnellmann.com
ABN 88 008 725 022

CONTENTS

FIGURES

SUMMARY

Prime Minerals Limited by way of a letter dated 3 August 2006 requested Mackay & Schnellmann Pty Limited to prepare an Independent Geologist's Report on their iron property areas. The Independent Geologist's Report was for inclusion in a prospectus to raise $2.2 million.

The two iron properties in which Prime Minerals Limited have an interest are both located in the Pilbara Region of Western Australia.

The Dales Gorge property comprises Exploration Licence Application 47/1729 of around 210 square kilometres.

Bedrock is a sequence of Archaean to Proterozoic rocks comprising the Wittenoom Formation overlain by the Mount Sylvia Formation, the Mount McRae Shale, the Brockman Iron Formation and in the southwest the Weeli Wolli Formation. The sequence is situated on the southern flank of the Yandicoogina Creek Syncline.

Overlying the bedrock are Cainozoic sediments of which the Robe Pisolite is of potential economic importance. Adjacent to and overlapping the eastern boundary of the property is an occurrence of Robe Pisolite channel iron deposit that parallels the present drainage and that has a surface area of around 1.32 million square metres. At the usual bulk relative density of channel iron deposit of 3.0, the potential is for some 4 million tonnes per metre depth. Systematic exploration will be required to assess the depth of the deposit.

In addition to this known occurrence of channel iron deposit, there is also potential for other unrecorded deposits on and adjacent to the drainages of the Dales Gorge property.

The Tom Price property comprises Exploration Licence Applications 47/1496 and 1497 that form the northern portion with an area of around 280 square kilometres and Exploration Licence Application 47/1498 that constitutes the southern portion of 60 square kilometres. The northern and southern portions are 17 kilometres northeast and 15 kilometres southsouthwest of Tom Price mine.

Bedrock on the property is a sequence of Archaean rocks comprising the Bunjinah Formation overlain by the Jeerinah Formation. The Marra Mamba Iron Formation and the Brockman Iron Formation are present adjacent to the property. The sequences of the two portions of the property are located on the northern and southern flanks respectively of the Mount Turner Syncline.

Overlying the bedrock are Cainozoic sediments of which the Robe Pisolite is of potential economic importance. Southeast of the southern portion of the property is an occurrence of Robe Pisolite channel iron deposit. To the northeast of the southern portion is the Southern Plain Detritals deposit that has been explored and exploited whilst to the east there are interpreted canga deposits: these latter two deposits are evidence of the presence of iron rich detritals and of the southward movement of high iron clasts from the Marra Mamba Iron Formation and Brockman Iron Formation outcrops.

The potential of the Tom Price property for iron mineralisation is therefore for channel iron deposit and similar materials.

INTRODUCTION

By way of a letter dated 3 August 2006, Mackay & Schnellmann Pty Limited was engaged by Prime Minerals Limited ("Prime") to prepare an Independent Geologist's Report on Prime's iron exploration properties. The purpose of the Report is for inclusion in a Prospectus to be issued by Prime to raise $2.2 million.

For the purpose of the Corporations Law, Mackay & Schnellmann Pty Limited and Martin Reynolds were involved in the preparation of this Independent Geologist's Report for inclusion in Prime's Prospectus and have not been involved in the preparation, authorisation or issuance of any other part of the Prospectus.

This Independent Geologist's Report has been prepared in accordance with the 2005 Valmin Code that is binding upon members of the Australasian Institute of Mining and Metallurgy and applies to reports prepared after 29 April 2005. It has been prepared in accordance with rules and guidelines of the Australian Securities and Investments Commission and the Australian Stock Exchange.

Mackay & Schnellmann Pty Limited is a minerals industry consulting firm located at 4 Lawrence Avenue, West Perth, Western Australia. The company was incorporated in 1969 and has operated as a geological consultancy since then. It has been responsible for the preparation of a considerable number of geological reports for various purposes.

Martin Reynolds, B.Sc., a Director of Mackay & Schnellmann Pty Limited, was responsible for preparing this Independent Geologist's Report. Martin has more than 10 years of relevant geological experience and is a Fellow of the Australasian Institute of Mining and Metallurgy.

Neither the author nor Mackay & Schnellmann Pty Limited has or has had any material interest in any of the mineral assets under review. There has been no previous commercial relationship between Prime and Mackay & Schnellmann Pty Limited.

Mackay & Schnellmann Pty Limited has had no input to the formulation of any of the mineral properties under review. This Independent Geologist's Report has been prepared strictly as an independent report. Fees for the preparation of this Report are being charged at $900 per day whilst expenses are being reimbursed at cost. Payment of fees is in no way contingent upon the conclusions of this Independent Geologist's Report nor on the outcome of the proposed Prospectus issue.

The contents of this Independent Geologist's Report are based on reports and data held by Prime, research undertaken at the open file system of the Department of Industry & Resources, Perth, Western Australia and other research completed from other public sources.

Documents and reports reviewed are cited in the Bibliography, which constitutes part of this Independent Geologist's Report. Copies of published material and other publicly available documents on the properties are held at the Department of Industry & Resources, Perth, Western Australia. Unpublished material not publicly available is held at the offices of Prime.

Site visits were made to the Dales Gorge and Tom Price properties on 10 August 2006.

Prime has warranted in writing that full disclosure of all material information in its possession has been made and that to the best of its knowledge and understanding, such information is complete, accurate and true. Prime has stated that all the information provided may be presented in this Independent Geologist's Report and that none of it is regarded as confidential. Prime has reviewed a draft of the Independent Geologist's Report for correction of matters of fact and notification of material omissions.

Such information as is available has been utilised to allow an informed appraisal of the mineral assets. All material used in preparation of this Independent Geologist's Report is judged to be reliable. However, in instances where work undertaken is poorly documented, such circumstances are noted in the body of the Independent Geologist's Report.

Prime has an appropriate and clearly defined exploration and expenditure programme which is reasonable having regard to its stated objectives.

Mackay & Schnellmann Pty Limited has not investigated the legal aspects of the tenements and agreements. Present and future implications arising from terms and conditions relating to tenements and agreements have not been investigated. These matters are considered elsewhere in this Prospectus, in a report by Pullinger Readhead Lucas, lawyers.

For the purpose of this Independent Geologist's Report, it is assumed that all tenements and agreements are and will remain in good standing in the immediate future and that tenement interests are or will be wholly or partially beneficially owned by Prime.

Investigations relating to present or future native title claims have not been undertaken. Potential consequences of exploration and mining on rare and endangered flora and fauna have not been assessed. These matters are outside our expertise and opinion on possible consequences should be sought elsewhere.

Mackay & Schnellmann Pty Limited has given consent in writing to the inclusion of this Independent Geologist's Report in the Prospectus to be issued by Prime in the form and context in which it appears and has not withdrawn consent prior to its issue.

In the following report sub sections, where previous exploration is concerned, full details on the techniques employed are not necessarily given if they are standard for the minerals industry.


118°30'E
118°35'E
Joffre Falls Road
Dales Gorge Road
E47/1729
7510000m N
7500000m N
7490000m N
22°35'S
22°40'S
Karijini Drive
Mount Bruce Road
Juna Downs Yampire Gorge Road
Western Australia
Perth
LEGEND
Qa Quaternary Alluvium
Czc Cainozoic Colluvium
Czp Cainozoic Robe Pisolite
PHw Proterozoic Woongarra Rhyolite
PHj Proterozoic Weeli Wolli Formation
PHb Proterozoic Brockman Iron Formation
AHs Archaean Mount Mc Rae Shale and Mount Sylvia Formation
AHd Wittenoom Formation
Tenement Boundary
0
5km
650000m E
660000m E
PRIME MINERALS LIMITED
Dales Gorge Property
Location and Geology

This illustration has been prepared for Mackay & Schnellmann Pty Ltd for inclusion in this prospectus. September 2006.

DALES GORGE

LOCATION AND ACCESS

The Dales Gorge property is located in the Pilbara Region of Western Australia around 152 kilometres northwest of the town of Newman. The Great Northern Highway that runs first westward from Newman and then turns to the north is located some 12 kilometres to the east of the property. At around 162 road kilometres from Newman, there is a turn off on to Karijini Drive that goes west across the property to meet the Juna Downs to Yampire Gorge Road that runs north-south to the west of the property. Karijini Drive continues west as the Mount Bruce Road to the towns of Tom Price and Paraburdoo. Elsewhere away from the roads, parts of the property can be accessed across country by four wheel drive vehicle. Initial work in the area would probably need to be helicopter supported. Much of the Dales Gorge property is covered by the Karijini National Park.

TENEMENT

A single Exploration Licence Application 47/1729 constitutes the Dales Gorge property that has an area excluding an excised tenement of some 210 square kilometres.

GEOLOGY

Regional Geology

Bedrock on the Dales Gorge property is a sequence of Archaean to Proterozoic rocks that strike generally east-west. Overlying the bedrock are various sediments of Cainozoic age including alluvials and the Robe Pisolite that is of potential economic significance.

Local Geology

The oldest parts of the basement sequence occur in the central part of the property being flanked to both north and south by younger lithologies.

From oldest to youngest, the bedrock sequence is the Wittenoom Formation overlain by the Mount Sylvia Formation, the Mount McRae Shale, the Brockman Iron Formation and in the extreme southwest of the property the Weeli Wolli Formation.

The Archaean Wittenoom Formation has a basal dolomite and dolomitic shale unit overlain by dolomite and then by graphitic shale and subordinate sediments and iron formation. Shale, dolomitic shale and banded iron formation units constitute the Mount Sylvia Formation and the Mount McRae Shale.

The Proterozoic Brockman Iron Formation is the main iron bearing unit in the sequence and is composed of alternating banded iron formation and shale bands overlain by interlayered chert and shale, banded iron formation with minor shale and a topmost unit of alternating chert and thin shale.

The youngest bedrock unit present is the Weeli Wolli Formation consisting of iron formation with shale and chert intruded by dolerite sills.

Lateritic deposits that can be ferruginous formed on the late Mesozoic to Tertiary erosional Hamersley Surface. Erosion of the Hamersley Surface led to the formation of various sediments of which the most important from an economic point of view for iron ore is the Robe Pisolite.

Structure

The Dales Gorge property covers a series of east-west orientated synclines and anticlines located on the southern flank of the regional Yandicoogina Syncline that plunges to the east.

Mineralisation

Iron mineralisation of potential economic importance is known to be present at one location on the property.

Adjacent to and overlapping the eastern boundary of the property and paralleling the present day drainage is an area of Robe Pisolite. Channel iron deposit material is usually composed of oolites and pisolites mainly of goethite although with turgite cores in places. The oolites and pisolites are often cemented by goethite and limonite. Sporadic fossil wood fragments are common and may predominate towards the base of the sequence. Subordinate coarser grained canga material is generally present around the margins of the deposit and shale bands also occur. The bedrock adjacent to the channel iron deposit system can be iron enriched or even mineralised although this generally does not penetrate far in to the bedrock.

Channel iron deposits are considered to have originated in the early Tertiary on sluggish flowing drainages at a time when the climate was humid i.e. in a swamp environment or similar. The drainage lines filled up with iron bearing detritals derived from the bedrock sequence along with wood fragments and other plant matter. Decomposition of the organic matter resulted in a reducing environment. Under such conditions, iron is chemically mobile: the channel iron deposit with its oolite, pisolite, canga and ferruginous cement materials was the result.

No specific information is available on the grade of the channel iron deposit on the Dales Gorge property. Typically, channel iron deposit has a composition in the range 55% to 60% Fe, a few per cent SiO2 and Al_2O_3 with a ratio of 2:1, low to moderate phosphorus and a Loss on Ignition of around 10%. The iron grades tend to be highest on the main parts of the palaeo drainage and to decrease towards the peripheries of a deposit. Iron grades also decrease with increasing particle size i.e. the canga of a deposit generally has a marginally lower iron grade than the oolitic and pisolitic channel iron deposit.

Channel iron deposits that formed in the early Tertiary have generally been partially eroded and are often present on inverted topography palaeo drainages that parallel the present day drainages. They are also known to occur completely buried by later superficial deposits such as alluvium having been in one instance found at a depth of 50 metres below the present ground surface.

PREVIOUS EXPLORATION

No exploration is known to have been completed on the Dales Gorge property area. An iron deposit is erroneously shown on the published 1:250 000 scale geology map as being located in the north central portion of the tenement: the correct position is around 10 kilometres east of the Dales Gorge property.

PROSPECTIVITY

Although no analytical data are available for the channel iron deposit in the eastern part of the tenement, some tentative inferences can be drawn on the prospectivity.

Within the Dales Gorge property, the surface area of the channel iron deposit shown on the published geological maps is around 1.32 million square metres. Channel iron deposits generally have an in situ bulk relative density of around 3.0 which thus gives a potential tonnage of some 4 million tonnes per metre depth. Until the deposit is systematically explored on the ground, no indications will be available as to its vertical extent.

From exploration work undertaken in other areas, it has been observed that where published geological maps show the Robe Pisolite unit as being present then this is generally reliable although the extent may be in error in detail. However, due to the way in which such maps are prepared, all of the channel iron deposits present are not necessarily detected during the mapping procedure: the surface expression of a channel iron deposit may be very limited. There is also the possibility of channel iron deposit being completely buried beneath more recent detrital deposits.

In essence therefore the known Robe Pisolite occurrence well warrants further investigation and more generally all of the drainage lines and adjacent areas on the Dales Gorge property should be examined for the presence of otherwise unrecorded channel iron deposits.

PROPOSED EXPLORATION

The tenement is not expected to be granted until Year 2. Exploration activities in the first year will therefore comprise the interpretation of satellite and aerial photography data to generate channel iron deposit targets: the budget is $20 000. During the second year, ground truthing of the remote sensing interpretation will be undertaken along with targeting for later drilling with the budgeted cost being $70 000. Total exploration budget over the two years will be $90 000.


117°40'E
117°50'E
22°30'S
22°40'S
22°50'S
Tom Price
Mount Turner Syncline
Tom Price Mine
Southern Plain Deposits
LEGEND
Operating Iron Ore Mine
Closed Iron Ore Mine
Channel Iron Deposit
Tenement Boundary
Fault
Water Pipelines
Power lines
Railway
Road
Tracks
0
10km
550000 mE
560000 mE
PRIME MINERALS LIMITED
Tom Price Property
Location and Geology

TOM PRICE

LOCATION AND ACCESS

The two portions of the Tom Price property are located in the Pilbara Region of Western Australia around 12 kilometres to the immediate northeast and some 20 kilometres to the southsouthwest respectively of the town of Tom Price.

For the northern portion of the Tom Price property, there is limited access to certain areas. In the southeast, the Tom Price North Road crosses the margin of the property before turning east towards Marandoo. The central area of the property is crossed by an eastnortheast trending pipeline that has a service track. Paralleling the western boundary of the property is a railway line that eventually goes north to the coast: there are service roads alongside this railway. Access to the service roads is restricted. Elsewhere, there is limited development of tracks that are present in the vicinity of and between the main access routes.

Access to the southern portion of the Tom Price property is more difficult. The area is located some five kilometres to the west of the Paraburdoo to Tom Price road and the paralleling railway with its service roads. Minor tracks in a poor state of preservation head west from the main road and cross the southern portion of the Tom Price property in its central and extreme northern areas. Along the southeastern border of the property there is a power transmission line.

Initial exploration of the Tom Price property will probably need to be helicopter supported.

TENEMENTS

Three Exploration Licence Applications constitute the Tom Price property. The northern portion of the property comprises Exploration Licence Applications 47/1496 and 1497 that have an aggregate area of 280 square kilometres. The southern portion of the property with an area of 60 square kilometres after excluding a small excised tenement area is composed of Exploration Licence Application 47/1498.

The extreme southwestern portion of the northern part of the Tom Price property is partially overlapped by the Tom Price township.

GEOLOGY

Regional Geology

The Archaean bedrock sequence strikes east-west and is overlain by various Cainozoic sediments including alluvials and the Robe Pisolite that is of potential economic significance. Outcrops of the latter unit are known close to the property area but none are recorded from within it.

Local Geology

Both portions of the property are underlain by the Archaean bedrock sequence although on opposite flanks of the major east-west trending Mount Turner Syncline.

From oldest to youngest, the bedrock sequence is the Bunjinah Formation overlain by the Jeerinah Formation. The Marra Mamba Iron Formation and the Brockman Iron Formation are present to the southwest of the northern portion of the property and to the north and west of the southern portion.

The Bunjinah Formation is a sequence of submarine mafic volcanic rocks with submarine basaltic volcanics along with sediments and felsic volcanic rocks constituting the Jeerinah Formation. Sills are extensively intruded in to the Jeerinah Formation.

The Marra Mamba Iron Formation is composed of three members. The lowest is the Nammuldi Member of chert and iron formation, overlain in turn by the MacLeod Member of shale, chert and banded iron formation and the Mount Newman Member of banded iron formation with thin shales. The Mount Newman Member can be mineralised and can be a source of commercial iron ore.

Lateritic deposits formed on the late Mesozoic to Tertiary erosional Hamersley Surface. These deposits can be ferruginous. Erosion of the Hamersley surface led to the formation of various sediments of which the most important from an economic point of view for iron ore is the Robe Pisolite.

Structure

The two portions of the Tom Price property are located on the northern and southern flanks respectively of the Mount Turner Syncline. Local strike of the bedrock sequence in the northern portion of the property is northwest-southeast but in the southern portion the local strike is northerly due to doming.

Mineralisation

Near the northern end of the southern portion of the property there is recorded the existence of an iron deposit called the Southern Plain Detritals. The iron mineralisation is hosted by an alluvial fan on the southern flank of a Marra Mamba Iron Formation and Brockman Iron Formation ridge. Iron grades decrease to the south as the proportion of banded iron formation fragments increases. The deposit appears to have been mined at some time after the early 1980s.

South of the Southern Plain Detritals deposit and adjacent to the southeastern boundary of the southern portion of the property and paralleling the present day drainage is an area of Robe Pisolite. The geology of the Robe Pisolite unit and channel iron deposits is reviewed under the Dales Gorge section of this report.

No occurrences of channel iron deposit are known on the Tom Price property. However, the occurrence of the Robe Pisolite unit in areas immediately adjacent to the present property demonstrates the prospectivity of the general area for channel iron deposits and justifies future efforts to identify concealed deposits of this type.

PREVIOUS EXPLORATION

No records are available of exploration completed within the Tom Price property. There have been activities in adjacent areas that demonstrate the existence of detrital iron deposits in the vicinity and these are briefly summarised in the following report subsections.

Exploration from 1978 to 1982

Exploration was undertaken on an iron deposit known as the Southern Plain Detritals that is located immediately northeast of the southern portion of the property.

Exploration activities over the period included surveying, gridding, the drilling of around 246 percussion and RC holes for some 5408 metres of advance, the digging of eight costeans, the sinking of two shafts, mineral processing testwork and non JORC Code compliant resource estimation.

Geologically, the deposit is a poorly sorted and poorly consolidated alluvial fan developed to the south of the Tom Price mine. The direction of sediment flow was from north to south with the iron grade decreasing from around 50% to 60% in the north to around 40% in the south. The materials are hematite and goethite clasts with subordinate pisolites and with an increasing proportion of banded iron formation fragments towards the south.

It appears that the Southern Plain Detritals deposit was at some time exploited although no records are known on production and no mining is currently underway.

Exploration from 1985 to 2002

During the period extensive exploration was undertaken over an area located mainly to the west of the southern portion of the Tom Price property. Activities were varied and involved geophysics, geological mapping and drilling among other exploration work.

In 1995 as part of this programme, a photogeological interpretation was undertaken that indicated the existence of canga deposits immediately northwest of the southern portion of the Tom Price property. The canga is located on the southern flanks of a ridge of Brockman Iron Formation and Marra Mamba Iron Formation bedrock. No exploration appears to have been carried out on these canga deposits.

PROSPECTIVITY

The iron potential of the Tom Price property is considered to be for channel iron deposits although such mineralisation is at present only known adjacent to the southern portion of the property.

From exploration work undertaken in other areas, it has been observed that where published geological maps show the Robe Pisolite unit as being present then this is generally reliable although the extent may be in error in detail. However, due to the way in which such maps are prepared, all of the channel iron deposits present are not necessarily detected during the mapping procedure: the surface expression of a channel iron deposit may be very limited. There is also the possibility of channel iron deposit being completely buried beneath more recent detrital deposits.

Previous exploration has demonstrated the presence of detrital iron deposits adjacent to the southern portion of the Tom Price property. Although these deposits are of canga and alluvial fan types they do serve to show that the drainages of the area have transported high iron grade detrital materials southwards from the Brockman Iron Formation and Marra Mamba Iron Formation outcrops. There is thus the possibility that some of this iron rich detritus has reached the area of the southern tenement.

In essence therefore all of the drainage lines and adjacent areas on the Tom Price property should be examined for the presence of otherwise unrecorded channel iron deposits both as extensions to the deposit occurring immediately to the east of the southern portion and in other areas that may never have been explored.

PROPOSED EXPLORATION

The tenements are expected to be granted during Year 2. Exploration during the first year will therefore involve the budgeted expenditure of $20 000 on interpretation of satellite and aerial photography data. For the second year, expenditure of $70 000 is budgeted for ground truthing of the remote sensing interpretation and the definition of drilling targets. Total expenditure budget over the two year period will be $90 000.

Martin Reynolds
Director
Mackay & Schnellmann Pty Limited

12 September 2006

BIBLIOGRAPHY

DALES GORGE

Thorne, A.M. and Tyler, I.M., 1997 "Mount Bruce Western Australia Second Edition Sheet SF50-11 International Index" Geological Survey of Western Australia, 1:250 000 Geological Series, Explanatory Notes, 1997.

Thorne, A.M. and Tyler, I.M., 1997 "Roy Hill Western Australia Second Edition Sheet SF50-12 International Index" Geological Survey of Western Australia, 1:250 000 Geological Series, Explanatory Notes, 1997.

TOM PRICE

Anon., 1978? "Annual Report for 1978 on TR 6683H for the W.A. Department of Mines" Hamersley Iron Pty. Limited, undated but probably 1978 or 1979. (Unpublished).

Anon., 1980? "Annual Report for 1980 on TR 6683 H for the W.A. Department of Mines" Hamersley Iron Pty. Limited, undated but probably 1980 or 1981. (Unpublished).

Anon., 1981? "Annual Report for 1980/81 on T.R. 6683 H for the W.A. Department of Mines" Hamersley Iron Pty. Limited, undated but probably 1981 or 1982. (Unpublished).

Anon., 1982 "Temporary Reserve 6683-H Annual Report 21-4-81 to 30-6-82" Hamersley Iron Pty. Ltd. 30 June 1982. (Unpublished).

Anon., 1987 "Exploration Licence 47/32 Annual Report 18-12-85 to 17-12-86" Hamersley Exploration Pty. Ltd., 10 February 1987. (Unpublished).

Anon., 1989 "Mount Turner Iron Ore Exploration Annual Report 18/12/87 to 17/12/88 Exploration Licence E47/32" Hamersley Exploration Pty. Limited., February 1989. (Unpublished).

Anon., 1990 "Mount Turner Iron Ore Exploration Annual Report 18/12/88 to 17/12/89 Exploration Licence E47/32" Hamersley Iron Pty. Limited., 9 February 1990. (Unpublished).

Anon., 1991 "Turner Syncline – Panhandle Exploration Licence E47/32 Annual Report 18/12/89 to 17/12/90 West Pilbara Mineral Field Western Australia" Hamersley Exploration Pty. Limited., January 1991. (Unpublished).

Thorne, A.M. and Tyler, I.M., 1997 "Mount Bruce Western Australia Second Edition Sheet SF50-11 International Index" Geological Survey of Western Australia, 1:250 000 Geological Series, Explanatory Notes, 1997.

Thorne, A.M. and Tyler, I.M., 1997 "Roy Hill Western Australia Second Edition Sheet SF50-12 International Index" Geological Survey of Western Australia, 1:250 000 Geological Series, Explanatory Notes, 1997.

Valente, D., 2002 "Exploration Licence E47/32 Turner Syncline 01 West Pilbara Mineral Field Western Australia Surrender Report" Hamersley Iron Pty. Limited, September 2002. (Unpublished).

GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS

A

alluvium	a sediment deposited by water *adj. alluvial*
anticline	a fold where the rock strata dip outwards away from the axis *adj. anticlinal ant. syncline*
Archaean	a division of geological time from the origin of the Earth to 2500 million years ago

B

banded iron formation	a rock type with alternating bands of iron rich minerals and silica *syn. jaspilite*
basalt	a fine grained volcanic rock composed primarily of plagioclase feldspar and mafic minerals *adj. basaltic*
base	the lowermost part *adj. basal*
basement	a much older harder rock surface underlying more recent deposits
bedrock	any solid rock underlying unconsolidated material

C

Cainozoic	a division of geological time from 65 million years ago to the present
canga	iron rich and iron cemented colluvium
channel iron deposit	an iron rich deposit composed of pisolites, fossil wood and cement that formed in an old river valley
chert	a rock composed of very fine grained silica
clast	a fragment produced by physical weathering *adj. clastic*
costean	a trench

D

detritus	material derived from the mechanical disintegration of a parent rock *adj. detrital*
dolerite	a medium grained intrusive rock mainly composed of feldspar and pyroxene *adj. doleritic*
dolomite	a mineral composed of calcium, magnesium, carbon and oxygen $CaMg(CO_3)_2$ and the rock that is composed predominantly of the mineral dolomite *adj. dolomitic*
drainage	a collective term for the rivers, streams, lakes etc by which an area is drained of rain water

E

erosion	the wearing away of the Earth's crust by physical and chemical means *adj. eroded, eroding, erosional*
Exploration Licence	a type of mineral tenement

F

fan	a fan shaped deposit like a segment of a low angle cone
felsic	pertaining to light coloured silicate minerals that are poor in iron and magnesium and the rocks in which these minerals are abundant
ferruginous	containing iron
flank	that part of a folded rock sequence between adjacent fold axes *syn. limb*
fossil	any remains of life preserved in rocks and by metaphor any object from the geological past that has been preserved

G

geophysics	the study of the Earth by quantitative physical methods *adj. geophysical adv. geophysically*
goethite	a naturally occurring iron oxide FeO(OH) *adj. goethitic*
graphitic	pertaining to, containing, derived from or resembling graphite

H

hematite	a naturally occurring iron oxide Fe_2O_3 *adj. hematitic*

J

JORC Code	Joint Ore Reserves Committee Code, the Australasian Code for the Reporting of Mineral Resources and Ore Reserves

L

laterite	red residual soil or rock developed in humid tropical or sub tropical regions with good drainage; it contains concentrations of insoluble residual elements such as iron and aluminium *adj. lateritic, lateritised*
limonite	an aggregate of hydrated iron oxide minerals of variable composition *adj. limonitic*
lithology	the physical characteristics of a rock *adj. lithological adv. lithologically*

M

mafic	pertaining to dark coloured silicate minerals that are rich in iron and magnesium and the igneous rocks in which these minerals are abundant
Mesozoic	a division of geological time from 225 to 65 million years ago

O

oolite	a small spherical accretionary body in a sedimentary rock *adj. oolitic syn. oolith*

P

palaeo	a prefix relating to a past, ancient or fossil feature
photogeology	the interpretation of geological features using photography usually aerial photography *adj. photogeological*
pisolite	a rounded pea size accretion or a rock formed from such accretions *adj. pisolitic syn. pisolith*
plunge	the dip of a geological structure such as a fold axis *adj. plunging*

R

relative density	the ratio of the density of a substance divided by the density of water *syn. specific gravity*
remote sensing survey	the process of acquiring physical data at a distance

S

sediment	solid material whether mineral or organic that has been moved from its position of origin and redeposited *adj. sedimentary*
shale	a laminated sedimentary rock in which most particles are clay size *adj. shaley*
sill	a tabular intrusive body of igneous rock that is conformable with the layers it intrudes
strike	the direction of a horizontal line in the plane of an inclined sedimentary layer, fault or other planar surface perpendicular to the direction of dip *adj. striking*
syncline	a fold where the rock strata dip inwards towards the axis *adj. synclinal ant. anticline*

T

Tertiary	a division of geological time from 65 to 1.8 million years ago

V

Valmin Code	the Code and Guidelines for Technical Assessment and/or Valuation of Mineral and Petroleum Assets and Mineral and Petroleum Securities for Independent Expert Reports
volcanic	pertaining to a rock originating from the activities of volcanoes

pullinger
readhead
lucas
COMMERCIAL
LAWYERS

26 October 2006

Your Ref:
Our Ref: HM
Matter No: 60608

The Board of Directors
Prime Minerals Limited
34 Parliament Place
WEST PERTH WA 6005

Dear Sirs,

SOLICITOR'S REPORT ("THE REPORT")

1 INTRODUCTION

This Report is prepared for inclusion in a Prospectus to be issued by Prime Minerals Limited ("Company") for the issue of up to 11 million shares at $0.20 each in the Company to raise up to $2.2 million, to be dated on or about 30 October 2006 ("Prospectus").

This Report relates to Western Australian mining tenements and tenement applications ("Tenements"). An overview of the Tenements is contained in Schedule A which is attached to and forms part of this Report.

This Report also contains a summary of the material contracts which affect the Tenements, and other material contracts, in Schedule B ("Material Contracts").

2 SEARCHES

For the purpose of this Report, we have reviewed "Mining Tenement Register Searches" of the Tenements provided by the Western Australian Department of Industry and Resources ("DOIR"). The DOIR searches were conducted on 5 September 2006 and repeated prior to the issue of the Prospectus, on 26 October 2006.

We have obtained "Quick Appraisal" reports from the DOIR summarising information available in the "TENGRAPH" system maintained by the DOIR to determine if any native title claims were registered over the area of the Tenements. These searches were conducted on 9 October 2006.

3 OPINION

As a result of the searches and enquiries, but subject to the assumptions and qualifications set out in this Report, we are satisfied that, as at the date of the relevant searches:

(a) the details of the Tenements included in this Report are accurate as to their status and the Company's interest; and

(b) where an application for a Tenement has been lodged, details included in this Report are accurate.

Level Two
Fortescue House
50 Kings Park Road
West Perth WA 6005
Australia

PO Box 630
West Perth WA 6872

T: (08) 9320 4999
F: (08) 9320 4900
E: info@prllawyers.com.au
www.prllawyers.com.au

PRL Co. Pty Limited
ABN: 43 109 326 463
An incorporated legal practice

4 ASSUMPTIONS AND QUALIFICATIONS

In this Report:

(a) we have assumed the accuracy and completeness of the "Mining Tenement Register Searches", "Registered Reports" and other information obtained from DOIR;

(b) we have assumed the accuracy and completeness of all the documentation and information which has been provided to us by the Company and promoters of the Company;

(c) the continued holding of the Tenements is subject to compliance with the terms and conditions of the relevant legislation and any applicable agreements;

(d) we have assumed the accuracy and completeness of any instructions, documents and information given by the Company or any of its officers, agents or representatives;

(e) with respect to any application for the grant of a tenement, we express no opinion as to whether such an application will be granted;

(f) with respect to tenement applications which are not capable of being legally transferred, we have assumed a constructive trust as the means by which a beneficial interest is created in the application;

(g) where compliance with the requirements necessary to maintain a tenement in good standing is not disclosed on the searches obtained, we express no opinion on such compliance;

(h) where plaints or objections have been lodged against the Tenements we make no comment on the likelihood of success of such plaints or objections;

(i) where a tenement has been granted we have assumed that the future act provisions of the Native Title Act 1993 (Cth) have been complied with;

(j) references in Schedule A to any area of land are taken from details in the searches obtained. It is not possible to verify the accuracy of the land area without conducting a survey; and

(k) where Ministerial consent to any agreement or dealing in relation to a Tenement is being or will be sought, we express no opinion as to whether such consent will be granted or the consequences of being refused.

This Report only relates to the mining, native title and aboriginal heritage laws applicable to the Tenements as at the date of this Report. This Report is limited to the matters expressly contained within it.

5 GENERAL OVERVIEW OF TENEMENTS

The Company will acquire the tenements in Schedule A as a result of completing the various material contracts which the Company has entered into to date, summarised in Schedule B, completion of all of which is conditional on the Company's listing on ASX. In certain cases other conditions apply, such as ministerial consent where a direct interest in the tenements is to be acquired by the Company as a result of farming in to the Star of Mangaroon Joint Venture Project.

There are two granted tenements; one exploration licence on the Lake Mason Uranium Prospect project which the Company will acquire corporate control of by virtue of a share sale agreement, and the other is a prospecting licence in the Star of Mangarooon gold project which the Company will acquire the right to earn up to an 80% joint venture interest in by sole funding $500,000 over 5 years.

6 LEGISLATION

The Tenements in Western Australia comprise a granted exploration licence, and prospecting licence, and applications for exploration licences, prospecting licences and mining leases under the Mining Act 1978 (WA) ("Mining Act").

Amendments to the Mining Act were passed by Parliament on 26 October 2004 and came into effect from 10 February 2006. Tenements applied for prior to 10 February 2006 are subject to different terms and conditions.

6.1 Prospecting Licence

A prospecting licence remains in force for four years from the date of grant. Prospecting licences applied for after 10 February 2006 have the ability to be extended for a further period of four years, and if subject to a successful application for retention status, may have an ability to be extended for a further term.

A prospecting licence may be converted into a mining lease and a holder has priority in applications for a mining lease over any area covered by the prospecting licence. A prospecting licence for which such an application has been lodged remains in force until the application is determined.

6.2 Exploration Licence

An exploration licence applied prior to 10 February 2006 remains in force for a period of five years and may be extended by a further period or periods of one or two years on application.

An exploration licence applied for after 10 February 2006 has a term of five years, with an ability to extend for a further period of five years, followed by 2 year periods.

An exploration licence cannot be assigned or any legal or equitable interest dealt with during the first year of its term without the prior written consent of the Minister for State Development ("Minister").

For exploration licences applied for prior to 10 February 2006, half of the exploration licence must be relinquished or converted to a mining lease at the end of the third year of the licence, and half of the remaining licence must again be relinquished or converted to a mining lease at the end of the fourth year.

For exploration licences applied for after 10 February 2006 compulsory surrender of 40% of the licence must be made at the end of the fifth year of the licence.

The holder of an exploration licence may apply for a mining lease in relation to the same land (or part thereof). If the exploration licence expires prior to determination of the Mining Lease application, the rights and obligations of the licence apply as if it is current until the determination of the Mining Lease application.

6.3 Mining Lease

Holders of both prospecting and exploration licences can apply to convert their licences to a mining lease over the land the subject of the prospecting or exploration licence.

Mining Leases remain in force for a period of 21 years and may be renewed for successive periods of 21 years.

Mining Leases applied for after 10 February 2006 may only be applied for when accompanied by:

(a) a notice of intent to commence mining operations; or,

(b) a "mineralisation report" prepared by a qualified person and a statement setting out information about when mining operations are likely to be carried out.

A mining lease cannot be assigned or sublet without the prior written consent of the Minister.

6.4 Applications for Exploration Licences and Mining Leases

Applications for exploration licences and mining leases are not capable of being transferred. Where an exploration licence underlying an application for a mining lease is transferred, the transferee will be entitled to become the first registered holder of the mining lease when it is finally granted. It is possible for a beneficial interest in relation to an application to be held on trust. This is contemplated in the material contracts in Schedule B.

6.5 Tenement Conditions

Tenements are granted subject to various conditions prescribed by the Mining Act. The conditions regulate the payment of rent and expenditure and also reporting requirements. Additional conditions may also be imposed, such as those to address environmental issues.

7 LAND ACCESS

Access to much of the land in Australia for the purpose of conducting commercial activities, such as mining, is governed by certain Commonwealth and State legislation which outlines procedures that must be followed to gain access to land and also steps that must be taken to ensure that Aboriginal sites are protected from any damage.

The applicable legislation is summarised below.

7.1 Native Title Legislation

On 3 June 1992, the High Court of Australia held in *Mabo v. Queensland (no. 2)* that the common law of Australia recognises a form of native title. Generally, native title rights to land will be recognised where:

(a) the claimants can establish that they have maintained a continuous connection with the land in accordance with their traditional laws and customs; and

(b) the native title rights have not been lawfully extinguished.

The High Court held that native title rights can be lawfully extinguished by voluntary surrender to the Crown, death of the last survivor of a community entitled to native title, abandonment of the land in question or certain government legislation and actions.

In order for extinguishment to be lawful it must comply with obligations imposed by the Racial Discrimination Act 1975 (Cth).

The Commonwealth Parliament responded to the Mabo decision by passing the Native Title Act 1993 (Cth) ("NTA") which came into operation on 1 January 1994. The NTA was extensively amended in 1998, these amendments included:

(a) the ability of a State Parliament to validate any titles which may have been invalidly granted over pastoral leases and certain other leasehold interests during the period 1 January 1994 to 23 December 1996;

(b) a revised threshold test for the acceptance of native title claims;

(c) confirmation of extinguishment of native title by the grant of "exclusive possession" leasehold interests;

(d) provisions intended to deal with overlapping claims; and,

(e) provisions for a negotiation process between government, native title and non-native title parties in relation to certain future uses of native title land known as the 'right to negotiate' provisions (see further comments below).

7.2 Native Title Claim Process

Persons claiming to hold native title may lodge an application for determination of native title with the Federal Court. The Court will then refer the application to the Native Title Registrar of the National Native Title Tribunal ("NNTT") for the registration test. If the Native Title Registrar is satisfied that the lodged claim meets the registration requirements set out in the NTA, it will be entered on the Register of Native Title Claims ("Register") maintained by the NNTT. Registered Claimants are given certain procedural rights in relation to "Future Acts" under the NTA including the "right to negotiate" procedures.

7.3 Future Act Procedures

A Future Act is a proposed activity or development on land and/or waters that may affect native title, including the grant of mining or exploration tenements. Claimants' gain the right to negotiate in relation to the grant of those interests if their native title registered at the time the government issues a notice (known as a section 29 notice), stating it intends to do the act (i.e. grant the tenement) or is registered within four months of that time.

Claims which do not meet the registration requirements are recorded on the Schedule of Applications Received. Such claims may be entered on the Register at a later date if additional information is provided by the claimant that satisfies the Registration Test.

(a) Right to Negotiate Procedure

Under the right to negotiate procedures parties are required to negotiate in relation to the grant of the proposed future act, eg the grant of a mining tenement. Negotiations are initiated to obtain the agreement of the relevant native title parties to the carrying out of the proposed Future Act on the native title land. The right to negotiate procedure consists of a statutory six month period of negotiation between the relevant government party, the native title party and the grantee, during which time the parties must negotiate in good faith.

Generally, the grantee party and the registered native title claim group come to an agreement in relation to the grant of the tenement. Where the tenement is an exploration or prospecting tenement the grantee party and the native title party generally reach an agreement in relation to heritage clearance and protection (see further below in relation to the expedited procedure). Agreements in relation to mining leases are generally more extensive and often, in addition to heritage protection, make provision for employment and training, environmental rehabilitation, cultural awareness issues and compensation.

If parties cannot reach agreement as to the terms of grant, a negotiation party may apply to the NNTT (as the arbitral body) to make a determination as to whether the grant may proceed (and if so, on what conditions). Subject to Federal Ministerial intervention the agreement of the parties, or the decision of the NNTT, will determine whether the mining interest is granted.

As previously indicated, the right to negotiate procedures only apply to native title claimants whose claims have been accepted for registration at the relevant time.

In addition, the right to negotiate procedures do not have to be followed in cases where an Indigenous Land Use Agreement ("ILUA") is negotiated with the relevant Aboriginal people and registered with the NNTT. In such cases, the procedures prescribed by the ILUA must be followed to obtain the valid grant of the tenement.

(b) Expedited Procedure

Some Future Acts might have minimal impact on the native title rights and interests and many qualify for "fast tracking". This process is known as "expedited procedure" and applies to the grant of exploration and prospecting licences and mining leases in Western Australia.

If the proposed grant is advertised under the expedited procedure, native title parties can lodge an objection. An objection by a native title party is not an objection to the tenement being granted, but is an objection to the application being fast-tracked. If there is no objection lodged, the tenement can be granted without delay.

If an objection is lodged to the grant of the tenement under the expedited procedure, the parties may either negotiate and reach agreement that the expedited procedure does apply, or apply to the NNTT for a determination.

The grant of tenements by agreement usually follows the entry into an agreement between the applicant for the tenement and the claimants or objectors, which relates to the protection of both Aboriginal heritage and Aboriginal sites during exploration.

State Government policy in Western Australia requires applicants for exploration licences and prospecting licences sign a Standard Heritage Agreement or prove they have an existing Alternative Heritage Agreement before the applications will be submitted to the expedited procedure. In the absence of such an agreement the applications will be processed under the NTA right to negotiate regime.

If the parties do not reach an agreement that the expedited procedure applies, this issue is determined by the NNTT. If the NNTT determines that the expedited procedure does not apply, the process for the grant of the tenement must comply with the right to negotiate provisions in the NTA mentioned above.

7.4 Native Title Status of the Tenements

Two of the Tenements (E57/618 and P09/405) have been granted. We presume that the future act provisions of the NTA have been complied with prior to the grant of those tenements. We note that we have not been provided with any native title agreements in relation to those tenements. As discussed previously where a tenement is an exploration or prospecting licence the tenement applicant (the grantee party) and the registered native title claimants (the native title party) generally reach an agreement in relation to heritage clearance and protection prior to the grant of the tenement. The terms of these heritage agreements generally provide for the conduct of heritage survey's over the tenement area to identify any Aboriginal sites and provide for the payment of members of the native title claim group and an anthropologist and /or archaeologist.

Where the tenements have yet to be granted the tenement applicant will need to comply with the right to negotiate provisions of the NTA or any alternative procedures provided for in a registered ILUA. We note that a number of the applications are over areas covered by the Eastern Guruma ILUA. We have not been provided with a copy of the Eastern Guruma ILUA and we have been informed by the Company that it relates to an agreement between the Eastern Guruma People and Hamersley Iron. In these circumstances the tenement applicants will need to follow the right to negotiate provision of the NTA outlined above.

It is our understanding that an agreement has been signed between the Eastern Guruma People and Megaworld Pty Ltd in relation to E47/1496. The agreement is a Regional Standard Heritage Agreement (RSHA) which provides for the conduct of heritage surveys prior to the conduct of exploration activity (apart from low impact exploration activity). We note that we have not been provided with an executed copy of the RSHA.

We have not been given any further information in relation to the progress of the negotiations in relation to the other tenement applications. In these circumstances we assume that the tenement holder is in the process of negotiating with the relevant registered native title claimants in relation to the grant of those tenements.

We note that some of the Tenements relate to land which is currently the subject of one or more registered native title claims. Those claims are identified in Schedule A. Where the land the subject of a tenement application is the subject of more than one registered native title claim, State Government policy is that tenement applicant will need to reach agreement with one of the registered native title claim groups prior to the tenement being granted.

We also note that while a number of the native title claims are not presently registered, those claims may become registered in the future, or it is possible that additional claims may be made in the future. This may be relevant should the Company seek to convert from an exploration or prospecting licence to a mining lease at some time in the future.

Where future applications or applications for conversion are made and native title claims are lodged and registered, it will be necessary to go through the right to negotiate process with any native title holders or claimants whose claims are accepted for registration at the relevant time, unless the Company enters into agreement with the claimants relating to conversion.

We have not undertaken the considerable historical, anthropological and ethnographic work that would be required to determine the likelihood that existing native title claims may be successful, or the possibility of any further native title claims being made in the future. In addition, we have not undertaken any investigations that would determine the content of any individual rights claimed in or under any native title claim over the Tenements.

7.5 Protection of Aboriginal Sites

Tenements in Western Australia are granted subject to an endorsement reminding the tenement holder of its obligation to comply with the requirements of the Aboriginal Heritage Act 1972 (WA) ("Heritage Act").

The Heritage Act protects sites and areas of significance to Aboriginal people. The Minister's consent is required where any use of land is likely to result in the excavation of or damage to an Aboriginal site or any object on or under that site.

There is no requirement or need for a site to be registered in any public manner or be in any way acknowledged as an Aboriginal site for it to qualify as an Aboriginal site for the purposes of the Heritage Act. A register of sites is maintained by the Aboriginal Affairs Department of Western Australia.

We have not conducted a search of that register for the purposes of this Report. The Heritage Act applies to all Aboriginal sites and objects, whether or not they are registered under the Heritage Act.

In respect of any Aboriginal sites that are ultimately identified on any of the Tenements, the Company will need to ensure that any interference with such sites is in strict conformity with the provisions of the Heritage Act.

The Commonwealth Aboriginal and Torres Strait Islander Heritage Protection Act 1984 also affords some protection to Aboriginal sites.

This Act applies to all of the Tenements and is aimed at the preservation and protection from desecration of significant Aboriginal areas and significant Aboriginal objects. An area or object is found to be desecrated if it is used or treated in a manner inconsistent with Aboriginal tradition.

We have not conducted any searches in this regard.

7.6 Aboriginal Reserve Land

The Mining Act provides that mining may not be carried out on reserve land without the written consent of the Minister for State Development. Before granting the consent the Minister for State Development must consult the Minister for Indigenous Affairs and obtain his/her recommendation as to whether mining or exploration should be allowed and whether an access permit may be issued to enter the reserve. The requirement for an entry permit is in addition to the approvals necessary under the Mining Act. In order to grant an entry permit, the Minister for Indigenous Affairs will consult the Aboriginal Lands Trust who in turn consult the Aboriginal communities that are either living on the land or responsible for the land affected.

7.7 Conservation and Land Management Legislation

State Government policy provides that mining should not occur on national parks, nature reserves or conservation parks and, where possible a tenement applicant is encouraged to excise the conservation area from the area of the application.

If a conservation area is not excised the DOIR will refer the application to the Department of Environment and Conservation for comment and/ or consent. Under the Mining Act, mineral exploration on national parks, class "A" nature reserves and certain conservation parks requires the concurrence of the Minister for the Environment prior to grant. We note that the application for E47/1729 is made over an area which includes national park land. In relation to nature reserves other than class "A" reserves and certain conservation parks the Minister for the Environment is required to give his recommendation in relation to the grant.

Where the Minister for the Environment concurs with the grant or provides recommendations in relation to the grant, additional conditions and endorsements are generally placed on the tenement. These conditions are designed to minimise the impacts on the environment and to draw the tenement holders attention to the requirements under other environmental protection legislation.

8 MATERIAL CONTRACTS SUMMARY

We have examined the Material Contracts relevant to the Tenements, and other material contracts not directly related to the Tenements, a summary of which is contained in Schedule B to this Report.

We have assumed:

(a) that the Material Contracts have been duly executed and have been, or are, in the course of being stamped and lodged in compliance with the relevant legislation;

(b) the authenticity of all seals and signatures;

(c) all of the Material Contracts are within the capacity and powers of, and have been validly authorised, executed and delivered by and are binding on each of the parties to them;

(d) the Material Contracts comprise the entire agreement of the parties with respect to the subject matter of the Material Contract; and

(e) each party to the Material Contracts had, and has full corporate power and authority to observe and perform all of its obligations under the Material Contracts.

9 CONSENTS

This Report is provided solely for the benefit of the Company and the directors of the Company in connection with the issue of the Prospectus and is not to be relied on or disclosed to any other person or used for any other purpose or quoted or referred to in any public document without our prior written consent.

Pullinger Readhead Lucas consents to being named in this Prospectus as the authors of this Report.

Pullinger Readhead Lucas have given, and have not before the lodgement of this Prospectus, withdrawn their consent to the inclusion of this Report in the Prospectus.

10 DISCLOSURE OF INTEREST

Pullinger Readhead Lucas will be paid normal and usual professional fees for the preparation of this Report and related matters, as set out elsewhere in the Prospectus.

Craig Readhead

Yours faithfully

PULLINGER READHEAD LUCAS

SCHEDULE A – TENEMENTS

Project, Tenement Number and Type	Registered Holder/Applicant	Grant Date	Expiry Date	Status	Annual Minimum Expenditure Commitment	Tenement Notes	Native Title Notes
Lake Mason Uranium Prospect							
E57/591	Fineloop	03/10/2005	02/10/2010	Granted	$63,000	4	6, 7, 8, 9 and 10
E57/618	Fineloop	N/A	N/A	Pending	N/A		6, 7, 8 and 10
Star of Mangaroon Joint Venture Project							
M09/110	Gascoyne	N/A	N/A	Pending	N/A	5	1
P09/405	Gascoyne	24/11/00	23/11/04	Granted	$2,000	6	1
P09/452	Gascoyne	N/A	N/A	Pending	N/A		1
E09/1081	Gascoyne	N/A	N/A	Pending	N/A		1
Dales Gorge and Tom Price Iron Ore Prospect							
E47/1496	Megaworld	N/A	N/A	Pending	N/A		2, 3 and 13
E47/1497	Megaworld	N/A	N/A	Pending	N/A	1	2, 3
E47/1498	Megaworld	N/A	N/A	Pending	N/A		2, 3 and 4
E47/1729	Wildfire	N/A	N/A	Pending	N/A	2 and 3	4 and 5
Barrambie gold/vanadium/titanium/iron project							
E57/658	Mitis	N/A	N/A	Pending	N/A		6, 11 and 12
E57/659	Mitis	N/A	N/A	Pending	N/A		6, 9, 10, 11 and 12

Key to Tenements Schedule

Fineloop – Fineloop Holdings Pty Ltd
Gascoyne – Gascoyne Mines Pty Ltd
Megaworld – Megaworld Pty Ltd
Mitis – Mitis Resources Pty Ltd
Wildfire – Wildfire Property Investment Pty Ltd
References to numbers in the "Encumbrances", "Tenement Notes" and "Native Title Notes" column refers to the notes set out below.

Tenement Notes

1. 100% of the land the subject of the application for E47/1497 is a registered conservation reserve under the Department of the Environment and Heritage (NER/10129, National Estate – Registered Site).
2. 50.5% of the land the subject of the application for E47/1729 is a registered conservation reserve under the Department of the Environment and Heritage (NER/10129, National Estate – Registered Site).
3. 79.5% of the land the subject of the application for E47/1729 is located in a national park to which section 6(3) of the Conservation and Land Management Act 1984 applies (CR 30082, National Park).
4. In relation to Kaluwiri Pastoral Lease 3114/1232 and Lake Mason Pastoral Lease 3114/551, prior to any ground disturbing activity, the licensee is to prepare a detailed report program for each phase of proposed exploration for approval of the Director, Environment and DoIR.
5. Conversion 246368 lodged at DoIR on 22 August 2006, pursuant to section 120AA.
6. Conversion 204623 lodged at DoIR on 25 October 2004, pursuant to section 49.

Native Title Notes

1. Thudgari native title claim WC97/095
2. Eastern Guruma native title claim WC97/089
3. Eastern Guruma restricted Indigenous Land Use Agreement WC97/089
4. Innawonga & Bunjima People native title claim WC96/061
5. Martu Idja Banyjima native title claim WC98/062
6. Sir Samuel 2 native title claim WC95/082 (presently deregistered)
7. Sir Samuel native title claim WC95/058 (presently deregistered)
8. Koara No 4 native title claim WC95/021 (presently deregistered)
9. Koara No 2 native title claim WC95/012 (presently deregistered)
10. Koara native title claim WC95/001 (presently deregistered)
11. Wutha native title claim WC99/010
12. Yugunga Nya native title claim WC99/046
13. Regional Standard Heritage Agreement between Megaworld Pty Ltd and the Yamatji Marlpa Barna Baba Maaja Aboriginal Corporation as agent for the Eastern Guruma Claim Group.

SCHEDULE B

SUMMARY OF MATERIAL CONTRACTS

1 OVERVIEW

Subject to listing on ASX, the Company will acquire corporate control of the registered tenement holders of various projects in Western Australia, under the following material agreements:-

(a) Share Sale Agreement dated 5 October 2006 with Kingsmark Pty Ltd (controlled by Landlife Corporation Pty Ltd, a promoter of the Company) for the issued shares in Fineloop Holdings Pty Ltd (the registered holder/applicant of the Lake Mason Uranium Prospect tenements);

(b) Share Sale Agreements dated 5 October 2006 with Marc Noel Clifton for the issued shares in Mitis Resources Pty Ltd and Megaworld Pty Ltd (the registered applicants for the Barrambie gold/vanadium/titanium/iron project and the Tom Price Iron Ore Prospect respectively); and

(c) Share Sale Agreement dated 5 October 2006 with Brendan Michael Lewis for the issued shares in Wildfire Property Investment Pty Ltd (the registered holder of the Dales Gorge Iron Ore Prospect).

In addition and subject to listing on ASX, the Company will acquire the right to sole fund exploration expenditure to earn up to an 80% joint venture interest in the Star of Mangaroon Joint Venture Project with Gascoyne Mines Pty Ltd and under the Deed of Assignment, Assumption and Variation of the Star of Mangaroon Joint Venture Agreement dated 26 October 2006.

2 SUMMARY OF MATERIAL CONTRACTS AFFECTING TENEMENTS

(a) Acquisition of shares in Fineloop Holdings Pty Ltd
The Company has entered into a share sale agreement to purchase all the shares in Fineloop Holdings Pty Ltd ("Fineloop"). The sole shareholder in Fineloop is Kingsmark Pty Ltd ("Kingsmark") and Kingsmark has agreed to sell its share in Fineloop to the Company for the purchase price of $80,000. Fineloop is the registered owner of E57/591 and the applicant for E57/618. Completion of the share sale agreement is conditional on (amongst other things) ASX in-principle approval for listing on ASX, and the forgiveness of a loan of $65,882 made by Landlife Corporation Pty Ltd ("Landlife") to Fineloop to finance acquisition of the tenements. Entities associated with Landlife control Kingsmark.

(b) Acquisition of shares in Megaworld Pty Ltd
The Company has entered into a share sale agreement to purchase all the shares in Megaworld Pty Ltd ("Megaworld"). The sole shareholder in Megaworld, Marc Noel Clifton ("Clifton") as trustee for Landlife, has agreed to sell his share in Megaworld to the Company for the purchase price of $50,000. Megaworld is the applicant for E47/1496, E47/1497 and E47/1498. Completion is conditional on (amongst other things) ASX in-principle approval for listing on ASX, and the forgiveness of a loan of $17,332 by Landlife to Megaworld to finance acquisition of the tenements.

(c) Acquisition of shares in Mitis Resources Pty Ltd
The Company has entered into a share sale agreement to purchase all the shares in Mitis Resources Pty Ltd ("Mitis"). The sole registered shareholder in Mitis, Clifton, has agreed to sell his shares in Mitis to the Company in consideration for the Company issuing to Clifton or as directed 14 million fully paid ordinary shares in the Company at a deemed issue price of $0.10 each and granting Clifton a 20% free carried interest in the Barrambie project up to completion of a bankable feasibility study and finance approval. Mitis is the applicant for E57/658 and E57/659

Completion is conditional on (amongst other things) ASX in-principle approval for listing on ASX and the forgiveness of a loan of $57,803 by Landlife to Mitis, and the forgiveness of a loan of $15,380 by Colbern Nominees Pty Ltd as Trustee for the Colbern Trust, both loans drawn to finance acquisition and development of the tenements. Clifton and the controllers of Mitis will be required to enter into a restriction agreement in relation to all or some of the Shares for such period of time as required by ASX.

(d) Acquisition of shares in Wildfire Property Investment Pty Ltd

The Company has entered into a share sale agreement to purchase all the shares in Wildfire Property Investment Pty Ltd ("Wildfire"). The sole shareholder in Wildfire, Brendan Michael Lewis ("Lewis"), has agreed to sell his shares in Wildfire to the Company for the purchase price of $20,000. Wildfire is the applicant for E47/1729. Completion is conditional on (amongst other things) ASX in-principle approval for listing on ASX and the forgiveness of a loan of $18,695 by Landlife to Wildfire to finance acquisition and development of the tenement.

(e) Farm-in and Joint Venture Agreement

On 9 November 2005, Clifton and Gascoyne Mines Pty Ltd ("Gascoyne") entered into a Farm-in and Joint Venture Agreement ("Agreement") pursuant to which the parties agreed to be associated in an unincorporated joint venture in respect of the joint venture area under which the initial participating interests of the participants, being Clifton would be nil and Gascoyne would be 100%. The joint venture area relates to the area of application E09/1081 and Prospecting Licence 09/405 held by Gascoyne. The Agreement was amended by a deed of variation dated 26 October 2006 which assigned the Agreement to the Company, confirmed that the sole funding period commences upon the Company's listing on ASX, and conferred a 1.5% Net Smelter Return royalty in favour of Clifton.

The purposes of the joint venture are to explore the joint venture area for minerals and if warranted, developing and mining the joint venture area, carry out a feasibility study on such part or parts of the joint venture area that indicate the existence of a resource of minerals and if a viable mineral resource is established by a feasibility study, develop and mine that mineral resource on the relevant part or parts of the joint venture area.

The Company is required to sole fund all exploration costs up to a maximum of $300,000 within 3 years to earn a 51% joint venture interest, and may elect to sole fund a further $200,000 in a further 2 years to earn a total 80% joint venture interest. At the end of the sole funding period and no later than 5 years after commencement (as varied by the Deed of Variation), the Company must elect to either contribute proportionately to joint venture costs or convert its participating interest to a 1.5% net smelter return royalty. The same royalty has been granted by the Company to Clifton by the Deed of Variation mentioned above, with the result that no royalty would be received by the Company if it did convert at this stage.

The Company may elect to cease its sole funding commitment at any time after it has sole funded exploration costs of $100,000, in which case it will retain no joint venture interest unless $300,000 has been sole funded, to earn and retain a 51% joint venture interest.

The Company will be the manager of the joint venture and will be entitled to a fee of 10% of exploration costs.

Usual and appropriate dilution provisions apply so that if a party's interest dilutes to 10% or less it is deemed to have withdrawn from the joint venture and converted its participating interest to a 1.5% net smelter return royalty.

3 SUMMARY OF OTHER MATERIAL CONTRACTS

Director & Officer Protection Deeds

The Company has entered into Director and Officer Protection Deeds ("Deed") with each Director and the Company Secretary ("Officers"). Under the Deed, the Company indemnifies the relevant Officer to the maximum extent permitted by law against legal proceedings, damage, loss, liability, cost, charge, exchange, outgoing or payment suffered, paid or incurred by the officer in connection with the Officer being an officer of the Company, the employment of the Officer with the Company or a breach by the Company of its obligations under the Deed.

Subject to the Company listing on ASX, the Company is required to insure the Officers against liability arising from any claim against the Officers in their capacity as officers of the Company. The Company will pay insurance premiums in respect of the above insurance.

Agreement with Manager to Issue

Pursuant to a letter agreement signed by the Company on 12 October 2006, the Company appointed Maiden Capital Pty Ltd ("Maiden") to act as Manager to the Issue for the Company. Maiden will be offered the opportunity to underwrite and/or manage any subsequent capital issues within 12 months of ASX Listing.

Maiden is entitled to the following fees, conditional on the Company receiving in principle approval from ASX for admission to the official list of ASX:

(a) a raising fee of 5% of all monies raised under the IPO;

(b) a management fee of 1% of all monies raised under the IPO;

(c) a naming fee of $25,000 to be paid upon ASX Listing;

(d) 4 million shares to be issued to Maiden or its nominees at 0.1 cents ($0.001) per share (conditional on shareholder spread of 400 being achieved, excluding restricted securities); and

(e) all out of pocket expenses reasonably incurred in connection with the IPO (including travel, accommodation, postage, couriers and other expenses).

Maiden will pay up to 5% handling fee to AFSL holders who submit applications bearing their stamp.

30 October 2006

The Directors
Prime Minerals Limited
34 Parliament Place
West Perth WA 6005

Dear Sirs

Investigating Accountant's Report

1 INTRODUCTION

The Directors of Prime Minerals Limited ("Prime" or "the Company") have requested PKF Corporate Advisory Services (WA) Pty Ltd ("PKFCA") to prepare an Investigating Accountant's Report ("the Report") for inclusion in a Prospectus to be dated on or around 30 October 2006, relating to the offer of 11,000,000 ordinary fully paid shares at $0.20 each to raise $2,200,000 ("the Offer"). The Offer has not been underwritten.

All the terms used in this Report have the same meaning as the terms used and defined in the Prospectus unless otherwise defined in this Report.

2 BACKGROUND

Prime, formerly Noble Resources Limited, was incorporated on the 27 July 2006 in Perth, Western Australia with the objective of pursuing opportunities in exploration and mining for uranium, gold, vanadium, titanium and iron ore.

Prime will acquire the following companies upon Australian Stock Exchange ("ASX") giving in principle approval for listing on ASX:

- Mitis Resources Pty Ltd;
- Megaworld Pty Ltd;
- Wildfire Property Investment Pty Ltd; and
- Fineloop Holdings Pty Ltd.

3 FINANCIAL INFORMATION

3.1 Historical Balance Sheet

The historical balance sheet comprises the balance sheet and accompanying notes of Prime as at 31 August 2006 ("the Historical Balance Sheet").

Tel: 61 8 9278 2222 | Fax: 61 8 9278 2200 | www.pkf.com.au
PKF Corporate Advisory Services (WA) Pty Ltd | Australian Financial Services Licence 240566 | ABN 68 009 432 152
Level 7, BGC Centre 28 The Prime | Perth | Western Australia 6000 | Australia
PO Box Z5066 | St Georges Terrace | Perth Western Australia 6831

3.2 Pro-Forma Consolidated Balance Sheet

The pro-forma balance sheet includes the pro-forma consolidated balance sheet and accompanying notes as at 31 August 2006, which assumes completion of the Transactions and Assumptions detailed in Section 7 of the Prospectus ("the Pro-Forma Consolidated Balance Sheet").

The Historical and Pro-Forma Consolidated Balance Sheets are collectively referred to as the Financial Information throughout the Report.

4 SCOPE

We have been requested to prepare a Report considering the Financial Information listed above. Our Report only covers the Sections of the Prospectus noted in this Report. The Financial Information has been prepared subject to the Australian equivalents to International Financial Reporting Standards ("AIFRS" or "Accounting Standards"), as currently interpreted.

The Directors of Prime are responsible for the preparation and presentation of the Financial Information. The Financial Information has been prepared for inclusion in the Prospectus. We disclaim any responsibility for any reliance on this Report or the Financial Information to which it relates for any purpose other than for which it was prepared.

4.1 Review of Historical Balance Sheet

We have performed a review of the Historical Balance Sheet as at 31 August 2006 as detailed in Section 7 of the Prospectus.

We have performed our review in order to state whether on the basis of the procedures described, anything has come to our attention that would cause us to believe that the Historical Balance Sheet is not presented fairly in accordance with the recognition and measurement requirements (but not the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

Our review was performed in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our review was limited to enquiries of Prime's Directors and consultants, a review of the Directors' minutes, a review of the material documents, analytical procedures applied to the financial data, the performance of limited verification procedures and comparison for consistency in application of the Accounting Standards.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit on the Financial Information of Prime and accordingly we do not express an audit opinion on the Financial Information.

4.2 Review of Pro-Forma Consolidated Balance Sheet

We have performed a review of the Pro-Forma Consolidated Balance Sheet of Prime as set out in Section 7 of the Prospectus. The purpose of the Pro-Forma Consolidated Balance Sheet is to demonstrate the financial effect of the Pro-Forma Transactions and Assumptions disclosed in Section 7 of the Prospectus, assuming they had taken place on 31 August 2006.

We have performed our review in order to state whether on the basis of the procedures described, anything has come to our attention that would cause us to believe that the Pro-Forma Consolidated Balance Sheet is not presented fairly in accordance with the recognition and measurement requirements (but not the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia, assuming the Transactions and Assumptions set out in Section 7 of the Prospectus had taken place on 31 August 2006.

Our review was performed in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our review was limited to enquiries of Prime's Directors and consultants, a review of the Directors' minutes, a review of the material documents, analytical procedures applied to the financial data, the performance of limited verification procedures and comparison for consistency in application of the Accounting Standards.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit on the Pro-Forma Consolidated Balance Sheet of Prime and accordingly we do not express an audit opinion on the Pro-Forma Consolidated Balance Sheet.

5 OPINION AND STATEMENTS

5.1 Historical Balance Sheet

Based on the scope of our review, which is not an audit, nothing has come to our attention that causes us to believe that the Historical Balance Sheet as set out in Section 7 of the Prospectus does not present fairly the historical balance sheet in accordance with the recognition and measurement requirements (but not the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

5.2 Pro-Forma Consolidated Balance Sheet

Based on the scope of our review, which is not an audit, nothing has come to our attention that causes us to believe that the Pro-Forma Consolidated Balance Sheet as set out in Section 7 of the Prospectus, assuming the Pro-Forma Transactions and Assumptions had taken place on 31 August 2006, does not present fairly the Pro-Forma Consolidated Balance Sheet in accordance with the recognition and measurement requirements (but not the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

6 SUBSEQUENT EVENTS

To the best of our knowledge and belief, and based on the work we have performed in relation to the scope of work set out in Section 4 of this Report, there have been no material transactions or events, other than those included in the Prospectus, which would require a comment on, or adjustment to, the Financial Information referred to in our Report or that would cause the Financial Information included in this Prospectus to be misleading.

7 DECLARATION

PKF Corporate Advisory Services (WA) Pty Ltd is responsible for this Report. The Financial Information presented in Section 7 of the Prospectus has been prepared by the Company, and is the responsibility of the Directors of Prime. This Report is strictly limited to the matters contained herein and is not to be read as extending by implication or otherwise to any other matter.

PKF Corporate Advisory Services (WA) Pty Ltd does not have any interest that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in relation to this matter.

Except for fees relating to this Report, which are based on normal commercial terms, PKF Corporate Advisory Services (WA) Pty Ltd does not have any interest in Prime nor in the outcome of the Offer. PKF Chartered Accountants and Business Advisers (Western Australian Partnership), which is the owner of PKF Corporate Advisory Services (WA) Pty Ltd are the auditors of Prime, for which professional fees will be received based on normal commercial terms.

PKF Corporate Advisory Services (WA) Pty Ltd has not made, and will not make, any recommendation through the issue of the Report to potential investors of Prime as to the merits of the investment.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services licence under the Financial Services Reform Act 2001. PKF Corporate Advisory Services (WA) Pty Ltd holds an appropriate Australian Financial Services Licence.

Consent for the inclusion of this Report in the Prospectus in the form and context in which it appears has been given. At the date of this Report, this consent has not been withdrawn.

Yours faithfully

Neil Smith
Director

7 Financial Information

Overview

This section contains the financial information, provided on both a historical and pro-forma basis, for Prime Minerals Limited.

The historical financial information comprises:

- The balance sheet of Prime Minerals Limited as at 31 August 2006; and
- The notes to the financial information.

The pro-forma financial information comprises:

- The balance sheet of Prime Minerals Limited as at 31 August 2006, prepared on the basis that the pro forma transactions set out in Note 2 have occurred; and
- The notes to the financial information.

Basis of Preparation of Historical Financial Information

Prime Minerals Limited was incorporated on 27 July 2006. The actual financial performance Prime Minerals Limited will report in its 2007 Annual Report will cover the period from 27 July 2006, being the date of incorporation, to 30 June 2007.

The pro-forma balance sheet as at 31 August 2006 presents the consolidated balance sheet as at 31 August 2006, as reviewed by PKF, adjusted for the impact of the Offer and other pro-forma transactions as detailed in Note 2 to the financial statements as at 31 August 2006.

The financial information is presented in an abbreviated form and does not comply with all the presentation and disclosure requirements of Australian Accounting Standards applicable to annual reports prepared in accordance with the Corporations Act 2001.

Financial Information

Set out below is the historical balance sheet of Prime Minerals Limited as at 31 August 2006 and the pro-forma consolidated balance sheet as at 31 August 2006.

	Notes	Reviewed Historical Balance Sheet 31 August 2006 $	Reviewed Pro-Forma Consolidated Balance Sheet 31 August 2006 $
Current Assets			
Cash and cash equivalents	3	177,543	2,003,893
Trade and other receivables	4	4,464	4,464
Total Current Assets		182,007	2,008,357
Non-Current Assets			
Exploration and evaluation expenditure	5	–	172,486
Total Non-Current Assets		–	172,486
Total Assets		182,007	2,180,843
Current Liabilities			
Trade and other payables	6	34,885	34,885
Total Current Liabilities		34,885	34,885
Total Liabilities		34,885	34,885
Net Assets		147,122	2,145,958
Equity			
Issued capital	7	152,475	2,262,906
Option reserve	8	43,619	56,452
Accumulated losses	9	(48,972)	(173,400)
Total Equity		147,122	2,145,958

Notes to the Financial Statements

1. Summary of significant accounting policies

The historical and pro-forma balance sheets have been prepared in accordance with the recognition and measurement requirements (but not the disclosure requirements) of Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards. Compliance with AIFRS ensures that the balance sheet and notes of Prime Minerals Limited comply with International Financial Reporting Standards (IFRS).

(a) Basis of Accounting

The balance sheets have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of the balance sheets in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the balance sheet are disclosed where appropriate.

(b) Principles of Consolidation

The consolidated pro forma balance sheets incorporate the assets and liabilities of the companies to be acquired by Prime Minerals Ltd. Prime Minerals and its subsidiaries together are referred to as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(e)). Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated.

The financial information has also been prepared under Accounting Standard AASB 3 "Business Combinations".

As a Pro-Forma transaction the legal subsidiary, Mitis Resources Pty Ltd, identified as the acquirer pursuant to Accounting Standard AASB 3, was responsible for the reverse acquisition of the Company (the "acquiree" and "legal parent") and as required by the standard, the business combinations has been accounted for by applying the purchase method. The consolidated financial statements reflect the "continuing financial statements" of the legal subsidiary.

(c) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts.

(d) Income Tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the notional income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Notes to the Financial Statements (continued)

1. Summary of significant accounting policies (continued)

(d) Income Tax (continued)

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

(e) Acquisitions of Assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is the published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(f) Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(g) Exploration and Evaluation Expenditure

Exploration evaluation and development expenditure incurred is accumulated in respect of each identifiable area of interest.

These costs are carried forward only if they relate to an area of interest for which rights of tenure are current and in respect of which:

(i) such costs are expected to be recouped through successful development and exploitation or from sale of the area; or

(ii) exploration and evaluation activities in the area have not yet reached a stage that permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations in, or relating to, the area are continuing.

When an area of interest is abandoned or the directors decide that it is not commercial, any accumulated costs in respect of that area are written off in the financial period the decision is made.

Notes to the Financial Statements (continued)

1. Summary of significant accounting policies (continued)

(h) Trade Creditors

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial period and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(i) Equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of the acquisition as part of the purchase consideration.

(j) Share Based Payments

Share-based compensation benefits were provided to the directors and a consultant during the period. An expense was recognised in the income statement and an equity reserve was created in the balance sheets in respect of these options. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted.

(k) Goods and Service Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- Where the GST incurred on the purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of the payables in the balance sheets.

(l) Going Concern Basis of Accounting

The financial information has been prepared on the basis of a going concern. The Company's ability to continue as a going concern is contingent upon raising additional capital to fund exploration commitments, other principal activities and for use as working capital. If additional capital is not raised, the going concern basis may not be appropriate with the result that the Company may have to realise its assets and extinguish its liabilities other than in the ordinary course of business and at amounts different from those stated in the financial information. No allowance for such circumstances has been made in the financial information.

2. Actual and Proposed Transactions and Assumptions to Arrive at Pro-Forma Consolidated Balance Sheet

The pro-forma consolidated balance sheet has been included for illustrative purposes to reflect the position of Prime Minerals Limited on the assumption that the following transactions had occurred as at 31 August 2006:

(a) Issue of 250,000 fully paid ordinary shares at $0.10 per share to a director, Mr Bruce Hawley, and 100,000 fully paid ordinary shares at $0.10 per share to a director, Mr Vincent Hyde;

(b) Issue of 500,000 options to acquire fully paid ordinary shares to a director, Mr Bruce Hawley;

(c) Issue of 14,000,000 fully paid ordinary shares to Mitis Resources Pty Ltd pursuant to a reverse business combination with Mitis Resources. Mitis Resources is the applicant for exploration licences E57/658 and E57/659. Goodwill of $187,878 arising on consolidation has been written off;

(d) Issue of 4,000,000 fully paid ordinary shares to Maiden Capital, or its nominee, as part remuneration for its services as Manager to the Issue. The fair value of these shares has been treated as a capital raising cost;

(e) The acquisition of Fineloop Holdings Pty Ltd for a cash consideration of $80,000. Fineloop is the registered owner of E57/591 and the applicant for E57/618. Goodwill of $16,878 arising on consolidation has been written off;

Notes to the Financial Statements (continued)

2. Actual and Proposed Transactions and Assumptions to Arrive at Pro-Forma Consolidated Balance Sheet (continued)

(f) The acquisition of Megaworld Pty Ltd for a cash consideration of $50,000. Megaworld is the applicant for E47/1496, E47/1497 and E47/1498. Goodwill of $27,114 arising on consolidation has been written off;

(g) The acquisition of Wildfire Property Investments Pty Ltd for a cash consideration of $20,000. Wildfire is the applicant for E47/1729. Goodwill of $1,205 arising on consolidation has been written off;

(h) The issue pursuant to this Prospectus of 11,000,000 ordinary shares at $0.20 each, raising $2,200,000 cash;

(i) The payment of a further $264,475 in costs incurred by the Company in relation to the capital raising; and

(j) All pending tenement applications will be granted.

	Reviewed Historical Balance Sheet 31 August 2006 $	Reviewed Pro-Forma Consolidated Balance Sheet 31 August 2006 $
3. Cash and cash equivalents		
Cash at bank and on hand	177,543	2,003,893
Adjustments arising in the preparation of the pro-forma cash balance are summarised as follows:		
Actual balance as at 31 August 2006		177,543
Cash raised from seed investors (note 2(a))		35,000
Cash from acquisition of controlled entities (note 2(c),(e),(f),(g))		5,825
Consideration for acquisition of controlled entities (note 2(e),(f),(g))		(150,000)
Issue of 11,000,000 fully paid shares at $0.20 per share (note 2(h))		2,200,000
Capital raising costs (note 2(i))		(264,475)
		2,003,893

The pro-forma cash balance has been prepared on the basis that the subscription of $2,200,000 is reached.

4. Trade and other receivables		
Current		
GST receivable	4,464	4,464

Notes to the Financial Statements (continued)

	Reviewed Historical Balance Sheet 31 August 2006 $	Reviewed Pro-Forma Consolidated Balance Sheet 31 August 2006 $
5. Exploration and evaluation expenditure		
Exploration and evaluation expenditure in respect of areas of interest in exploration and evaluation phases	–	172,486
Adjustments arising in the preparation of the pro-forma exploration and evaluation balance are summarised as follows:		
Actual balance as at 31 August 2006		–
Exploration and evaluation expenditure in respect of areas of interest acquired upon acquisition of controlled entities (note 2(c),(e),(f),(g))		172,486
		172,486
6. Trade and other payables		
Current		
Trade creditors and accruals	34,885	34,885

Notes to the Financial Statements (continued)

	No. of shares	Reviewed Historical Balance Sheet 31 August 2006 $	Reviewed Pro-Forma Consolidated Balance Sheet 31 August 2006 $
7. Issued Capital			
Ordinary shares fully paid		152,475	2,262,906
Movements during the period:			
Issued on incorporation at 27 July 2006	1	1	1
Issued to seed investors	1,000,000	1,000	1,000
Issued to seed investors	2,000,000	200,000	200,000
Issued to seed investors (note 2(a))	350,000		35,000
Issued pursuant to business combination with Mitis Resources Pty Ltd (note 2(c))	14,000,000		139,906
Issued to Maiden Capital (note 2(d))	4,000,000		400,000
Issued pursuant to the prospectus (note 2(h))	11,000,000		2,200,000
Transaction costs relating to share issue (note 2(i))		(48,526)	(713,001)
	32,350,001	152,475	2,262,906

	Reviewed Historical Balance Sheet 31 August 2006 $	Reviewed Pro-Forma Consolidated Balance Sheet 31 August 2006 $
8. Option Reserve		
1,700,000 / 2,200,000 options to acquire ordinary shares	43,619	56,452
Movements during the period:		
Issue of 1,500,000 options with an exercise price of $0.20 and an expiry date of 31 October 2009 to directors	38,499	38,499
Issue of 200,000 options with an exercise price of $0.20 and an expiry date of 31 October 2009 to a consultant	5,120	5,120
Issue of 500,000 options with an exercise price of $0.20 and an expiry date of 31 October 2009 to a Director (note 2(b))	–	12,833
At 31 August 2006 (2,200,000 options to acquire ordinary shares)	43,619	56,452

Option terms and conditions are detailed in Section 10.3 of the Prospectus.

Notes to the Financial Statements (continued)

	Reviewed Historical Balance Sheet 31 August 2006 $	Reviewed Pro-Forma Consolidated Balance Sheet 31 August 2006 $
9. Accumulated Losses		
Accumulated losses from incorporation date to 31 August 2006	48,972	173,400
Adjustments arising in the preparation of the pro-forma accumulated losses balance are summarised as follows:		
Balance as at 31 August 2006		48,972
Share based remuneration on issue of options to Director		12,833
Retained profits arising from reverse business combination with Mitis Resources Pty Ltd (note 2(c))		(121,480)
Write-off of goodwill arising from business combination and acquisition of controlled entities (note 2(c),(e),(f),(g))		233,075
		173,400

10. Related Parties

Directors

The Directors in office as at the date of this Prospectus are:

Mr Bruce Waddell
Mr Vincent Hyde
Mr Peter Del Fante
Mr Bruce Hawley

All directors were appointed on 27 July 2006 except Mr Hawley who was appointed on 6 October 2006.

Directors' Interests in Shares and Options

The directors held no shares in the Company at 31 August 2006. The Directors' Optionholdings at 31 August 2006 are:

Director	Issued on incorporation	Issued during period since incorporation	Closing balance
Bruce Waddell	–	500,000	500,000
Vince Hyde	–	500,000	500,000
Peter Del Fante	–	500,000	500,000

Transactions with Directors

During the period there were no transactions with Directors other than the issue of options as disclosed in this Note.

Notes to the Financial Statements (continued)

10. Related Parties (continued)

Director's Remuneration

During this period the Directors received no remuneration other than the issue of Director options.

Director	Options $	Total $
Bruce Waddell	12,833	12,833
Vince Hyde	12,833	12,833
Emilio Del Fante	12,833	12,833
Total	38,499	38,499

11. Commitments

Estimated commitments for which no provisions were included in the financial statements are as follows:

Exploration Expenditure Commitments:

- The company has certain obligations to perform minimum exploration work totalling $65,000.
- Pursuant to a joint venture agreement, the company must spend $500,000 by no later than 31 October 2010 to maintain its interest and it may not withdraw from the arrangement unless it has spent a minimum of $100,000 in exploration on the project.

12. Contingent Assets and Liabilities

There are no material contingent assets or liabilities existing at 31 August 2006 or at the date of completion of these financial statements.

13. Subsequent Events

Other than as noted below, the directors are not aware of any matter or circumstance since the end of the financial period that has significantly affected or may significantly affect the operations, the results of those operations or the state of affairs of the Company in subsequent financial years;

- On 6 October 2006, Mr Bruce Hawley was appointed a director of the Company;

8 Corporate Governance

The Company has adopted systems of control and accountability as the basis for the administration of corporate governance. The Board is committed to administering the policies and procedures with openness and integrity, pursuing the true spirit of corporate governance commensurate with the Company's needs. To the extent they are applicable, the Company has adopted the Ten Essential Corporate Governance Principles and Best Practice Recommendations ("Recommendations") as published by ASX Corporate Governance Council.

Further information about the Company's corporate governance practices is set out on the Company's website at www.primeminerals.com.au. In accordance with the recommendations of the ASX, information published on the Company's website includes charters (for the board and its sub-committees), codes of conduct and other policies and procedures relating to the board and its responsibilities.

As the Company's activities develop in size, nature and scope, the size of the Board and the implementation of additional corporate governance structures will be given further consideration.

The Board sets out below its "if not, why not" report in relation to those matters of corporate governance where the Company's practices depart from the Recommendations.

Principle 2 Recommendation 2.4

There is no nomination committee.

The Board considers those matters and issues arising that would usually fall to a nomination committee. The Board considers that no efficiencies or other benefits would be gained by establishing a separate nomination committee.

Principle 4 Recommendation 4.2, 4.3 and 4.4

There is no audit committee.

The company and its Board are of a relatively small size and board members are encouraged to consult regularly with the Company's external auditors, therefore the Company considers that no benefits would be gained by establishing a separate audit committee.

Principle 8 Recommendation 8.1

During the Reporting Period there was no performance evaluation of the Board, its committees and individual directors.

The current Board has only been in place since July 2006 and did not conduct a performance evaluation during the Reporting Period. It is proposed the Chairman will conduct a review in the 2007 financial year.

Principle 9 Recommendation 9.2

There is no separate remuneration committee.

Due to the small size and structure of the Board, a separate remuneration committee is not considered to add any efficiency to the process of determining the levels of remuneration for the directors and key executives. The Board considers that it is more appropriate to set aside time at Board meetings each year to specifically address matters that would ordinarily fall to a remuneration committee. When considering matters of remuneration, the Board functions in accordance with the Remuneration Committee Charter which was adopted on 25 August 2006.

In addition, all matters of remuneration will continue to be determined in accordance with Corporations Act requirements, especially in respect of related party transactions. That is, no directors participate in any deliberations regarding his or her own remuneration or related issues.

The Shares offered under this Prospectus should be considered speculative because of the nature of the business activities of the Company. Whilst the Directors commend the Offer, potential investors should consider whether the Shares offered are a suitable investment having regard to their own personal investment objectives and financial circumstances and the risk factors set out below. This list is not exhaustive and potential investors should read this Prospectus in its entirety and if in any doubt consult their professional adviser before deciding whether to participate in the Offer.

9.1 General Economic Risks and Business Climate

Share market conditions may affect the Shares regardless of operating performance. Share market conditions are affected by many factors such as:

- general economic outlook;
- movements in or outlook on interest rates and inflation rates;
- currency fluctuations;
- commodity prices;
- changes in investor sentiment towards particular market sectors; and
- the demand and supply for capital.

Commodity prices are influenced by physical and investment demand for those commodities. Fluctuations in commodity prices may influence individual projects in which the Company has an interest.

9.2 Exploration, Development, Mining and Processing Risks

The business of mineral exploration, project development and mining by its nature contains elements of significant risk. Ultimate and continuous success of these activities is dependent on many factors such as:

- the discovery and/or acquisition of economically recoverable ore reserves;
- successful conclusions to bankable feasibility studies;
- access to adequate capital for project development;
- design and construction of efficient mining and processing facilities within capital expenditure budgets;
- securing and maintaining title to tenements and compliance with the terms of those tenements;
- obtaining consents and approvals necessary for the conduct of exploration and mining; and
- access to competent operational management and prudent financial administration, including the availability and reliability of appropriately skilled and experienced employees, contractors and consultants.

Adverse weather conditions over a prolonged period can adversely effect exploration and mining operations and the timing of revenues.

Whether or not income will result from projects undergoing exploration and development programs depends on the successful establishment of mining operations. Factors including costs, actual mineralisation, consistency and reliability of ore grades and commodity prices affect successful project development and mining operations.

Mining is an industry which has become subject to increasing legislative regulation including but not limited to environmental responsibility and liability. The potential for liability is an ever present risk. The use and disposal of chemicals in the mining industry is under constant legislative scrutiny and regulation. The introduction of new laws and regulations or changes to underlying policy may adversely impact on the operations of the Company.

9.3 Native Title

The Native Title Act 1993 (Cth) recognises and protects the rights and interests in Australia of Aboriginal and Torres Strait Islander people in land and waters, according to their traditional laws and customs. There is significant uncertainty associated with native title in Australia and this may impact on the Company's operations and future plans.

Native title can be extinguished by valid grants of land or waters to people other than the native title holders or by valid use of land or waters. It can also be extinguished if the indigenous group has lost their connection with the relevant land or waters. Native title is not extinguished by the grant of mining licences, as they are not considered to be grants of exclusive possession. A valid mining lease prevails over native title to the extent of any inconsistency for the duration of the title.

All tenements granted prior to 1 January 1994 are valid or validated.

Tenements granted between 1 January 1994 and 23 December 1996 may be invalid if they fail to comply with the Native Title Act or for certain other reasons because of native title. However, such invalid tenements may be validated if certain statutory criteria are met.

For tenements to be validly granted (or renewed) after 23 December 1996 the special "right to negotiate" regime established by the Native Title Act must be followed.

It is important to note that the existence of a native title claim is not an indication that native title in fact exists to the land covered by the claim, as this is a matter ultimately determined by the Federal Court.

The Company must also comply with Aboriginal heritage legislation requirements which require heritage survey work to be undertaken ahead of the commencement of mining operations.

A detailed discussion of native title and the claims is contained in the Independent Solicitor's Report in Section 5 of this Prospectus.

9.4 Risks Specific to the Company Projects

The Company's Projects represent the main business activity and focus of the Company. Risks specific to these projects include the following:

Operating Risks

The current and future operations of the Company, including exploration, appraisal and possible production activities may be affected by a range of factors, including:

- geological conditions;
- limitations on activities due to seasonal weather patterns and cyclone activity;
- alterations to joint venture programs and budgets;
- unanticipated operational and technical difficulties encountered in geophysical surveys, drilling and production activities;
- mechanical failure of operating plant and equipment; adverse weather conditions, industrial and environmental accidents, acts of terrorism or political or civil unrest and other force majeure events;
- industrial action, disputation or disruptions;
- unavailability of aircraft or drilling equipment to undertake airborne electromagnetic and other geological and geophysical investigations;
- shortages or unavailability of manpower or appropriately skilled manpower;
- unexpected shortages or increases in the costs of consumables, spare parts, plant and equipment; and
- prevention or restriction of access by reason of political unrest, outbreak of hostilities, and inability to obtain consents or approvals.

Commodity Prices

Commodity prices fluctuate and are affected by numerous factors beyond the control of the Company. These factors include world wide and regional supply and demand for the specific commodity, commodity trading on the futures markets, general world economic conditions and the outlook for interest rates, inflation and other economic factors on both a regional and global basis. These factors may have a positive or negative effect on the Company's exploration, project development and production plans and activities, together with the ability to fund those plans and activities.

Currency

The US$/A$ exchange rate is affected by numerous factors beyond the control of the Company. These factors include Australia's and the USA's economic conditions and the outlook for interest rates, inflation and other economic factors. These factors may have a positive or negative effect on the Company's exploration, project development and production plans and activities, together with the ability to fund those plans and activities.

Environment

The Company's Projects are subject to Western Australian and Federal laws and regulations regarding environmental matters and the discharge of hazardous wastes and materials. As with all mining projects, these projects would be expected to have a variety of environmental impacts should development proceed. In particular the Independent Solicitor's Report makes note of certain provisions that apply to some of the tenements within national park areas.

The Company intends to conduct its activities in an environmentally responsible manner and in accordance with applicable laws and industry standards. Areas disturbed by the Company's activities will be rehabilitated as required by applicable laws and regulations.

Title

The exploration licences comprising some of the Tenements which the Company holds or in which it has an interest may be the subject of applications for extension in the future.

If a Tenement is not extended, the Company may suffer significant damage through loss of the opportunity to discover and/or develop any mineral resources on that Tenement.

In addition, the Company cannot guarantee that those Tenements that are applications for tenements will ultimately be granted in whole or in part.

Access permission has been obtained in respect of some but not all of the Company's Tenements. Access permission may not be granted in respect of those Tenements for which the Company has not already obtained access permission.

For more details on the issue of title to the Tenements, refer to the Independent Solicitor's Report in Section 5 of this Prospectus.

Insurance Risks

The Company intends to adequately insure its operations in accordance with industry practice. However, in certain circumstances the Company's insurance may not be of a nature or level to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the business, financial condition and results of the Company. Insurance of all risks associated with minerals exploration and production is not always available and where available the costs can be prohibitive. There is a risk that insurance premiums may increase to a level where the Company considers it is unreasonable or not in its interests to maintain insurance cover or not to a level of coverage which is in accordance with industry practice. The Company will insure the risks it considers appropriate for the Company's needs and for its circumstances.

Change in Government Policy and Legislation

The Company's business may be affected by new and changing Government policies, including taxation, royalties, environmental regulation, land access and economic regulation relating to the minerals industry.

Joint Venture Parties and Contractors

The Directors are unable to predict the risk of the financial failure or default by a participant in any joint venture to which the Company may become a party or insolvency or other managerial failure by any of the contractors used by the Company in its exploration activities.

Limited History

The Company was incorporated in July 2006 and its operational and financial historical performance is limited. The Company's future prospects must be considered in light of the difficulties commonly encountered in the early stages of a company's development, particularly those companies involved in the exploration for mineral resources.

Contractual Risks

The Company's interests in some of its Tenements arise by virtue of the Company having a contractual right to acquire rights to those Tenements, such as in the Star of Mangaroon Project.

As in any contractual relationship, the ability of the Company to ultimately be registered as a holder of the interests in the Tenements is dependent upon the Company's ability to comply with its obligations, and the relevant counterparty complying with its contractual obligations to deliver title.

Future Funding

The future capital requirements of the Company will depend on many factors including its business development activities. The Company believes its available cash and the net proceeds of this Offer will be adequate to fund its business development activities, exploration program and other objectives in the short term as stated in this Prospectus.

Should the Company require additional funding there can be no assurance that additional financing will be available on acceptable terms, or at all. Any inability to obtain additional finance, if required, would have a material adverse effect on the Company's business and its financial condition and performance.

10.1 Incorporation

The Company was incorporated on 27 July 2006 as a limited public company.

10.2 Rights Attaching To Shares

(a) General

The Shares to be issued pursuant to this Prospectus are ordinary shares and will as from their allotment rank equally in all respects with all ordinary fully paid shares in the Company.

The rights attaching to the Shares arise from a combination of the Company's Constitution, the Corporations Act, the ASX Listing Rules and general law. A copy of the Company's Constitution is available for inspection during business hours at its registered office.

A summary of the more significant rights is set out below. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of the Company's shareholders. To obtain such a statement, persons should seek independent legal advice.

(b) Voting Rights

Subject to the Constitution of the Company and any rights or restrictions at the time being attached to a class of shares, at a general meeting of the Company every Shareholder present in person, or by proxy, attorney or representative has one vote on a show of hands, and upon a poll, one vote for each Share held by the Shareholder. In the case of an equality of votes, the chairperson has a casting vote.

(c) Dividends

Subject to the Corporations Act, the ASX Listing Rules and any rights or restrictions attached to a class of shares, the Company may pay dividends as the Directors resolve but only out of profits of the Company. The Directors may determine the method and time for payment of the dividend.

(d) Winding up

Subject to the Corporations Act, the ASX Listing Rules and any rights or restrictions attached to a class of shares, on a winding up of the Company any surplus must be divided among the shareholders of the Company.

(e) Transfer of Shares

Generally, shares are freely transferable, subject to satisfying the requirements of the ASX Listing Rules, ASTC Rules, the ACH Clearing Rules and the Corporations Act. The Directors may decline to register any transfer of Shares but only where permitted to do so by the Corporations Act, the ASX Listing Rules, the ASTC Rules, the ACH Clearing Rules or under the Company's Constitution.

(f) Directors

The Constitution and the ASX Listing Rules contain provisions relating to the rotation and election of Directors.

(g) Further Increases in Capital

Subject to the Corporations Act, the ASX Listing Rules, the ASTC Rules and the ACH Clearing Rules and any rights attached to a class of shares, the Company (under the control of the Directors) may allot and issue shares and grant options over shares, on any terms, at any time and for any consideration, as the Directors resolve.

(h) Variation of Rights Attaching to Shares

Subject to the Corporations Act, the ASX Listing Rules, the ASTC Rules and the ACH Clearing Rules and the terms of issue of shares in a particular class, the Company may vary or cancel rights attached to shares in that class by either special resolution passed at a general meeting of the holders of the shares in that class, or with the written consent of the holders of at least 75% of the votes in that class.

(i) General Meeting

Each Shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive notices, accounts and other documents required to be furnished to Shareholders under the Company's Constitution, the Corporations Act and the ASX Listing Rules.

10.3 Rights Attaching to Options

One Option entitles the holder to subscribe for one Share on the following terms:

(i) the exercise price of each Option is 20 cents;
(ii) the Options expire at 5.00 pm WST on 31 October 2009;
(iii) Shares issued as a result of the exercise of any Options will rank equally in all respects with Shares;
(iv) the Options are exercisable by completing the application for exercise of Options and delivering the same together with payment for the number of shares in respect of which the Options are exercised to the registered office of the Company;
(v) the Options are freely transferable in whole or part at any time prior to expiry;
(vi) within 14 days of the receipt of a properly executed notice of exercise and application monies the Company will issue to the Option holder the number of Shares specified in that notice;
(vii) the Company will not apply for official quotation of the Options, but will apply for official quotation of all Shares issued and allotted pursuant to the exercise of the Options;
(viii) Option holders are permitted to participate in new issues of securities offered to Shareholders on the prior exercise of the Option in which case the Option holder shall be afforded the period of at least 10 business days prior to the record date (to determine the entitlements to the issue) to exercise the Option; and
(ix) in the event of any reorganisation (including consolidation, subdivision, reduction or cancellation) of capital of the Company, the rights of Option holders are to be changed to the extent necessary to comply with ASX Listing Rules on a reorganisation of capital at the time of the reorganisation.

In addition to the terms listed above, the Options issued to any Directors are subject to the additional term that such Options may be cancelled at the discretion of the Board if that director resigns his position voluntarily within two years of appointment. The terms of the Loyalty Options will be identical to the terms listed above in all respects except that the Company will apply for official quotation of the Loyalty Options on ASX within 7 days of the offer of Loyalty Options pursuant to a prospectus to be issued by the Company in due course.

The Board has also adopted an employee share option plan ("Plan") under which the Board may offer free options ("Plan Options") to persons ("Eligible Persons") who are:

(i) full-time or part-time employees (including a person engaged by the Company under a consultancy agreement); or
(ii) Directors.

of the Company or any subsidiary based on a number of criteria including contribution to the Company, period of employment, potential contribution to the Company in the future and other factors the Board considers relevant.

Upon receipt of such an offer, the Eligible Person may nominate an associate to be issued with the Plan Options.

Number of Plan Options

The maximum number of Plan Options issued under the Plan at any one time is 5% of the total number of Shares on issue in the Company provided that the Board may increase this percentage, subject to the Corporations Act and the Listing Rules.

Terms of Plan Options

Each option entitles the holder, on exercise, to one Share .

There is no issue price for the Plan Options. The exercise price for the Plan Options will be such price as determined by the Board (in its discretion) on or before the date of issue provided that in no event shall the exercise price be less that the weighted average sale price of Shares sold on ASX during the five Business Days prior to the date of issue or such other period as determined by the Board (in its discretion).

Shares issued on exercise of Plan Options will rank equally with other Shares of the Company.

Plan Options may not be transferred other than to an associate of the holder. Quotation of Plan Options on ASX will not be sought. However, the Company will apply to ASX for official quotation of Shares issued on the exercise of Plan Options.

A Plan Option may only be exercised after that Plan Option has vested and any other conditions imposed by the Board on exercise satisfied. The Board may determine the vesting period (if any). A Plan Option will lapse upon the first to occur of the expiry date, the holder acting fraudulently or dishonestly in relation to the Company, the employee ceasing to be employed by the Company or on certain conditions associated with a party acquiring a 90% interest in the Shares of the Company.

If, in the opinion of the Board any of the following has occurred or is likely to occur, the Company entering into a scheme of arrangement, the commencement of a takeover bid for the Company's Shares, or a party acquiring a sufficient interest in the Company to enable them to replace the Board, the Board may declare a Plan Option to be free of any conditions of exercise. Plan Options which are so declared may, subject to the lapsing conditions set out above, be exercised at any time on or before their expiry date and in any number.

Future Issues of Shares

New Issues

There are no participating rights or entitlements inherent in the Plan Options and Plan Optionholders will not be entitled to participate in new issues of Shares offered to Shareholders during the currency of the Plan Options. However, the Company will ensure that the record date for determining entitlements to any such issue will be at least 6 Business Days after the issue is announced. Plan Optionholders shall be afforded the opportunity to exercise all Plan Options which they are entitled to exercise pursuant to the Plan prior to the date for determining entitlements to participate in any such issue.

Bonus Issues

If the Company makes an issue of Shares to Shareholders by way of capitalisation of profits or reserves ("Bonus Issue"), each Plan Optionholder holding any Plan Options which have not expired at the time of the record date for determining entitlements to the Bonus Issue shall be entitled to have issued to him upon exercise of any of those Plan Options the number of Shares which would have been issued under the Bonus Issue ("Bonus Shares") to a person registered as holding the same number of Shares as that number of Shares to which the Plan Optionholder may subscribe pursuant to the exercise of those Plan Options immediately before the record date determining entitlements under the Bonus Issue (in addition to the Shares which he or she is otherwise entitled to have issued to him or her upon such exercise). The Bonus Shares will be paid by the Company out of profits or reserves (as the case may be) in the same manner as was applied in relation to the Bonus Issue and upon issue rank pari passu in all respects with the other Shares issued upon exercise of the Plan Options.

Reconstruction of Capital

In the event of any reconstruction (including a consolidation, subdivision, reduction or return) of the issued capital of the Company prior to the expiry of any Plan Options, the number of Plan Options to which each Plan Optionholder is entitled or the exercise price of his or her Plan Options or both or any other terms will be reconstructed in a manner determined by the Board which complies with the provisions of the Listing Rules.

Taxation

Under current taxation laws any taxation liability in relation to the Plan Options, or the Shares issued on exercise of the Plan Options, will fall on the participants. The Company will not be liable to fringe benefits tax in relation to Plan Options or Shares issued under the Plan.

Participation by Directors

Although Directors are eligible to be offered Plan Options under the Plan, this first requires specific Shareholder approval due to the requirements of the ASX Listing Rules (once the Company is listed on ASX) and the Corporations Act.

Share Based Payment

Plan Options granted will be treated as Share Based Payments under Australian Accounting Standards Board "AASB2 – Share Based Payments".

10.4 Interests of Directors

Other than as set out below or elsewhere in this Prospectus, no Director holds, or held at any time during the 2 years before lodgement of this Prospectus with the ASIC, any interest in:

(a) the formation or promotion of the Company;
(b) property acquired or to be acquired by the Company in connection with:
  (i) its formation or promotion; or
  (ii) the Offer; or
(c) the Offer; and

no amounts, whether cash or shares or otherwise, have been paid or agreed to be paid, and no benefits have been given or agreed to be given:

(d) to any Director, either to induce them to become, or to qualify as, a Director of the Company; and
(e) for services provided by a Director in connection with:
  (i) the formation or promotion of the Company; or
  (ii) the Offer.

Remuneration of Directors

In accordance with the Constitution, the existing Shareholders of the Company as at the date of this Prospectus have determined in general meeting that the maximum non-executive Director remuneration is $150,000 per annum.

The Directors have resolved that each non-executive director is entitled to receive fees of $30,000 per annum (plus superannuation) and the Chairman of Directors is entitled to receive $50,000 per annum (plus superannuation). The Board has resolved to pay Mr Del Fante a fee of $50,000 per annum for his executive services and Mr Waddell a fee of $20,000 per annum for his company secretarial services.

A Director may also be paid fees or other amounts as the Directors determine if a Director performs special duties or otherwise performs services outside the scope of the ordinary duties of a Director. A Director may also be reimbursed for out of pocket expenses incurred as a result of their directorship or any special duties.

Directors' Holdings

Under the Constitution, the Directors are not required to hold any Shares in the Company.

The Directors have interests in the following Shares and Options:

Director	Shares	Options
Bruce Hawley	250,000	500,000
Emilio Del Fante	Nil	500,000
Vincent Hyde	100,000	500,000
Bruce Waddell	Nil	500,000
Totals	**350,000**	**2,000,000**

The terms and conditions of these Options are summarised in Section 10.3.

10.5 Consents

Each of the parties referred to in this section:

(a) does not make, or purport to make any statement in this Prospectus other than those referred to in this section; and

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this section.

Pullinger Readhead Lucas has given and has not, before lodgement of this Prospectus, withdrawn its consent to being named as solicitor to the Offer in the form and context in which it is named, and to the inclusion of the Independent Solicitor's Report included in Section 5 of the Prospectus in the form and context in which it is included.

Voermans Geological Services Pty Ltd has given and has not, before lodgement of this Prospectus, withdrawn its consent to being named as an independent geologist in the form and context in which it is named and to the inclusion of the Independent Geological Report included in Section 4 of the Prospectus in the form and context in which it is included.

Mackay & Schnellmann Pty Ltd has given and has not, before lodgement of this Prospectus, withdrawn its consent to being named as an independent geologist in the form and context in which it is named and to the inclusion of the Independent Geological Report included in Section 4 of the Prospectus in the form and context in which it is included.

PKF Corporate Advisory Services (WA) Pty Ltd has given and has not, before lodgement of this Prospectus, withdrawn its consent to being named as the investigating accountant of the Company in the form and context in which it is named and to the inclusion of the Investigating Accountant's Report included in Section 6 of the Prospectus in the form and context in which it is included.

PKF Chartered Accountants has given and has not, before lodgement of this Prospectus, withdrawn its consent to being named as the auditor of the Company in the form and context in which it is named.

Computershare Investor Services Pty Ltd has given and has not, before lodgement of this Prospectus, withdrawn its consent to being named as the share registry of the Company in the form and context in which it is named.

Maiden Capital Pty Ltd has given and has not, before lodgement of this Prospectus, withdrawn its consent to being named as the Manager to the Issue in the form and context in which it is named.

Dabinett Corporate Pty Ltd has given and has not before lodgement of this Prospectus, withdrawn its consent to being named as a consultant of the Company in the form and context in which it is named.

10.6 Interests Of Experts, Advisers, and Promoters

Other than as set out below or elsewhere in this Prospectus:

(a) no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of the Prospectus, or any promoter of the Company or broker to the Issue, holds, or held at any time during the 2 years before lodgment of this Prospectus with the ASIC, any interest in:
   (i) the formation or promotion of the Company;
   (ii) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the Offer; or
   (iii) the Offer; and

(b) no amounts have been paid or agreed to be paid, and no benefits have been given or agreed to be given, to any of those persons in connection with the formation or promotion of the Company or the Offer.

Pullinger Readhead Lucas has acted as solicitor to the Offer and provided advice and assistance in relation to certain aspects of this Prospectus, the Company's due diligence regime, its application and admission to ASX, preparation of the Independent Solicitor's Report included in Section 5 of this Prospectus, and the preparation of the Company's material contracts relating to the tenements and otherwise. In respect of these services, Pullinger Readhead Lucas will be paid approximately $15,000.

Voermans Geological Services Pty Ltd has acted as an independent geologist and has prepared the Independent Geological Report included in Section 4 of this Prospectus. Voermans Geological Services Pty Ltd will be paid $39,316 (plus GST) in respect of these services.

Mackay & Schnellmann Pty Ltd has acted as an independent geologist and has prepared the Independent Geological Report included in Section 4 of this Prospectus. Mackay & Schnellmann Pty Ltd will be paid $10,737 (plus GST) in respect of these services.

PKF Corporate Advisory Services (WA) Pty Ltd has acted as the investigating accountant to the Offer and prepared the Investigating Accountant's Report included in Section 6 of this Prospectus. PKF Corporate Advisory Services (WA) Pty Ltd will be paid $8,500 (plus GST) in respect of these services.

PKF Chartered Accountants has agreed to act as auditor to the Company and will receive fees for rendering these services in accordance with its normal time based charges.

Dabinett Corporate Pty Ltd has received consulting fees of $20,000 (excluding GST) and been granted 200,000 consultants options for the drafting of certain sections of this Prospectus. A further $10,000 (excluding GST) is payable upon admission of Prime Minerals to the official list of ASX.

Maiden Capital Pty Limited has acted as Manager to the Issue and will receive fees of $157,000 (plus GST) for management services and reimbursement of reasonable expenses. In addition the Company has agreed to issue to Maiden four million shares at an issue price of $0.001 each, contingent on achieving shareholder spread of 400 excluding restricted securities. These shares may be allotted to nominees of the Manager.

Marc Noel Clifton, a promoter of the Company, has agreed to dispose of several tenements and applications for tenements to the Company directly or through entities of which Mr Clifton is the registered shareholder, in return for which Mr Clifton will receive the benefit of a 20% free carried interest in the Barrambie project up to completion of a bankable feasibility study and finance approval, and in relation to the Star of Mangaroon joint venture project, Mr Clifton will be entitled to receive a 1.5% net smelter return royalty in certain circumstances from the Company.

The beneficial owners of the Barrambie project tenements, Rulston Pty Ltd and Colbern Nominees Pty Ltd, also promoters of the Company, will be issued 14 million Shares in equal proportions, representing a relevant interest in the Company post ASX listing of 21.63% each.

Landlife Corporation Pty Ltd has agreed to dispose of several tenements and applications for tenements to the Company directly or through entities of which Landlife is the beneficial owner, in return for which Landlife and its associated entities will receive cash payments of $130,000 as reimbursement of tenement acquisition and development expenditure. Additionally, Landlife's associated entities have been issued 1,000,000 seed capital shares at $0.001 each. Landlife and its associated entities are considered to be promoters for the purposes of the Corporations Act.

10.7 Litigation

Legal proceedings may arise from time to time in the course of the Company's business. As at the date of this Prospectus, litigation searches confirm that the Company and its controlled entities are not involved in any legal proceedings, nor so far as the Directors are aware, are any legal proceedings pending or threatened against the Company the outcome of which will have a material adverse effect on the business or financial position of the Company.

10.8 Expenses of the Offer

The total expenses connected with the Offer are estimated to be approximately $713,000. $313,000 will be satisfied in cash and $400,000 will be satisfied by the issue of four million shares to the Manager to the Issue, as further detailed in Section 5. These expenses will be borne by the Company.

10.9 Restricted Securities

ASX may classify certain existing Shares and Options on issue in the Company (as opposed to those to be issued under this Prospectus) as being subject to the restricted securities provisions of the Listing Rules. If so classified, such Shares and Options would be required to be held in escrow for a period determined by ASX and would not be able to be sold, mortgaged, pledged, assigned or transferred for that period without the prior approval of ASX.

10.10 CHESS

The Company will apply to participate in the Clearing House Electronic Sub-register System ("CHESS").

CHESS is operated by ASX Settlement and Transfer Corporation Pty Ltd ("ASTC"), a wholly owned subsidiary of ASX, in accordance with the ASX Listing Rules and the ASTC Settlement Rules.

Under CHESS, the Company will not issue certificates to Shareholders. Instead, Shareholders will receive a statement of their holdings in the Company. If an investor is broker sponsored, ASTC will send a CHESS statement.

10.11 Tax Consideration

Investors should seek and rely on their own professional taxation advice in relation to an investment in the Company.

10.12 Distribution of Prospectus

The Prospectus has been prepared by the Company. In preparing the Prospectus, the Company has taken reasonable steps to ensure that the information in the Prospectus is not false or misleading. In doing so, the Company has had regard to the prospectus requirements of the Corporations Act.

Prospective investors should read the full text of the Prospectus as the information contained in individual sections is not intended to and does not provide a comprehensive review of the business and financial affairs of the Company nor the securities offered pursuant to the Prospectus.

No person is authorised to give any information in relation to or to make any representation in connection with the Offer described in the Prospectus that is not contained in the Prospectus. Any such information or representation may not be relied upon as having been authorised by the Company in connection with the Offer.

The Prospectus provides information to assist investors in deciding whether they wish to invest in the Company and should be read in its entirety. If you have any questions about its contents or investing in the Company you should contact your stockbroker, accountant or other financial adviser.

10.13 Privacy

The Application Form accompanying this Prospectus requires you to provide information that may be personal information for the purposes of the *Privacy Act 1988 (Cth) (as amended)*. The Company (and its share registry on behalf of the Company) may collect, hold and use that person information in order to assess your Application, service your needs as a Shareholder and provide facilities and services that you request and to administer the Company.

Access to information may also be provided to the Company's agents and service providers on the basis that they deal with such information in accordance with the Company's privacy policy.

If you do not provide the information requested of you in the Application Form, the Company's share registry may not be able to process your Application or administer your holding of Shares appropriately. Under the *Privacy Act 1988 (Cth) (as amended)*, you may request access to your personal information held by (or on behalf of) the Company. You can request access to your personal information by telephoning or writing to the Company to the attention of the Privacy Officer.

11 Directors' Statements

This Prospectus is issued by the Company and its issue has been authorised by a resolution of the Directors.

In accordance with Section 720 of the Corporations Act, each Director has consented to the lodgement of this Prospectus with the ASIC and has not withdrawn that consent.

Dated: 31 October 2006

B. O. Waddell

Bruce Waddell
Director

For and on behalf of
Prime Minerals Limited

The following defined terms apply throughout this Prospectus unless the context requires otherwise:

"$" means Australian dollars unless otherwise specified;

"ACH Clearing Rules" means the operating rules of Australian Clearing House Pty Limited ACN 001 314 503;

"Applicant" means a person who completes and lodges an Application Form;

"Application" means an application for Shares pursuant to this Prospectus;

"Application Form" means the application form attached to this Prospectus;

"ASIC" means the Australian Securities & Investments Commission;

"ASTC Rules" means the settlement rules of Australian Settlement and Transfer Corporation Pty Ltd;

"ASX" means Australian Stock Exchange Limited (ACN 008 624 691);

"ASX Listing Rules" means the Listing Rules of ASX as amended from time to time;

"Closing Date" means the last date on which Application Forms may be submitted;

"Company" or **"Prime"** means Prime Minerals Ltd (ABN 61 120 658 497);

"Constitution" means the Constitution of the Company;

"Corporations Act" means the Corporations Act 2001 (Cth);

"Directors" or **"Board"** means the directors of the Company as at the date of this Prospectus

"Exposure Period" means the period of 7 days after the date of lodgment of this Prospectus with the ASIC, which period may be extended by the ASIC by not more than 7 days pursuant to Section 727(3) of the Corporations Act;

"Issue" means the issue of 11,000,000 Shares under this Prospectus;

"Loyalty Option" means the Options that the Company proposes to issue on the basis of one Option for every two Shares held at a record date approximately four months after the commencement of trading of the Company's shares on ASX;

"Offer" means the offer of Shares pursuant to this Prospectus;

"Official List" means the official list of ASX;

"Opening Date" means the first date on which Application Forms can be received;

"Option" means an option to subscribe for one Share;

"Prospectus" means this prospectus dated 31 October 2006;

"Shares" means fully paid ordinary shares in the capital of the Company;

"Shareholder" means a holder of a Share(s);

"Share Registry" means Computershare Investor Services Pty Ltd; and

"WST" means Western Standard Time.

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Prime Minerals Limited
ABN 61 120 658 497

Registry use Only

Application Form

This Application Form is important. If you are in doubt as to how to deal with it, please contact your stockbroker or professional adviser without delay. You should read the entire prospectus carefully before completing this form. To meet the requirements of the Corporations Act, this Application Form must not be distributed unless included in, or accompanied by, the prospectus.

Broker Code

Adviser Code

A I/we apply for

Number of Shares in Prime Minerals Limited at $0.20 per Share or such lesser number of Shares which may be allocated to me/us

B I/we lodge full Application Money

A$.

C Individual/Joint applications - refer to naming standards overleaf for correct forms of registrable title(s)

Title or Company Name | Given Name(s) | Surname

Joint Applicant 2 or Account Designation

Joint Applicant 3 or Account Designation

D Enter your postal address - include State and Postcode

Unit | Street Number | Street Name or PO Box /Other Information

City / Suburb / Town | State | Postcode

E Enter your contact details

Contact Name

Telephone Number - Business Hours / After Hours

( )

F CHESS Participant

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your form do not correspond exactly with the registration details held at CHESS, your application will be deemed to be made without the CHESS HIN, and any securities issued as a result of the IPO will be held on the Issuer Sponsored subregister.

Cheque details - Make your cheque or bank draft payable to Prime Minerals Ltd - Application Account

G

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$
				A$

By submitting this Application Form, I/we declare that this application is completed and lodged according to the Prospectus and the declarations/statements on the reverse of this Application form and I/we declare that all details and statements made by me/us (including the declaration on the reverse of this Application Form) are complete and accurate. I/we agree to be bound by the Constitution of the Company.

See back of form for completion guidelines

A Shares Applied for

Enter the number of Shares you wish to apply for. The application must be for a minimum of 10,000 Shares. Applications for greater than 10,000 Shares must be in multiples of 1,000 Shares.

B Application Monies

Enter the amount of Application Monies. To calculate the amount, multiply the number of Shares by the price per Shares.

C Applicant Name(s)

Enter the full name you wish to appear on the statement of share holding. This must be either your own name or the name of a company. Up to 3 joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applications using the wrong form of names may be rejected. Clearing House Electronic Subregister System (CHESS) participants should complete their name identically to that presently registered in the CHESS system.

D Postal Address

Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact Details

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

F CHESS

Prime Minerals Limited (the Company) will apply to the ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of Australian Stock Exchange Limited. In CHESS, the company will operate an electronic CHESS Subregister of security holdings and an electronic Issuer Sponsored Subregister of security holdings. Together the two Subregisters will make up the Company's principal register of securities. The Company will not be issuing certificates to applicants in respect of Shares allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold Shares allotted to you under this Application on the CHESS Subregister, enter your CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by the Company and allocated a Securityholder Reference Number (SRN).

G Payment

Make your cheque or bank draft payable to Prime Minerals Ltd - Application Account in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian Bank.

Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box B.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Application Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

Before completing the Application Form the applicant(s) should read this prospectus to which this application relates. By lodging the Application Form, the applicant agrees that this application for Shares in Prime Minerals Limited is upon and subject to the terms of the prospectus and the Constitution of Prime Minerals Limited, agrees to take any number of Shares that may be allotted to the Applicant(s) pursuant to the prospectus and declares that all details and statements made are complete and accurate. It is not necessary to sign the Application Form.

Lodgement of Application

Application Forms must be received at the Perth office of Computershare Investor Services Pty Limited by no later than 5.00pm WST on 24 November 2006.
Return the Application Form with cheque(s) attached to:

Computershare Investor Services Pty Limited
GPO Box D182
PERTH WA 6840

OR

Computershare Investor Services Pty Limited
Level 2
45 St Georges Terrace
PERTH WA 6000

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning your application, please contact the Computershare Investor Services Pty Limited on 1300 557 010.

Correct forms of registrable title(s)

Note that ONLY legal entities are allowed to hold Shares. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual - Use given name(s) in full, not initials	Mr John Alfred Smith	J A Smith
Joint - Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company - Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts - Use trustee(s) personal name(s) - Do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased Estates - Use executor(s) personal name(s) - Do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18) - Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Peter Smith
Partnerships - Use partners personal name(s) - Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/Unincorporated Bodies/Business Names - Use office bearer(s) personal name(s) - Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds - Use the name of trustee of the fund - Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

IPO PML

Prime Minerals Limited

ABN 61 120 658 497

Registry Use Only

Application Form

This Application Form is important. If you are in doubt as to how to deal with it, please contact your stockbroker or professional adviser without delay. You should read the entire prospectus carefully before completing this form. To meet the requirements of the Corporations Act, this Application Form must not be distributed unless included in, or accompanied by, the prospectus.

Broker Code

Adviser Code

A I/we apply for

Number of Shares in Prime Minerals Limited at $0.20 per Share or such lesser number of Shares which may be allocated to me/us

B I/we lodge full Application Money

A$.

C Individual/Joint applications - refer to naming standards overleaf for correct forms of registrable title(s)

Title or Company Name | Given Name(s) | Surname

Joint Applicant 2 or Account Designation

Joint Applicant 3 or Account Designation

D Enter your postal address - Include State and Postcode

Unit | Street Number | Street Name or PO Box /Other Information

City / Suburb / Town | State | Postcode

E Enter your contact details

Contact Name

Telephone Number - Business Hours / After Hours

( )

F CHESS Participant

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your form do not correspond exactly with the registration details held at CHESS, your application will be deemed to be made without the CHESS HIN, and any securities issued as a result of the IPO will be held on the Issuer Sponsored subregister.

Cheque details - Make your cheque or bank draft payable to Prime Minerals Ltd - Application Account

G

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$
				A$

By submitting this Application Form, I/we declare that this application is completed and lodged according to the Prospectus and the declarations/statements on the reverse of this Application form and I/we declare that all details and statements made by me/us (including the declaration on the reverse of this Application Form) are complete and accurate. I/we agree to be bound by the Constitution of the Company.

See back of form for completion guidelines

A Shares Applied for

Enter the number of Shares you wish to apply for. The application must be for a minimum of 10,000 Shares. Applications for greater than 10,000 Shares must be in multiples of 1,000 Shares.

B Application Monies

Enter the amount of Application Monies. To calculate the amount, multiply the number of Shares by the price per Shares.

C Applicant Name(s)

Enter the full name you wish to appear on the statement of share holding. This must be either your own name or the name of a company. Up to 3 joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applications using the wrong form of names may be rejected. Clearing House Electronic Subregister System (CHESS) participants should complete their name identically to that presently registered in the CHESS system.

D Postal Address

Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact Details

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

F CHESS

Prime Minerals Limited (the Company) will apply to the ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of Australian Stock Exchange Limited. In CHESS, the company will operate an electronic CHESS Subregister of security holdings and an electronic Issuer Sponsored Subregister of security holdings. Together the two Subregisters will make up the Company's principal register of securities. The Company will not be issuing certificates to applicants in respect of Shares allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold Shares allotted to you under this Application on the CHESS Subregister, enter your CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by the Company and allocated a Securityholder Reference Number (SRN).

G Payment

Make your cheque or bank draft payable to Prime Minerals Ltd - Application Account in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian Bank.

Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box B.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Application Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

Before completing the Application Form the applicant(s) should read this prospectus to which this application relates. By lodging the Application Form, the applicant agrees that this application for Shares in Prime Minerals Limited is upon and subject to the terms of the prospectus and the Constitution of Prime Minerals Limited, agrees to take any number of Shares that may be allotted to the Applicant(s) pursuant to the prospectus and declares that all details and statements made are complete and accurate. It is not necessary to sign the Application Form.

Lodgement of Application

Application Forms must be received at the Perth office of Computershare Investor Services Pty Limited by no later than 5.00pm WST on 24 November 2006.
Return the Application Form with cheque(s) attached to:

Computershare Investor Services Pty Limited
GPO Box D182
PERTH WA 6840

OR

Computershare Investor Services Pty Limited
Level 2
45 St Georges Terrace
PERTH WA 6000

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning your application, please contact the Computershare Investor Services Pty Limited on 1300 557 010.

Correct forms of registrable title(s)

Note that ONLY legal entities are allowed to hold Shares. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual - Use given name(s) in full, not initials	Mr John Alfred Smith	J A Smith
Joint - Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company - Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts - Use trustee(s) personal name(s) - Do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased Estates - Use executor(s) personal name(s) - Do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18) - Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Peter Smith
Partnerships - Use partners personal name(s) - Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/Unincorporated Bodies/Business Names - Use office bearer(s) personal name(s) - Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds - Use the name of trustee of the fund - Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Prime Minerals Limited

ABN 61 120 658 497

Registry Use Only

Application Form

This Application Form is important. If you are in doubt as to how to deal with it, please contact your stockbroker or professional adviser without delay. You should read the entire prospectus carefully before completing this form. To meet the requirements of the Corporations Act, this Application Form must not be distributed unless included in, or accompanied by, the prospectus.

Broker Code

Adviser Code

A I/we apply for

Number of Shares in Prime Minerals Limited at $0.20 per Share or such lesser number of Shares which may be allocated to me/us

B I/we lodge full Application Money

A$

C Individual/Joint applications - refer to naming standards overleaf for correct forms of registrable title(s)

Title or Company Name | Given Name(s) | Surname

Joint Applicant 2 or Account Designation

Joint Applicant 3 or Account Designation

D Enter your postal address - include State and Postcode

Unit | Street Number | Street Name or PO Box /Other Information

City / Suburb / Town | State | Postcode

E Enter your contact details

Contact Name

Telephone Number - Business Hours / After Hours

( )

F CHESS Participant

Holder Identification Number (HIN)

X

Please note that if you supply a CHESS HIN but the name and address details on your form do not correspond exactly with the registration details held at CHESS, your application will be deemed to be made without the CHESS HIN, and any securities issued as a result of the IPO will be held on the Issuer Sponsored subregister.

Cheque details - Make your cheque or bank draft payable to Prime Minerals Ltd - Application Account

G

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$
				A$

By submitting this Application Form, I/we declare that this application is completed and lodged according to the Prospectus and the declarations/statements on the reverse of this Application form and I/we declare that all details and statements made by me/us (including the declaration on the reverse of this Application Form) are complete and accurate. I/we agree to be bound by the Constitution of the Company.

See back of form for completion guidelines

How to complete this form

A Shares Applied for

Enter the number of Shares you wish to apply for. The application must be for a minimum of 10,000 Shares. Applications for greater than 10,000 Shares must be in multiples of 1,000 Shares.

B Application Monies

Enter the amount of Application Monies. To calculate the amount, multiply the number of Shares by the price per Shares.

C Applicant Name(s)

Enter the full name you wish to appear on the statement of share holding. This must be either your own name or the name of a company. Up to 3 joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applications using the wrong form of names may be rejected. Clearing House Electronic Subregister System (CHESS) participants should complete their name identically to that presently registered in the CHESS system.

D Postal Address

Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact Details

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

F CHESS

Prime Minerals Limited (the Company) will apply to the ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of Australian Stock Exchange Limited. In CHESS, the company will operate an electronic CHESS Subregister of security holdings and an electronic Issuer Sponsored Subregister of security holdings. Together the two Subregisters will make up the Company's principal register of securities. The Company will not be issuing certificates to applicants in respect of Shares allotted. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold Shares allotted to you under this Application on the CHESS Subregister, enter your CHESS HIN. Otherwise, leave this section blank and on allotment, you will be sponsored by the Company and allocated a Securityholder Reference Number (SRN).

G Payment

Make your cheque or bank draft payable to Prime Minerals Ltd - Application Account in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian Bank.

Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box B.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Application Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

Before completing the Application Form the applicant(s) should read this prospectus to which this application relates. By lodging the Application Form, the applicant agrees that this application for Shares in Prime Minerals Limited is upon and subject to the terms of the prospectus and the Constitution of Prime Minerals Limited, agrees to take any number of Shares that may be allotted to the Applicant(s) pursuant to the prospectus and declares that all details and statements made are complete and accurate. It is not necessary to sign the Application Form.

Lodgement of Application

Application Forms must be received at the Perth office of Computershare Investor Services Pty Limited by no later than 5.00pm WST on 24 November 2006.
Return the Application Form with cheque(s) attached to:

Computershare Investor Services Pty Limited GPO Box D182 PERTH WA 6840	OR	Computershare Investor Services Pty Limited Level 2 45 St Georges Terrace PERTH WA 6000

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

IPO

If you have any enquiries concerning your application, please contact the Computershare Investor Services Pty Limited on 1300 557 010.

Correct forms of registrable title(s)

Note that ONLY legal entities are allowed to hold Shares. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act. At least one full given name and the surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual - Use given name(s) in full, not initials	Mr John Alfred Smith	J A Smith
Joint - Use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Company - Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts - Use trustee(s) personal name(s) - Do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased Estates - Use executor(s) personal name(s) - Do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18) - Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Peter Smith
Partnerships - Use partners personal name(s) - Do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/Unincorporated Bodies/Business Names - Use office bearer(s) personal name(s) - Do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds - Use the name of trustee of the fund - Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

PML

END